MGIC Investment Corporation

Notice of 2008 Annual Meeting and Proxy Statement

2007 Annual Report to Shareholders

MGIC Investment Corporation

April 11, 2008

Dear Shareholder:

It is my pleasure to invite you to attend our Annual Meeting of Shareholders to be held on Thursday, May 15, 2008, at the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At our meeting this year, we will ask shareholders to elect four directors to our Board of Directors, approve performance goals for certain restricted equity awards under our 2002 Stock Incentive Plan and under an annual bonus plan with such goals and ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008. We will also report on our business.

Your vote is important. Even if you plan to attend the meeting, we encourage you to sign the enclosed proxy card for voting your shares. Please read our Proxy Statement for more information about our meeting and the voting process.

Our Annual Report to Shareholders follows the Proxy Statement in this booklet.

Sincerely,

Curt S. Culver

Curt S. Culver
Chairman and
Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 15, 2008: Our Proxy Statement and 2007 Annual Report to Shareholders are available free of charge at http://mtg.mgic.com/proxyinfo.

MGIC Investment Corporation

Notice of Annual Meeting of Shareholders
To Be Held On
May 15, 2008

To Our Shareholders:

The Annual Meeting of Shareholders of MGIC Investment Corporation will be held at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on May 15, 2008, at 9:00 A.M., to vote on the following matters:

(1) Election of four directors, each for a three-year term;

(2) Approval of performance goals for certain restricted equity awards under our 2002 Stock Incentive Plan;

(3) Approval of performance goals under an annual bonus plan with such goals;

(4) Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008; and

(5) Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 14, 2008 will be entitled to vote at the annual meeting and any postponement or adjournment of the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
April 11, 2008

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD

MGIC INVESTMENT CORPORATION

P.O. Box 488,
MGIC Plaza,
Milwaukee, WI 53201

Proxy Statement

Our Board of Directors is soliciting proxies for the Annual Meeting of Shareholders to be held at 9:00 A.M., Thursday, May 15, 2008, at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, and at any postponement or adjournment of the meeting. This proxy statement and the enclosed form of proxy are being mailed to shareholders beginning on approximately April 11, 2008. Our Annual Report to Shareholders for the fiscal year ended December 31, 2007, which follows the proxy statement in this booklet, is a separate report and is not part of this proxy statement. If you have any questions about attending our annual meeting, you can call our Corporate Secretary at (414) 347-6480.

About the Meeting and Proxy Materials

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act on the matters outlined in our notice of meeting on the preceding page, including the election of directors, approval of performance goals for certain restricted equity awards under our 2002 Stock Incentive Plan and under an annual bonus plan with such goals and ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008. In addition, management will report on our performance during the last year and, after the meeting, respond to questions from shareholders.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on March 14, 2008, the record date for the meeting, are entitled to receive notice of and to participate in the annual meeting. For each share of Common Stock that you held on that date, you are entitled to one vote on each matter considered at the meeting. On the record date, 82,016,066 shares of Common Stock were outstanding and entitled to vote. On March 28, 2008, we closed the sale of 42,933,333 shares of our Common Stock. These shares were issued after our March 14, 2008 record date for our annual meeting and holders of these shares are not entitled to vote them at our annual meeting. Also, these shares will not be taken into account in determining the number of shares required to establish a quorum at the annual meeting. As a result, these shares are not included in any figures provided in this proxy statement, including in the stock ownership figures and percentages included in the stock ownership table on page 3.

What is a proxy?

A proxy is another person you legally designate to vote your shares. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

How do I vote my shares?

If you are a shareholder of record, meaning your shares are registered directly in your name with Wells Fargo Bank Minnesota, N.A., our stock transfer agent, you may vote your shares by completing, signing and returning the enclosed proxy card in the envelope provided. If you attend the meeting, you may withdraw your proxy and vote your shares in person.

If you hold your shares in "street name," meaning your shares are held in a stock brokerage account or by a bank or other nominee, your broker or nominee has enclosed or provided a vote instruction form for you to use to direct the broker or nominee how to vote your shares.

If you hold shares as a participant in our Profit Sharing and Savings Plan and Trust, you may use the enclosed proxy card to instruct the plan trustees how to vote those shares. The trustees will vote shares held in your account in accordance with your instructions and the plan terms. The plan trustees may vote the shares for you if your proxy card is not received at least five days before the annual meeting date.

Can I change my vote after I return my proxy card?

Yes, you can revoke your proxy at any time before your shares are voted by advising our corporate Secretary in writing, by submitting a signed proxy with a later date, or by voting in person at the meeting. If your shares are held in street name by a broker, bank or nominee, or in our Profit Sharing and Savings Plan and Trust, you must follow the instructions of the broker, bank, nominee or plan trustee on how to change your vote.

How are the votes counted?

A quorum is necessary to hold the meeting and will exist if a majority of the 82,016,066 shares of Common Stock outstanding on the record date are represented, in person or by proxy, at the meeting. Votes cast by proxy or in person at the meeting will be counted by Wells Fargo Bank Minnesota, N.A., which has been appointed by our Board to act as inspector of election for the meeting.

Shares represented by proxy cards marked "Abstain" will be counted to determine the presence of a quorum, but will not be counted as votes for or against any matter. "Broker non-votes," which occur when a broker or other nominee does not have authority to vote on a particular matter without instructions from the beneficial owner of the shares and has not received such instructions, will be counted for quorum purposes but will be not be counted as votes for or against any matter.

What are the Board's recommendations?

Our Board of Directors recommends a vote **FOR** all of the nominees for director (Item 1), **FOR** approval of performance goals for certain restricted equity awards under our 2002 Stock Incentive Plan that include such goals (Item 2), **FOR** approval of performance goals for an annual bonus plan that conditions bonuses on meeting such goals (Item 3) and **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008 (Item 4).

If you sign and return a proxy card without specifying how you want your shares voted, the named proxies will vote your shares in accordance with the recommendations of the Board for all Items and in their best judgment on any other matters that properly come before the meeting.

Will any other items be acted upon at the annual meeting?

The Board does not know of any other business to be presented at the annual meeting. No shareholder proposals will be presented at this year's annual meeting.

What are the deadlines for submission of shareholder proposals for the next annual meeting?

Shareholders may submit proposals on matters appropriate for shareholder action at future annual meetings by following the SEC's rules. Proposals intended for inclusion in next year's proxy materials must be received by our Secretary no later than December 11, 2008.

Under our Bylaws, a shareholder who wants to bring business before the annual meeting that has not been included in the proxy materials for the meeting, or who wants to nominate directors at the meeting, must be eligible to vote at the meeting and give written notice of the proposal to our corporate Secretary. The procedures contained in our Bylaws include giving notice to our Secretary at least 45 and not more than 70 days before the first anniversary of the date set forth in our proxy statement for the prior Annual Meeting as the date on which we first mailed such proxy materials to shareholders. For the 2009 annual meeting, the notice must be received by the Secretary no later than February 25, 2009, and no earlier than January 31, 2009. For director nominations, the notice must comply with the Bylaws and provide the information required to be included in the proxy statement for individuals nominated by the Board. For any other proposals, the notice must describe the proposal and why it should be approved, identify any material interest of the shareholder in the matter, and include other information required by the Bylaws.

Who pays to prepare, mail and solicit the proxies?

We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, our employees may solicit proxies by telephone, facsimile or personal interview. We have also engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $10,000, plus expenses, including charges by brokers and other custodians, nominees and fiduciaries to forward proxy materials to the beneficial owners of our Common Stock.

Stock Ownership

The following table identifies holders of more than 5% of the outstanding shares of our Common Stock as of December 31, 2007, based on information filed with the SEC, or a later date if a subsequent SEC filing was made before February 29, 2008. The table also shows the amount of our Common Stock beneficially owned by our named executive officers and all directors and named executive officers as a group. Unless otherwise noted, the parties listed in the table have sole voting and investment power over their shares, and information regarding the directors and named executive officers is given as of February 29, 2008.

Name	Shares Beneficially Owned	Percent of Class
Old Republic International Corporation 307 North Michigan Avenue Chicago, IL 60601[(1)]	12,227,159	14.91%
Capital World Investors Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071[(2)]	11,278,300	13.75%
FMR, LLC 82 Devonshire Street Boston, Massachusetts 02109[(3)]	8,157,611	9.95%
Putnam, LLC d/b/a Putnam Investments Putnam Investment Management, LLC The Putnam Advisory Company, LLC One Post Office Square Boston, MA 02109[(4)]	7,263,789	8.86%
Curt S. Culver[(5)]	1,035,776	1.26%
J. Michael Lauer[(5)]	420,190	*
Lawrence J. Pierzchalski[(5)]	318,574	*
Patrick Sinks[(5)]	318,377	*
Jeffrey H. Lane[(5)]	277,903	*
All directors and executive officers as a group (17 persons)[(5)(6)]	2,871,339	3.46%

* Less than 1%

(1) Old Republic International Corporation's ownership is reported as of January 23, 2008. Old Republic International Corporation, which reported ownership on behalf of itself and several of its wholly owned subsidiaries, reported that it had shared voting and investment power for all of the shares.

(2) Capital World Investors ("CWI") and Capital Research Global Investors ("CRGI") are both divisions of Capital Research and Management Company and registered investment advisers that reported ownership of shares separately because they make separate voting and investment decisions. CWI, which reported ownership of 5,892,000 shares, reported that it had sole voting power with respect to 1,000,000 of the shares and no voting power with respect to the remainder of the shares. CRGI, which reported ownership of 5,296,300 shares, reported that it had sole voting and investment power for all of these shares.

(3) Includes 8,100,352 shares beneficially owned by Fidelity Management & Research Company ("Fidelity"), a registered investment adviser and wholly-owned subsidiary of FMR LLC, and 57,259 shares beneficially owned by Pyramis Global Advisors Trust Company ("Pyramis"), a bank and wholly-owned subsidiary of FMR LLC. Edward C. Johnson 3d and FMR LLC, through their control of Fidelity and the investment companies for which Fidelity acts as investment adviser ("Funds") each has sole investment power as to the 8,100,352 shares owned by the Funds; the Funds' Boards of Trustees have sole voting power as to

such shares. Mr. Johnson and FMR LLC, through their control of Pyramis, each has sole voting and investment power as to 57,259 shares owned by the institutional accounts managed by Pyramis.

(4) The companies listed, some of which are registered investment advisers, reported ownership as a group and that they have shared voting power for 285,212 shares, no voting power with respect to the remaining shares and shared investment power for all of the shares.

(5) Includes shares that could be purchased on February 29, 2008 or within 60 days thereafter by exercise of stock options granted to the named executive officers: Mr. Culver — 493,800; Mr. Lauer — 165,200; Mr. Sinks — 60,000; Mr. Pierzchalski — 165,200; Mr. Lane — 97,400; and all executive officers as a group — 1,083,100. Also includes shares held in our Profit Sharing and Savings Plan and Trust: Mr. Culver — 12,673; Mr. Lauer — 53,182; Mr. Sinks — 11,712; and all executive officers as a group — 99,556. Also includes restricted shares over which the named executive officer has sole voting power but no investment power: Mr. Culver — 189,604; Mr. Lauer — 29,665; Mr. Sinks — 113,032; Mr. Pierzchalski — 68,640; Mr. Lane — 35,646; and all executive officers as a group — 463,168. Also includes shares underlying restricted stock units (RSUs) for which the named executive officers have neither voting nor investment power: Mr. Culver — 152,000; Mr. Lauer — 82,080; Mr. Sinks — 80,000; Mr. Pierzchalski — 43,200; Mr. Lane — 73,980; and all executive officers as a group — 507,845. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 88,543; and all directors and executive officers as a group — 103,573.

(6) Includes an aggregate of 58,891 share units and 49,274 shares underlying RSUs held by our non-employee directors. Our directors have neither investment nor voting power over these share units and RSUs. Also includes an aggregate of 475,118 restricted shares held by all directors and executive officers as a group. The beneficial owners have sole voting power but no investment power over the restricted shares.

Item 1 — *Election of Directors*

Our Board of Directors is divided into three classes, with directors in each class serving for a term of three years. One class of directors is elected at each annual meeting. The Board, upon the recommendation of the Management Development, Nominating and Governance Committee, has nominated four directors for re-election to the Board to serve until our 2011 annual shareholders meeting. If any nominee is not available for election, proxies will be voted for another person nominated by the Board or the size of the Board will be reduced.

Under our Bylaws, written notice of nominations for director by shareholders was required to be provided to the Secretary by February 24, 2008. Because no notice was received by the deadline, shareholders may not make any nominations for election to the Board at the annual meeting.

Shareholder Vote Required

Each nominee who receives a plurality of the votes cast at the meeting will be elected a director. Only votes cast for a nominee will be counted. Votes cast include votes under proxies which are signed and do not have contrary voting instructions. Broker non-votes, abstentions and instructions on the proxy card to withhold authority to vote for one or more of the nominees will be disregarded in the calculation of a plurality of the votes cast. However, under our Bylaws, in an uncontested election (which is an election in which the number of candidates does not exceed the number of directors to be elected) any director elected by less than a "Majority Vote" is required to send our Board a resignation. The effectiveness of any such resignation will be contingent upon Board acceptance. The Board will accept or reject any such resignation in its discretion after receiving a recommendation made by our Management Development, Nominating and Governance Committee. "Majority Vote" means that when there is a quorum present, more than 50% of the votes cast in the election of such director were "for" the election of such director, with votes cast being equal to the total of the votes "for" the election of such director plus the votes "withheld" from the election of such director. Under an agreement with institutional shareholders, the Board will be recommending in next year's proxy statement that shareholders amend our articles of incorporation at the Annual Meeting in 2009 so that in uncontested elections any director nominee who does not receive a Majority Vote will not be elected as a director. If this amendment is approved by shareholders, the Board would determine, under procedures it would adopt, the status of director nominees who are not elected.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE NOMINEES. PROXIES WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

Information about our directors, four of whom are nominees for election at the annual meeting, appears below. The biographical information is as of February 1, 2008.

NOMINEES FOR DIRECTOR
Term Ending 2011

Shares Beneficially Owned(1)



David S. Engelman, 70, a Director since 1993, has been a private investor for more than five years. He was President and Chief Executive Officer, on an interim basis, of Fleetwood Enterprises, Inc., a manufacturer of recreational vehicles and manufactured housing, from February to August 2002. He is also a director of Fleetwood Enterprises, Inc. — 10,623(2)(3)(4)



Kenneth M. Jastrow, II, 60, a Director since 1994, is the non-executive Chairman of the Board of Forestar Real Estate Group Inc. ("Forestar"), which is engaged in various real estate businesses, and Guaranty Financial Group Inc. ("Guaranty"), which is engaged in banking and other financial services. From January 2000 until December 28, 2007, when Temple-Inland Inc. ("TI") completed the spin-offs of Forestar and Guaranty, Mr. Jastrow was the Chairman and Chief Executive Officer of TI, a holding company which during Mr. Jastrow's tenure had interests in paper, forest products, financial services and real estate. He is also a director of KB Home — 31,911(2)(3)



Daniel P. Kearney, 68, a Director since 1999, is a business consultant and private investor. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc, an investment banking firm, from 1977 to 1988. He is also a director of Fiserv, Inc. and MBIA, Inc. — 38,755(3)

Shares Beneficially Owned(1)



Donald T. Nicolaisen, 63, a Director since 2006, was the Chief Accountant of the United States Securities and Exchange Commission from September 2003 to November 2005, when he retired from full time employment. Prior to joining the SEC, he was a Senior Partner at PricewaterhouseCoopers LLP, an accounting firm that he joined in 1967. He is also a director of Verizon Communications Inc., Morgan Stanley and Zurich Financial Services Group. Mr. Nicolaisen was elected to our Board of Directors on October 26, 2006 by our Board of Directors. That election was recommended by the Management Development, Nominating and Governance Committee, which was introduced to Mr. Nicolaisen by one of our executive officers. — 4,956(3)

DIRECTORS CONTINUING IN OFFICE

Term Ending 2009



Karl E. Case, 61, a Director since 1991, is the Katharine Coman and A. Barton Hepburn Professor of Economics at Wellesley College where he has taught since 1976. Dr. Case has been Visiting Scholar at the Federal Reserve Bank of Boston since 1985. He is also a director of The Depositors Insurance Fund of Massachusetts — 16,228(2)(3)



Curt S. Culver, 55, a Director since 1999, has been our Chairman of the Board since January 2005 and our Chief Executive Officer since January 2000. He served as our President from January 1999 to January 2006. Mr. Culver has been Chief Executive Officer of Mortgage Guaranty Insurance Corporation (MGIC) since January 1999, President of MGIC since May 1996, and held senior executive positions with MGIC for more than five years before then. He is also a director of Wisconsin Electric Power Company and Wisconsin Energy Corporation — 1,035,776(5)



William A. McIntosh, 68, a Director since 1996, was an executive committee member and a managing director at Salomon Brothers Inc., an investment banking firm, when he retired in 1995 after 35 years of service. He is also a director of Northwestern Mutual Series Fund Inc. — 26,898(2)(3)

Shares Beneficially Owned(1)



Leslie M. Muma, 63, a Director since 1995, is retired and was Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm from 1999 until December 2005. Before serving as Fiserv's Chief Executive Officer, he was its President for many years — 40,417(2)(3)(6)

DIRECTORS CONTINUING IN OFFICE

Term Ending 2010



James A. Abbott, 68, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company, from January 1980 to December 1994 — 23,733(2)(3)



Thomas M. Hagerty, 45, a Director since 2001, has been a managing director with Thomas H. Lee Partners, L.P. and its predecessor Thomas H. Lee Company, a private investment firm, since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is also a director of Fidelity National Financial, Inc. and Fidelity National Information Services, Inc. — 22,367(3)



Michael E. Lehman, 57, a Director since 2001, has been Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, since February 2006. From July 2000 to September 2002, when he retired from full time employment, he was Executive Vice President of Sun Microsystems, he was its Chief Financial Officer from February 1994 to July 2002, and held senior executive positions with Sun Microsystems for more than five years before then — 9,170(3)

(1) Ownership information is for shares of Common Stock as of February 29, 2008. Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director, other than Mr. Culver, represents less than 1% of the total number of shares outstanding. Common Stock beneficially owned by Mr. Culver represents approximately 1.26% of the total number of shares outstanding.

(2) Includes 2,000 shares held under our 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares underlying RSUs as follows: Mr. Abbott — 3,050; Dr. Case — 3,050; Mr. Engelman — 3,050; Mr. Hagerty — 3,050; Mr. Jastrow — 3,050; Mr. Kearney — 3,050; Mr. Lehman — 3,050; Mr. McIntosh — 3,050; Mr. Muma — 3,050; and Mr. Nicolaisen — 1,700. Such units were issued pursuant to our RSU award program (See "Compensation of Directors— RSU Award Program"), except for the following awards, which are held under the Deposit Share Program for Non-Employee Directors under our 2002 Stock Incentive Plan (See "Compensation of Directors — Deposit Share Program"): Mr. Abbott — 1,491; Mr. Hagerty— 3,859; Mr. Jastrow — 4,670; Mr. Kearney — 5,733; Mr. Muma — 4,098; and Mr. Nicolaisen — 273. Directors have neither voting nor investment power over the shares underlying any of these units.

Also includes shares held under the Deposit Share Program for Non-Employee Directors under our 1991 Stock Incentive Plan and 2002 Stock Incentive Plan as follows: Mr. Abbott — 994; Dr. Case — 1,615; Mr. Engelman — 2,567; Mr. Jastrow — 6,733; Mr. McIntosh — 3,437; and Mr. Nicolaisen — 182. Directors have sole voting power and no investment power over these shares.

Also includes share units held under our Deferred Compensation Plan (See "Compensation of Directors — Deferred Compensation Plan") over which the directors have neither voting nor investment power, as follows: Dr. Case — 9,523; Mr. Hagerty — 7,277; Mr. Jastrow — 14,312; Mr. Kearney — 11,228; Mr. Lehman — 1,371; Mr. Muma — 12,379; and Mr. Nicolaisen — 2,801.

(4) Includes 1,569 shares owned by a trust of which Mr. Engelman is a trustee and a beneficiary and as to which Mr. Engelman disclaims beneficial ownership except to the extent of his interest in the trust. Voting and investment power are shared for all shares owned by the trust.

(5) Includes 493,800 shares which Mr. Culver had the vested right to acquire as of February 29, 2008, or which become vested within sixty days thereafter under options granted to Mr. Culver; 12,673 shares held in our Profit Sharing and Savings Plan and Trust; 189,604 restricted shares awarded under our 2002 Stock Incentive Plan, over which Mr. Culver has sole voting power but no investment power; and 152,000 shares underlying RSUs awarded under our 2002 Stock Incentive Plan over which he has neither voting nor investment power.

(6) Includes 9,132 shares owned by a trust of which Mr. Muma is a trustee and a beneficiary and as to which Mr. Muma disclaims beneficial ownership except to the extent of his interest in the trust.

Corporate Governance and Board Matters

Board Attendance

The Board of Directors met 20 times during 2007. Each director attended at least 90% of the meetings of the Board and Committees of the Board on which he served during 2007. The annual meeting of shareholders is scheduled in conjunction with a Board meeting and directors are expected to attend the annual meeting. All of our directors attended our 2007 annual meeting of shareholders.

Corporate Governance Guidelines and Code of Business Conduct

The Board has adopted Corporate Governance Guidelines which cover the Board's composition, meeting process, director independence, committee structure and functions, CEO succession planning and director compensation. Among other things, pursuant to the Corporate Governance Guidelines, at the January and October Board meetings and at any additional times determined by the Board, the Board will meet in executive session without the presence of any member of our management. For a number of years, including

2007, the Board has met in executive session after each Board meeting at which directors were present in person. The Chairman of the Management Development, Nominating and Governance Committee presides at these sessions. The Corporate Governance Guidelines also provide that a director who retires from his principal employment or joins a new employer shall offer to resign from the Board and a director who is an officer of MGIC and leaves MGIC must resign from the Board.

We have a Code of Business Conduct emphasizing our commitment to conducting our business in accordance with legal requirements and high ethical standards. The Code applies to all employees, including our executive officers, and specified portions are applicable to our directors. Among other things, the Code prohibits us from entering into transactions in which our employees or their immediate family members have a material financial interest (either directly or through a company with which the employee has a relationship) unless all of the following conditions are satisfied:

- the terms of the contract or transaction are fair and equitable, at arm's length and are not detrimental to our interests;
- the existence and nature of the interests of the employee are fully disclosed to and approved by the appropriate person; and
- the interested employee has not participated on our behalf in the consideration, negotiation or approval of the contract or transaction.

Under the Code, contracts and transactions involving a "Senior Financial Officer," an executive officer or any related party may not be entered into prior to disclosure to, and approval of, our Audit Committee. Similarly, the Code requires Audit Committee approval of all transactions with any director or any related party, other than transactions involving the provision of goods or services in the ordinary course of business of both parties. The Code contemplates that our non-employee directors will disclose all transactions between us and parties related to the director, even if they are in the ordinary course of business.

Our Corporate Governance Guidelines and our Code of Business Conduct are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these documents are available to any shareholder who submits a written request to our Secretary. The description above of the portion of our Code of Business Conduct that applies to transactions is subject to the actual terms of the Code. We intend to disclose on our website any waivers and amendments to our Code of Business Conduct that are required to be disclosed under Item 5.05 of Form 8-K.

Communicating with the Board

Shareholders and other interested persons can communicate with the members of the Board, the non-management members of the Board as a group or the Chairperson of the Management Development, Nominating and Governance Committee, by sending a written communication to our corporate Secretary, addressed to: MGIC Investment Corporation, Secretary, P.O. Box 488, Milwaukee, WI 53201. The Secretary will pass along any such communication, other than a solicitation for a product or service, to the Chairperson of the Management Development, Nominating and Governance Committee.

Director Independence

Our Corporate Governance Guidelines regarding director independence provide that a director is not independent if the director has any specified disqualifying relationship with us. The disqualifying relationships are equivalent to those of the independence rules of the New York Stock Exchange, except that our disqualification for board interlocks is more stringent than under the NYSE rules. Also, for a director to be independent under the Guidelines, the director may not have any material relationship with us. For purposes of determining whether a disqualifying or material relationship exists, we consider relationships with MGIC Investment Corporation and its consolidated subsidiaries. Our Corporate Governance Guidelines are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links.

In February 2008, the Board determined that all of our directors are independent under the Guidelines and the NYSE rules, except for Mr. Culver, our CEO. The Board made its determination by considering that no disqualifying relationships existed during the periods specified under the Guidelines and the NYSE rules. To determine that there were no material relationships, the Board applied categorical standards that it had adopted. All independent directors met these standards. Under these standards, a director is not independent if payments under transactions between us and a company of which the director is an executive officer or 10% or greater owner exceeded the greater of $1 million or 1% of the other company's gross revenues. Payments made to and payments made by us are considered separately, and this quantitative threshold is applied to transactions that occurred in the three most recent fiscal years of the other company. Also under these standards, a director is not independent if during our last three fiscal years the director:

- was an executive officer of a charity to which we made contributions, or
- was an executive officer or member of a law firm or investment banking firm providing services to us, or
- received any direct compensation from us other than as a director, or if during such period a member of the director's immediate family received compensation from us.

In making its independence determinations, the Board considered our provision of contract underwriting services to American Security Mortgage Corp. (of which Mr. Abbott is the Chairman and a principal) and mortgage insurance premiums received by us on loans for which American Security Mortgage Corp. was the original insured. These transactions were below the quantitative threshold noted above and were entered into in the ordinary course of both our and American Security Mortgage Corp.'s business. Until the end of 2007, Mr. Jastrow was the Chairman and Chief Executive Officer of Temple-Inland Inc. In 2007, and prior years, in the ordinary course of both our and Temple-Inland's business, we provided contract underwriting services to Temple-Inland and received mortgage insurance premiums on loans for which Temple-Inland was the original insured.

Committees

The Board has five committees: Audit; Management Development, Nominating and Governance; Risk Management; Securities Investment; and Executive. Information regarding these Committees is provided below. The charters of the Audit, Management Development, Nominating and Governance, Risk Management and Securities Investment Committees are available on our website (http://mtg.mgic.com) under the "Investor Information; Corporate Governance" links. Written copies of these charters are available to any shareholder who submits a written request to our Secretary.

Audit Committee

The members of the Audit Committee are Messrs. Lehman (Chairman), Kearney and McIntosh. The Board's determination that each of these directors meets all applicable independence requirements took account of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended. The Board has determined that Mr. Lehman is an "audit committee financial expert" as that term is defined in Regulation S-K of the Securities Exchange Act of 1934, as amended. The Committee met 15 times during 2007.

Audit Committee Report

The Audit Committee assists the oversight by the Board of Directors of the integrity of MGIC Investment Corporation's financial statements, the effectiveness of its system of internal controls, the qualifications, independence and performance of its independent accountants, the performance of its internal audit function, and its compliance with legal and regulatory requirements. As provided in the Audit Committee Charter, the ultimate responsibility for the integrity, completeness and fairness of MGIC Investment Corporation's financial statements and the effectiveness of its internal controls rests with MGIC Investment Corporation's management. The Charter provides that the independent accountants are intended to be the primary check on management's performance in this regard. The ultimate responsibility for MGIC Investment Corporation's compliance with legal and regulatory requirements also rests with MGIC Investment Corporation's management.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP (PwC), MGIC Investment Corporation's independent registered public accounting firm, its audited financial statements for the year ended December 31, 2007. The Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61 ("Communication with Audit Committees"). The Audit Committee also received from PwC the written disclosures required by the Independence Standards Board's Standard No. 1 ("Independence Discussions with Audit Committees") and discussed with PwC their independence from MGIC Investment Corporation and its management. None of the officers of MGIC Investment Corporation having responsibility for finance or accounting matters is a former partner or employee of PwC.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that MGIC Investment Corporation's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2007, which has been filed with the SEC. These are the same financial statements that appear in MGIC Investment Corporation's Annual Report to Shareholders.

Members of the Audit Committee:

Michael E. Lehman, Chairman
Daniel P. Kearney
William A. McIntosh

Management Development, Nominating and Governance Committee

The members of the Management Development, Nominating and Governance Committee are Messrs. Jastrow (Chairman), Hagerty and Muma. The Committee met five times during 2007. The Committee is responsible for overseeing our executive compensation program, including approving corporate goals relating to compensation for our CEO, determining our CEO's annual compensation and approving compensation for our other senior executives. The Committee prepares the Compensation Committee Report and reviews the Compensation Discussion and Analysis included in our proxy statements. Although the Committee may delegate its responsibilities to subcommittees, it has not done so.

The materials provided to the Committee annually in advance of its meetings include: detailed breakdowns of the total compensation of the named executive officers; the amount that our named executive officers realized in at least the previous five years pursuant to equity grants; the total amount of stock, stock options, restricted stock and RSUs held by each named executive officer (restricted stock and RSUs are collectively referred to in this proxy statement as "restricted equity"); and the other compensation information disclosed in this proxy statement. The Committee reviews these materials and Mr. Culver's recommendations regarding the salaries and annual bonuses of our senior managers (other than his own salary and bonus).

The Committee has retained Frederic W. Cook & Co., a nationally recognized executive compensation consulting firm, to advise it. The Committee retains this compensation consultant to, among other things, help it determine that our executive compensation program provides appropriate compensation packages for our executive officers and that the components of compensation are structured in a manner that is both competitive and appropriate in light of the objectives set forth in the section titled "Compensation of Executive Officers — Compensation Discussion and Analysis — Objectives of our Executive Compensation Program" below. The scope of the compensation consultant's retention varies, but typically includes providing reports comparing total compensation of our named executive officers to the amounts paid by a comparison group of public companies. These reports often cover our CEO, CFO and the next three highest paid executive officers. In providing its services to the Management Development, Nominating and Governance Committee, the compensation consultant regularly interacts with our senior management. The compensation consultant does not provide any other services to us.

The Committee also oversees the CEO succession planning process, and makes recommendations to the Board to fill open director and committee member positions. In addition, the Committee reviews our Corporate Governance Guidelines and oversees the Board's self-evaluation process. Finally, the Committee identifies new director candidates through recommendations from Committee members, other Board members and our executive officers, and will consider candidates who are recommended by shareholders, as described below.

The Committee and the Board believe that a director nominee should have an inquiring and independent mind, sound and considered judgment, high standards of ethical conduct and integrity, and well-respected experience at senior levels of business, academia, government or other fields that will enable the Board to have access to a diverse body of talent and expertise relevant to our activities. The Committee and the Board also believe that a candidate's other time commitments, anticipated tenure on the Board, and whether the candidate will enable the Board to continue to have a substantial majority of independent directors under the Corporate Governance Guidelines must be considered for each candidate.

Shareholders may recommend a candidate for director by submitting background information about the candidate, a description of his or her qualifications and the candidate's consent to the recommendation. If the candidate is to be considered for nomination at the next annual shareholders meeting, the submission must be received by our corporate Secretary in writing no later than December 1 of the year preceding the meeting. Additional information on shareholder nominations is provided under "About the Meeting and Proxy Materials" in response to the question "*What are the deadlines for submission of shareholder proposals for the next annual meeting?*"

The Committee evaluates new director candidates under the criteria described above, as well as other factors the Committee deems relevant, through background reviews, input from others members of the Board and our executive officers, and personal interviews with the candidate. The Committee will evaluate any director candidates recommended by shareholders using the same process. In determining whether to recommend current Board members as nominees for re-election to the Board, the Committee reviews the directors' Board performance and solicits feedback about the directors from other Board members.

Compensation Committee Interlocks and Insider Participation

Messrs. Jastrow (Chairman), Hagerty and Muma served on the Management Development, Nominating and Governance Committee during 2007. No member of the Management Development, Nominating and Governance Committee during 2007 (1) has ever been one of our officers or employees nor (2) had any relationship with us during 2007 that would require disclosure under Item 404 of the SEC's Regulation S-K.

During 2007, none of our executive officers served as a director or member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of any other entity, one of whose executive officers is or has been a director of ours or a member of our Management Development, Nominating and Governance Committee.

Risk Management Committee

The members of the Risk Management Committee are Dr. Case (Chairman) and Messrs. Abbott, Engelman and Nicolaisen. The Committee met four times in 2007. The Committee is responsible for overseeing management's operation of our mortgage insurance business, including reviewing and evaluating with management the insurance programs, rates, underwriting guidelines and changes in market conditions affecting our business.

Securities Investment Committee

The members of the Securities Investment Committee are Messrs. Kearney (Chairman), Engelman and McIntosh. The Committee met four times in 2007. The Committee oversees management of our investment portfolio and the investment portfolios of our employee benefit plans. The Committee also makes recommendations to the Board regarding our capital management, including dividend policy, repurchase of shares and external funding.

Executive Committee

The Executive Committee provides an alternative to convening a meeting of the entire Board should a matter arise between Board meetings that requires Board authorization. The members of the Committee are Messrs. Culver (Chairman), Jastrow and Muma. The Committee did not meet in 2007 and did not meet in any of the four prior years. The Committee is established under our Bylaws and has all authority that the Board may exercise with the exception of certain matters that under the Wisconsin Business Corporations Law are reserved to the Board itself.

Compensation Of Directors

Under our Corporate Governance Guidelines, compensation of non-employee directors is reviewed periodically by the Management Development, Nominating and Governance Committee. Mr. Culver is our CEO and receives no additional compensation for service as a director and he is not eligible to participate in any of the following programs or plans.

Annual and Meeting Fees: Non-employee directors are paid an annual retainer of $32,000, plus $3,000 for each Board meeting attended, and $2,000 for all Committee meetings attended on any one day. The Chairperson of the Audit Committee receives an additional $10,000 fee annually and Chairpersons of other Board committees receive an additional $5,000 fee annually. Non-Chairperson directors who are members of the Audit Committee receive an additional $5,000 fee annually. Subject to certain limits, we reimburse directors, and for meetings not held on our premises, their spouses, for travel, lodging and related expenses incurred in connection with attending Board and committee meetings.

Deferred Compensation Plan: Non-employee directors may elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan may elect to have his or her deferred compensation account either credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year, or to have the fees deferred during a quarter translated into share units. Each share unit is equal in value to one share of our Common Stock and is ultimately distributed only in cash. If a director defers fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on our Common Stock.

Deposit Share Program: Under the Deposit Share Program, which is offered to directors under our 2002 Stock Incentive Plan, a non-employee director may purchase shares of Common Stock from us at fair market value which are then held by us. The amount that may be used to purchase shares cannot exceed the director's annual and meeting fees for the preceding year. We match each of these shares with one and one-half shares of restricted stock or, at the director's option, RSUs. A director who deferred annual and meeting fees from the prior year into share units under the plan described above may reduce the amount needed to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred is treated as if shares had been purchased and one and one-half shares of restricted stock or RSUs are awarded for each such share.

Since 2005, the restricted stock and RSUs awarded under the program vest one year after the award. Previously, vesting occurred on the third anniversary of the award unless a director chose a later date. Except for gifts to family members, the restricted stock may not be transferred prior to vesting; RSUs are not transferable. Shares that have not vested when a director leaves the Board are forfeited, except in the case of the director's death or certain events specified in the agreement relating to the restricted stock and RSUs. The Management Development, Nominating and Governance Committee may waive the forfeiture. All shares of restricted stock and RSUs vest on the director's death and will immediately become vested upon a change in control. RSUs that have vested are settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

RSU Award Program: Directors who are not our employees are awarded annually RSUs under the 2002 Stock Incentive Plan. In January 2006 and 2007 and February 2008, these directors were each awarded RSUs representing 850 shares of Common Stock. The RSUs vest on or about the first anniversary of the award date, or upon the earlier death of the director. RSUs that have vested will be settled in Common Stock when the director is no longer a Board member. The director receives a cash payment equivalent to the dividend corresponding to the number of shares underlying the director's RSUs outstanding on the record date for Common Stock dividends.

Former Restricted Stock Plan: Non-employee directors elected to the Board before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under our 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director by reason of death, disability or retirement, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator. In 1997, the Board decided that no new awards of Common Stock would be made under the plan.

Equity Ownership Guidelines: The Management Development, Nominating and Governance Committee has adopted equity ownership guidelines for directors under which each member of the Board is expected to own our equity having a value equal to five times the annual fee for serving on the Board. See "— Annual and Meeting Fees." Equity owned consists of shares owned outright by the director, restricted equity and all vested and unvested share units under the Deferred Compensation Plan described above. For purposes of the ownership guidelines, equity is valued using the average closing price during the year. Directors are expected to achieve the ownership guideline within five years after joining the Board. As of December 31, 2007, all directors met their required ownership under the guidelines.

Other: We also pay premiums for directors and officers liability insurance under which the directors are insureds.

2007 DIRECTOR COMPENSATION

The following table shows the compensation paid to each person who was one of our directors in 2007. Mr. Culver, our CEO, is also a director but receives no compensation for service as a director.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
James A. Abbott	100,000	142,261	242,261
Karl E. Case	102,000	155,010	257,010
David S. Engelman	100,000	150,315	250,315
Thomas M. Hagerty	93,000	146,941	239,941
Kenneth M. Jastrow	106,000	156,497	262,497
Daniel P. Kearney	129,000	184,856	313,856
Michael E. Lehman	129,000	54,793	183,793
William A. McIntosh	125,000	176,567	301,567
Leslie M. Muma	99,000	146,607	245,607
Donald T. Nicolaisen	100,000	62,217	162,217

(1) Each of the following directors elected to defer all the fees shown in this column into share units as described under "Deferred Compensation Plan" above as follows: Mr. Case — 2,879 share units; Mr. Hagerty — 2,548 share units; Mr. Jastrow — 2,907 share units; Mr. Kearney — 3,600 share units; Mr. Muma — 2,734 share units and Mr. Nicolaisen — 2,792 share units.

(2) The amounts shown in this column are the amounts that we recognized as a compensation expense under GAAP, except that in accordance with the SEC's executive compensation disclosure rules and to avoid double-counting, we have excluded from this column the portion of the awards included in the column titled "Fees Earned or Paid in Cash" and summarized in footnote 1 that were expensed in 2007. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2007 for information regarding the assumptions made in arriving at these amounts. Dividends are paid on all of these restricted shares and RSUs.

All of the compensation expense for stock awards that we recognized in 2007 resulted from stock expensed at values between $60.35 and $66.18 per share. The closing price of our stock at the end of the 2007 was $22.43.

In 2007, our directors were granted three types of equity awards. First, some directors elected to defer their cash fees in the manner described under "Deferred Compensation Plan" above. The awards that they received under such plan and the value of the awards are set forth in footnote 1 and the column titled "Fees Earned or Paid in Cash," respectively. Second, each director was awarded RSUs representing 850 shares of Common Stock and with a value (as of the grant date) of $52,896 pursuant to our RSU Award Program described under "RSU Award Program" above. Finally, our directors were awarded restricted shares or RSUs granted pursuant to our Deposit Share Program as follows, with each of the values representing the value as of the grant date: Mr. Abbott — 1,491 RSUs valued at $89,982; Mr. Case — 1,615 shares of restricted stock valued at $97,465; Mr. Engelman — 1,540 shares of restricted stock valued at $92,939; Mr. Hagerty — 1,491 RSUs valued at $89,982; Mr. Jastrow — 1,615 RSUs valued at $97,465; Mr. Kearney — 2,086 RSUs valued at $125,890; Mr. McIntosh — 2,062 shares of restricted stock valued at $124,442; Mr. Muma — 1,491 RSUs valued at $89,982; and Mr. Nicolaisen — 273 RSUs valued at $16,476. The following directors purchased at fair market value shares of our Common Stock under the Deposit Share Program in order to receive an award of restricted stock: Mr. Abbott — 994 shares for $59,988; Mr. Engelman — 1,027 shares for $61,979; Mr. McIntosh — 1,375 shares for $82,981; and Mr. Nicolaisen — 182 shares for $10,984.

At December 31, 2007, the outstanding stock awards to our directors that have either not vested or have vested but have not been released were: Mr. Abbott — 5,691; Mr. Case — 15,338; Mr. Engelman — 5,740;

Mr. Hagerty — 13,336; Mr. Jastrow — 29,915; Mr. Kearney — 19,161; Mr. Lehman — 3,571; Mr. McIntosh — 6,262; Mr. Muma — 20,677; and Mr. Nicolaisen — 3,924.

Compensation Of Executive Officers

Compensation Discussion and Analysis

This compensation discussion and analysis, or "CD&A," is intended to provide information about our compensation objectives and policies for our chief executive officer, our chief financial officer and our three other most highly compensated executive officers that will place in perspective the information contained in the compensation and related tables that follow this discussion. This CD&A refers to the Management Development, Nominating and Governance Committee, which oversees our executive compensation program, as the "Committee." Also, our chief executive officer, chief financial officer and the three other most highly compensated executive officers are collectively referred to as the "named executive officers." The terms "we" and "our" mean the Company.

Objectives of our Executive Compensation Program

Over the years, our executive compensation program has been based on the following objectives.

- We want a strong link between compensation and performance, by the Company and by individual executives.
- We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity.
- We want pay opportunities to reflect market practices in the sense that our total compensation is at the market median.
- We limit perquisites (perks) to avoid an entitlement mentality.
- We pay retirement benefits only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value.

How did the compensation we paid to our named executive officers for 2007 reflect these objectives?

- "We want a strong link between compensation and performance, by the Company and by individual executives."

  The Company's net loss was $1.670 billion in 2007 compared to net income of $564.7 million in 2006. The Committee decided to pay bonuses for 2007 to officers of the Company, including the named executive officers, of approximately 25% of the amount paid to this group for 2006. The Committee reduced the bonuses for 2007 paid to the CEO and two other named executive officers by 75% from their bonuses for 2006, reduced the bonus of another named executive officer by 72.5% and reduced the bonus of the other named executive officer by 70%. The Committee decided to pay bonuses for 2007 to recognize the significant contribution made by the named executive officers and other officers in connection with the proposed merger with Radian Group Inc. and because their work achieved the Company's objectives in entering the merger agreement in February 2007, planning for the integration of the two companies and terminating the merger in September 2007, when market conditions had changed. The Committee believed these factors warranted bonuses at this level even though the Company did not meet certain of the financial goals (involving net income and return on equity) that the Committee had approved in January 2007. These goals are discussed under "- Annual Bonus" below.

  Our 2007 financial statement expenses include 11 months of vesting for the restricted stock that vested in early 2008. The only restricted stock that vested in early 2008 was attributable to bonuses for 2004 and 2006 (the named executive officers had elected to take this portion of the bonus in restricted stock and have it paid over time), and to time vested shares granted in 2005. The average value of this restricted stock at vesting had declined by 74% compared to its value when it was awarded. There were no expenses in our 2007 financial statements for any restricted stock that was scheduled to vest in early 2008 but did not. There was no vesting in early 2008 on account of our 2007 performance for any restricted stock granted since 2003 that was scheduled to vest based on the achievement of any earnings per share goals. There was also no vesting in early 2008 for any restricted stock granted in 2006 and 2007 that was scheduled to vest based on the achievement of return on equity goals.

The options that vested in early 2008 had an average exercise price of $56.59 per share. At vesting, the price of our stock (averaged to reflect the different vesting dates) was $16.56.

- "We want a substantial portion of total compensation (which is base salary, annual bonus and longer-term incentives) to be in the form of equity."

On average for the named executive officers, restricted equity awarded in January 2007 had a value at the time of the award (assuming all of such equity would vest) of about 80% of the executive's total compensation for 2007. Over the years, this compensation objective had a substantial effect on our named executive officers, including through the decrease in the value of their restricted equity and stock options. The following table shows the decrease, from January 29, 2007 to January 29, 2008, in value of the restricted equity and stock options that they owned on January 29, 2007, the day after the last vesting in 2007 occurred:

	Value as of January 29(1)	
	2007(2)	2008(3)
Curt Culver	$17,911,309	$3,456,129
J. Michael Lauer	$ 5,968,036	$1,148,156
Patrick Sinks	$ 6,799,064	$1,758,081
Lawrence Pierzchalski	$ 5,962,813	$1,146,616
Jeffrey Lane	$ 4,617,370	$1,086,277

(1) Value of options is the difference between the market price and the exercise price on the relevant date; the value of restricted stock is the market price on the relevant date. The market price is the closing price on the New York Stock Exchange.

(2) Includes all restricted equity and options owned by each executive officer.

(3) To simplify the comparison between January 29, 2007 and January 29, 2008, includes all stock options and restricted equity owned as of January 29, 2007 minus restricted equity forfeited on February 15, 2008 (which effectively had no value as of January 29, 2008). As a result, this column includes the value of shares withheld to pay income taxes prior to January 29, 2008.

- "We want pay opportunities to reflect market practices in the sense that our total compensation is at the market median."

A discussion of the benchmarking we did is contained under "- Benchmarking" below.

- "We limit perquisites (perks) to avoid an entitlement mentality."

Our perks remained limited in 2007 and are discussed under "Components of our Executive Compensation Program — Perquisites" below.

- "We pay retirement benefits only on current compensation (salary and annual bonus) and therefore do not include longer-term incentives that can result in substantial increases in pension value."

Our retirement benefits met this objective in 2007 and are discussed under "- Pension Plan" below.

Benchmarking

To provide a framework for evaluating compensation levels against market practices, the Committee's compensation consultant periodically provides information from SEC filings for a comparison group of publicly traded companies and we periodically review various published compensation surveys. For a number of years the independent compensation consultant to the Committee has been Frederic W. Cook & Co., which we refer to as FWC. Aside from its role as the Committee's independent consultant, FWC provides no services to the Company.

In October 2006, FWC provided the Committee with a report on the primary components of our executive compensation program (base salary, annual bonus and longer-term incentives). The October 2006 report analyzed our compensation program against a comparison group of companies. The comparison companies were the ones that had been used in a report to the Committee prepared by FWC in October 2004, other than the elimination of companies that were acquired since the October 2004 report. The comparison companies were jointly selected by FWC and management, and approved by the Committee.

The comparison group used in the October 2006 report consisted of the following companies:

ACE Limited	Ambac Financial Group	Chubb Corp.
CNA Financial Corp.	Comerica Incorporated	Countrywide Financial Corp.
Fidelity National Financial	First American Corp.	Genworth Financial Inc.
Lincoln National Corp.	M & T Bank Corp.	MBIA Inc.
Old Republic Intl Corp.	PMI Group Inc.	PNC Financial Services Group Inc.
Principal Financial Group Inc.	Radian Group Inc.	Safeco Corp.
Sovereign Bancorp Inc.	Synovus Financial Corp.	Webster Financial Corp.

The analysis of our executive compensation by FWC in 2006 involved the overall comparison group as well as a subgroup comprised of five companies — Ambac, MBIA, Old Republic International, PMI Group and Radian Group, which we refer to as the surety comparison group and are either our direct competitors or are financial guaranty insurers.

The companies in our overall comparison group include our direct competitors, financial guaranty insurers and other financial services companies that are believed to be potential competitors for executive talent. Market capitalization was used as a proxy for the complexity of the operations of the companies in the overall comparison group to help determine whether they were appropriate benchmarks. Between the October 2004 report and the October 2006 report, our market capitalization decreased while the median market capitalization of the overall comparison group and the surety comparison group increased. Our market capitalization in the October 2006 report was approximately at the 25th percentile of the overall comparison group and was somewhat higher than the median of the surety comparison group.

The October 2006 report concluded that our total compensation for executive officers was at market (median) levels. The Committee had made significant changes to our executive compensation program in 2005 (increasing bonus opportunities and awards of restricted stock) to respond to the conclusions of the October 2004 report (which was consistent with the findings of similar reports completed in prior years) that total compensation for our executive officers was substantially below the median of the overall comparison group. The October 2006 report found that our CEO's total compensation was consistent with the medians for the overall comparison group and the surety comparison group, and that the total compensation of the other named executive officers was below the median of the overall comparison group and above the median of the surety comparison group. Even though our market capitalization was lower than the median market capitalization of the overall comparison group, the Committee did not believe it was appropriate to change the design of a program that had been only recently developed, especially when our market capitalization still exceeded the market capitalization of the surety comparison group. As a result, the Committee did not make any changes for 2007 to the design of our executive compensation program in response to the October 2006 report.

In July 2007, in connection with our then proposed merger with Radian Group Inc., FWC provided another report to the Committee covering the compensation of our named executive officers. This report used the same overall comparison group and the same surety comparison group and concluded that in the context of the proposed merger no significant adjustments to our compensation program for our named executive officers were needed.

Components of our Executive Compensation Program

Longer-Term Restricted Equity

Our executive compensation program is designed to make grants of restricted equity the largest portion of total compensation of our named executive officers. We emphasize this component of our executive compensation program because it aligns executives' interests with those of shareholders, and links compensation to performance through stock price and, for about 57% of grants made in recent years, achievement of corporate performance goals related to EPS.

In 2007, we awarded restricted equity that vests based on achievement of a performance goal related to EPS (which we refer to as EPS-vested awards) as well as restricted equity that vests based on continued employment and the satisfaction of an ROE target of 1% (which we refer to as service and ROE-vested awards). See footnote 5 to the 2007 Grants of Plan-Based Awards table below for a description of the vesting of the awards subject to EPS goals, as well as the five-year EPS goal established by the Committee in 2007. EPS-vested restricted equity awarded in 2007 is not entitled to receive dividends. Service and ROE-vested awards are entitled to receive dividends.

In view of our net loss for 2007, none of the EPS-vested stock and ROE-vested stock awards granted in 2007 vested on their scheduled vesting date in February 2008. Equivalent awards made in 2006 that were scheduled to vest in January 2008 also did not vest nor was there any vesting in January 2008 for EPS-vested awards made in 2003, 2004 and 2005. The portion of the service and ROE-vested awards made in 2006 and 2007 that did not vest have been forfeited. The portion of the 2003 EPS-vested award that did not vest has also been forfeited. The portion of the 2004 - 2007 EPS-vested awards that did not vest in February 2008 is eligible to vest in the future but we believe it is likely that a substantial amount of these awards will never vest and will be forfeited.

Annual Bonus

Annual bonuses are the next most significant portion of compensation because all of our named executive officers have maximum bonus potentials that substantially exceed their base salaries (three times base salary in the case of the CEO and two and one-quarter times base salary in the case of the other named executive officers). We have weighted bonus potentials more heavily than base salaries because bonuses are more directly linked to company and individual performance.

Our bonus framework for 2007 provided that bonuses would be determined in the discretion of the Committee taking account of, among other things, our ROE, pre-established financial goals, the business environment in which we operated and individual officer performance. The Committee believes that a discretionary bonus plan is appropriate because objective, short-term financial measures may not fully reflect the underlying reasons for our performance and will not reflect individual officer performance. We also had a formula based on pre-tax earnings that establishes a maximum bonus for executive officers under this bonus framework. This formula is described under "— Summary of Selected Components of our Executive Compensation Program — Annual Bonus" below.

In awarding bonuses for the last several years, the Committee considered our ROE and pre-established financial goals given its view that there should be a strong link between our performance and compensation. Our 2007 financial goals and 2007 performance were:

	2007 Goal	2007 Results
Net income (loss)	$ 528 million	$(1.670 billion)
ROE	12.0%	(42.2)%
Estimated market share for insurance written through the flow channel	23.0%	24.1%
Cash flow before financing activities	$ 420 million	$ 756 million
Operating expenses	$ 322 million	$ 315 million
Primary new insurance written	$ 66 billion	$ 77 billion
Primary insurance in force	$190.5 billion	$ 211.7 billion

The Committee determined it would weight subjective factors heavily in determining bonuses for 2007 and that it would not use the results of the formula to determine the maximum bonus payable to named executive officers because the formula would result in no bonuses being paid. The Committee approved a bonus pool for the named executive officers and other officers of the company that was approximately 25% of the bonus pool paid to this group for 2006. It asked Mr. Culver to give the Committee a schedule of how the pool should be allocated to each bonus recipient, which the Committee reviewed and approved. The CEO and two other named executive officers received bonuses for 2007 at 25% of the amount of their bonuses for 2006, another named executive officer received bonuses for 2007 at 27.5% of his 2006 bonus and the other named executive officer received bonuses for 2007 at 30% of his bonus. The Committee decided to pay bonuses for 2007 to recognize the significant contribution made by the named executive officers and other officers in connection with the proposed merger with Radian Group Inc. and because their work achieved the Company's objectives in entering the merger agreement in February 2007, planning for the integration of the two companies and terminating the merger in September 2007, when market conditions had changed.

For a number of years, all of our officers have been able to elect to receive restricted stock vesting in one year through continued employment for up to one-third of their bonus amounts (base restricted stock). If base restricted stock is elected, the executive officer will be awarded one and one-half shares of restricted stock vesting in three years, subject to continued employment, for each share of base restricted stock. Elections to receive restricted stock are made in the year before the year in which the bonus is awarded. Officers were not given the opportunity to make an election in 2007 because at the time management did not anticipate that any bonuses would be paid for 2007. As a result, no restricted stock was issued in connection with the bonuses for 2007.

Base Salary

Our philosophy is to target base salary range midpoints for our executive officers near the median levels compared to their counterparts at a comparison group of companies. In general, any change to Mr. Culver's salary is based upon the Committee's subjective evaluation of Mr. Culver's performance, as well as the evaluation of each director who is not on the Committee. All of these evaluations are communicated to the Committee Chairman through a CEO evaluation survey completed by each director. The subjects covered by the evaluation included financial results, leadership, strategic planning, succession planning, external relationships and communications and relations with the Board. Each year, Mr. Culver recommends specific changes for our other named executive officers. These recommendations are based on his subjective evaluation of each executive officer's performance, including his perception of their contributions to the Company. Based on Mr. Culver's recommendations, subject to any independent judgment by the Committee regarding the officer's performance (both the Committee and the Board have regular contact not only with the CEO, but also with each of the other named executive officers) the Committee approves changes in salaries for these officers.

In January 2007, Mr. Culver's annual base salary was increased to $830,000 from $800,000 and our other named executive officers' salaries were also increased by approximately 4%. These salary increases were consistent with salary increases given to our employees generally.

Pension Plan

Our executive compensation program includes a qualified pension plan and a supplemental executive retirement plan. These plans are offered because we believe that they are an important element of a competitive compensation program. We also offer a 401(k) plan to which we make contributions.

Perquisites

The perks we provide total less than $10,000 for each of our named executive officers. The perks are club dues and expenses, the cost of an annual or bi-annual medical examination, a covered parking space at our headquarters and aircraft travel, accommodation and related expenses of family members who accompany executives to business-related events at which they are not expected to attend. We believe our perks are very modest compared to what we perceive has been common past practice for larger companies.

Tax Deductibility Limit

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the Summary Compensation Table for that year is not deductible. Had any named executive officer exercised any stock options in 2007, the deduction for compensation arising from the exercise of stock options should not have been subject to such limit. A portion of Mr. Culver's bonus for 2007 was non-deductible as a result of the application of Section 162(m). The Committee took this fact into account in determining the amount of the bonus, and concluded that the effect on the Company of the lost deduction was immaterial.

Stock Ownership by Officers

Beginning with awards of restricted equity made in January 2007, restricted equity awarded to our officers who are required to report to the SEC their transactions in our securities (this group consists of our executive officers, including the named executive officers, our chief accounting officer, chief investment officer and chief information officer) must not be sold for one year after vesting. Shares received on exercise of the last stock options granted (in January 2004) also must not be sold for one year after exercise. The number of shares that must not be sold is the lower of 25% of the shares that vested (or in the case of this option, 25% of the shares for which the option was exercised) and 50% of the shares that were received after taking account of shares withheld to cover taxes. The holding period ends before one year if the officer is no longer required to report transactions to the SEC. The holding period does not apply to involuntary transactions, such as would occur in a merger, and for certain other dispositions.

We have stock ownership guidelines for executive officers. Stock ownership under these guidelines is a multiple of the executive's base salary. For our CEO, the stock ownership guideline is five times base salary. For the other named executive officers, the guideline is four times base salary and for other executive officers, the guideline is three times base salary. During 2007, stock owned consisted of shares owned outright by the executive (including shares in the executive's account in our 401(k) plan and unvested restricted stock and RSUs) and the difference between the market value of stock underlying vested stock options and the exercise price of those options. For purposes of the ownership guidelines, equity is valued using the average closing price during the year. As of December 31, 2007, each of the named executive officers met these stock ownership guidelines. While we have no policies on hedging economic risk, we strongly discourage so-called 10b5-1 plans, which make lawful sales of our equity securities by executive officers if one or more predefined parameters are satisfied even when at the time of the sale the insider is aware of unfavorable material non-public information.

Change in Control Provisions

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a KEESA) described in the section titled "Potential Payments Upon Termination or Change-in-Control — Change in Control Agreements" below. No executive officer has an employment or severance agreement, other than these agreements. Our KEESAs provide for the payment of the lump sum termination payment only after both a change in control and a specified employment termination (a "double trigger" agreement). We adopted this approach, rather than providing for such payment after a change in control and a voluntary employment termination by the executive (a "single trigger" agreement), because we believe that double trigger agreements provide executives with adequate employment protection and reduce the potential costs associated with these agreements to an acquirer.

The KEESAs and our equity award agreements provide that all restricted equity and unvested stock options become fully vested at the date of a change in control. Once vested, a holder of an award is entitled to retain it even if he voluntarily leaves employment (although a vested stock option may expire because of employment termination as soon as 30 days after employment ends).

Other

Under the Committee's "clawback" policy the Company shall seek to recover, to the extent the Committee deems appropriate, from any executive officer and the chief accounting officer, certain incentive compensation if a subsequent financial restatement shows that such compensation should not have been paid. The clawback policy applies to restricted equity that vests upon the achievement of a Company performance target. As an alternative to seeking recovery, the Committee may require the forfeiture of future compensation. Beginning in January 2007, our restricted stock agreements require, to the extent the Committee deems appropriate, our executive officers to repay the difference between the amount of after-tax income that was originally recognized from restricted equity that vested based on achievement of a performance goal related to EPS and the amount that would have been recognized had the restatement been in effect, plus the value of any tax deduction on account of the repayment.

The Committee has not adjusted executive officers' future compensation based upon amounts realized pursuant to previous equity awards.

The Committee's practice for many years has been to make equity awards and approve new salaries and bonuses at its meeting in late January, which has followed our traditional early to mid-January announcement of earnings for the prior year. Consistent with this practice, the Committee made equity awards in 2008 in late February after our mid-February earnings announcement.

Compensation Committee Report

Among its other duties, the Management Development, Nominating and Governance Committee assists the oversight by the Board of Directors of MGIC Investment Corporation's executive compensation program, including approving corporate goals relating to compensation for the CEO and senior managers, evaluating the performance of the CEO and determining the CEO's annual compensation and approving compensation for MGIC Investment Corporation's other senior executives.

The Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in MGIC Investment Corporation's proxy statement for its 2008 Annual Meeting of Shareholders and its Annual Report on Form 10-K for the year ended December 31, 2007.

Members of the Management Development, Nominating and Governance Committee:

Kenneth M. Jastrow, II, Chairman
Thomas M. Hagerty
Leslie M. Muma

Compensation And Related Tables

The following tables provide information about the compensation of our named executive officers.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned by or paid to our named executive officers in 2006 and 2007. Following the table is a summary of selected components of our executive compensation program. Other tables that follow provide more detail about the specific types of compensation.

Name and Principal Position	Year	Salary $	Bonus $[(1)]	Stock Awards $[(2)]	Option Awards $[(2)]	Change in Pension Value and Nonqualified Deferred Compensation Earnings $[(3)]	All Other Compensation $[(4)]	Total Compensation $
Curt Culver	2007	821,923	480,000	1,116,178	611,066	416,459	6,100	3,451,726
Chairman and Chief Executive Officer	2006	786,539	1,920,000	2,723,295	1,238,523	531,686	12,600	7,212,643
J. Michael Lauer	2007	421,692	202,950	292,052	206,009	157,944	6,100	1,286,747
Executive Vice President and Chief Financial Officer	2006	401,385	738,000	1,374,783[(5)]	415,161	254,417	12,600	3,196,346
Patrick Sinks	2007	479,615	209,250	494,493	234,964	134,099	6,100	1,558,521
President and Chief Operating Officer	2006	455,385	837,000	1,302,106	339,541	170,072	12,600	3,116,704
Lawrence	2007	411,692	180,000	404,377	206,009	165,109	6,100	1,373,287
Pierzchalski Executive Vice President — Risk Management	2006	392,192	720,000	952,112	415,161	234,364	12,600	2,726,429
Jeffrey Lane	2007	349,500	183,600	360,529	206,009	195,136	6,100	1,300,874
Executive Vice President and General Counsel	2006	330,039	612,000	900,740	415,161	222,923	12,600	2,493,463

(1) For 2006, each of our named executive officers elected to receive restricted stock in lieu of cash for one-third of the amount shown as follows: Mr. Culver received 10,274 shares in lieu of $639,351; Mr. Lauer received 3,949 shares in lieu of $245,746; Mr. Sinks received 4,478 shares in lieu of $278,666; Mr. Pierzchalski received 3,852 shares in lieu of $239,710; and Mr. Lane received 3,274 shares in lieu of $203,741. The remaining amounts for 2006 were received in cash. The restricted stock vests in one year through continued service. In accordance with the rules of the SEC, though this restricted stock was based upon the bonus paid for 2006, it is shown in the "2007 Grants of Plan-Based Awards" table below because it was granted in January 2007. See "Summary of Selected Components of our Executive Compensation Program — Annual Bonus" below and "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above for a discussion of our bonus deferral program. None of our employees were given the option to defer any portion of their bonuses for 2007.

(2) The amounts shown in this column are the amounts that we recognized as a compensation expense under GAAP, except that in accordance with the rules of the SEC, these figures do not include estimates of forfeitures related to service-based vesting conditions. Also, for the portion of bonus awards for which an officer has elected to receive restricted stock, we expense half of this portion of the award in the year in which the restricted grant is made and the other half in the prior year. In accordance with the SEC's executive compensation disclosure rules and to avoid double-counting of awards, this column excludes the expense for (a) the portion of the awards included in the column titled "Bonus" that are summarized in footnote 1 and (b) the comparable portion of the bonus awards for 2005 for which restricted stock was received. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2007 for information regarding the assumptions made in

arriving at the amounts included in this column. The amount shown in the "Option Awards" column is attributable to options granted in and prior to 2004, the last year in which we granted options.

Virtually all of the compensation expense for restricted stock and stock options that we recognized in 2007 resulted from restricted stock and stock options that vested in early 2008. The restricted stock was expensed at values of between $62.23 and $64.68 per share and the options have exercise prices of between $43.70 and $68.20. The closing price of our stock at the end of 2007 was $22.43.

(3) The amounts shown in this column reflect the change in present value of accumulated pension benefits during such year pursuant to our Pension Plan and our Supplemental Executive Retirement Plan when retirement benefits are also provided under that Plan. See "Summary of Selected Components of our Executive Compensation Program — Pension Plan" below for a summary of these plans. The change shown in this column is the difference between (a) the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 and continuing for his life expectancy determined at the end of the year shown and by assuming that the officer's employment with us ended on the last day of that year shown and (b) the same calculation done as if the officer's employment had ended one year earlier. There is a change between years principally because the officer is one year closer to the receipt of the pension payments, which means the present value is higher, and the annual pension payment is higher due to the additional benefit earned because of one more year of employment. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2007 for additional information regarding the assumptions made in arriving at these amounts.

(4) The amounts shown in this column for each named officer consist of our matching 401(k) contributions of $1,600 for each year and discretionary contributions of the remaining amount. Total perks for any named executive officer did not exceed $10,000. The perks we provide are discussed in "Compensation Discussion and Analysis — Components of Our Executive Compensation Program — Perquisites."

(5) In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the officer's death (in which case the entire award vests). If employment termination occurs after age 62 for an officer who has been employed for at least seven years, these shares (other than matching shares granted pursuant to our annual bonus deferral plan) will continue to vest if the officer enters into a non-competition agreement with us and, beginning with grants made in 2007, provides one year of service subsequent to the grant date. Mr. Lauer became eligible for this continued vesting in 2006. As a result, the amount for Mr. Lauer includes $427,858 in accelerated expense in 2006 related to his right to receive or retain certain awards was no longer contingent on satisfying the vesting conditions of those awards. There is no corresponding acceleration for 2007 because Mr. Lauer did not, in 2007, receive any awards contingent only upon his continued service and the expense associated with such awards made in prior years was accelerated in 2006.

Summary of Selected Components of our Executive Compensation Program

The following is a description of our annual bonus program and pension plan. This discussion supplements the discussion included in the section titled "Compensation Discussion and Analysis" above.

Annual Bonus

Our bonus framework for 2006 and 2007 provided that bonuses will be determined in the discretion of the Management Development, Nominating and Governance Committee taking account of:

- the ROE criteria set forth below,
- our actual financial and other results for the year compared to the goals presented to and approved by the Management Development, Nominating and Governance Committee in January of that year (see "Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" above for our 2007 performance goals and our actual 2007 performance),

- the Management Development, Nominating and Governance Committee's subjective analysis of the business environment in which we operated during the year,
- the Management Development, Nominating and Governance Committee's subjective evaluation of individual officer performance, and
- the subjective recommendations of our CEO (except in regard to his own bonus).

The ROE criteria and related bonus opportunities (expressed as a multiple of base salary) were:

ROE	CEO (Base Salary Multiple)(1)	President and Executive Vice Presidents (Base Salary Multiple)(1)	Other Executive Officers (Base Salary Multiple)(1)
=> 20%	3X	2.25X	1.8X
=>10% - <20%	>1 - <3X	>0.75 - <2.25X	>0.6 - <1.8X
5% - <10%	Up to 1 X	Up to 0.75X	Up to 0.6X
< 5%	0X	0X	0X

(1) Interpolation between points is not necessarily linear.

During 2006 and 2007, we also had a formula under which the maximum annual bonus award under the bonus framework was 0.75% of the sum of MGIC's pre-tax income, excluding extraordinary items and realized gains and the pre-tax contribution of MGIC's joint ventures. As discussed in the Compensation Discussion and Analysis, the Committee determined that for 2007 it would not use the results of the formula because it would result in no bonuses being paid to the named executive officers for 2007.

Beginning with bonuses for 2001 performance, our executive officers could elect to receive restricted stock vesting in one year through continued employment for up to one-third of their bonus amounts (base restricted stock). If base restricted stock was elected, the executive officer was also awarded one and one-half shares of restricted stock vesting in three years through continued employment for each share of base restricted stock. The base restricted stock shares vest on or about the first anniversary of the grant date through continued employment and the matching shares vest on or about the third anniversary of the grant date through continued employment. Dividends are paid on these restricted shares prior to vesting. The matching restricted stock does not count against the bonus maximum in the ROE criteria table. The Management Development, Nominating and Governance Committee adopted the base and matching restricted stock portion of our executive compensation program to encourage senior executives to subject to equity risk compensation that would otherwise be paid in cash. Each of our named executive officers elected to receive one-third of his 2006 bonuses in restricted stock pursuant to this program. In accordance with the rules of the SEC, however, the Summary Compensation Table shows the amount of the foregone cash bonus that was paid in restricted stock in the column that shows bonuses paid in cash. Also, because the restricted stock awarded under this program related to 2006 bonuses was awarded in January 2007, it is shown in the 2007 Grants of Plan-Based Awards table. This program was not offered to officers for 2007 bonuses because at the time management did not anticipate that any bonuses would be paid for 2007.

Pension Plan

We maintain a Pension Plan for the benefit of substantially all of our employees and a Supplemental Executive Retirement Plan (Supplemental Plan) for designated employees, including executive officers. The Supplemental Plan provides benefits that cannot be provided by the Pension Plan because of limitations in the Internal Revenue Code on benefits that can be provided by a qualified pension plan, such as our Pension Plan.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer earns an annual pension credit for each year of employment equal to 2% of the officer's eligible compensation for that year. Eligible compensation is limited to salaries, commissions, wages, cash bonuses, the portion of cash bonuses deferred and converted to restricted equity bonuses (see "- Annual Bonus" above) and overtime pay. At retirement, the annual pension credits are added together to determine the employee's accrued pension benefit.

However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated. Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable upon retirement at or after age 65 (age 62 if the employee has completed at least seven years of service), and reduced benefits are payable beginning at age 55.

2007 GRANTS OF PLAN-BASED AWARDS

The following table shows the grants of plan based awards to our named executive officers in 2007.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock/Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
		Threshold (#)	Target (#)	Maximum (#)		
Curt Culver	1/24/07[2]				25,685	1,598,378
	1/24/07[3]		24,000[4]	24,000		1,493,520
	1/24/07[5]		29,600[6]	32,000		1,905,600
J. Michael Lauer	1/24/07[2]				9,872	614,335
	1/24/07[3]		8,100[4]	8,100		504,063
	1/24/07[5]		9,990[6]	10,800		643,140
Patrick Sinks	1/24/07[2]				11,195	696,665
	1/24/07[3]		15,000[4]	15,000		933,450
	1/24/07[5]		18,500[6]	20,000		1,191,000
Lawrence Pierzchalski	1/24/07[2]				9,630	599,275
	1/24/07[3]		8,100[4]	8,100		504,063
	1/24/07[5]		9,990[6]	10,800		643,140
Jeffrey Lane	1/24/07[2]				8,185	509,353
	1/24/07[3]		8,100[4]	8,100		504,063
	1/24/07[5]		9,990[6]	10,800		643,140

(1) The grant date fair value is based on the New York Stock Exchange closing price on the day the award was granted. For awards that do not receive dividends, in accordance with FAS 123R, the grant date fair value is measured by reducing the grant date price by the present value of expected dividends paid during the vesting period. For equity incentive plan awards, the number of shares is the number included in the column titled "Maximum." Using the 2007 year end closing price, each of the dollar values in this table would decrease by approximately 64%. There have been no stock options granted since 2004.

(2) Restricted and matching shares awarded in connection with each officer's election to defer a portion of the officer's cash bonus for 2006. For each officer, the value of forty percent of the shares shown was, on the grant date, equal in value to the amount of the deferred bonus. See "- Summary of Selected Components of our Executive Compensation Program — Annual Bonus" and "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Bonus" for a description of our bonus deferral plan.

(3) Annual grant of restricted shares, 20% of which vest on the February 10 following the first five anniversaries of the grant date, assuming continued employment and our meeting our ROE goal of 1% for the year prior to vesting. If the ROE goal is not met in any year, 20% of the shares are forfeited. Dividends are paid on these restricted shares prior to vesting or forfeiture. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above.

(4) Pursuant to rules adopted by the SEC, these amounts are based upon the assumption that our ROE goal of 1% will be met in 2007 through 2011. In fact, our 2007 ROE goal was not met and, as a result, 20% of these shares have already been forfeited.

(5) Annual grant of RSUs, the vesting of which is dependent on our meeting a goal determined by our EPS. Partial vesting occurs on the February 10 following the first five anniversaries after the grant date, assuming that we have positive earnings in the previous year. Subject to a maximum aggregate vesting of 100% of the initial award, the percentage of each award that vests in a year equals our earnings per share in the previous year divided by the five-year EPS goal established by the Management Development, Nominating and Governance Committee when the award was granted. The five-year EPS goal applicable to these awards is $36.11. Shares that have not vested by the February 10 following the fifth anniversary of the grant date are forfeited. Dividends are not paid on these RSUs prior to vesting. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above.

(6) Pursuant to rules adopted by the SEC, these amounts are based upon the assumption that our EPS in 2007 through 2011 will be equal to our 2006 EPS. Using this formula, approximately 18.5% of the shares granted would vest in each of 2008 through 2012. In fact, our 2007 EPS was negative and, as a result, none of these shares vested in 2008.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table shows our named executive officers' equity awards outstanding on December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Curt Culver	75,000[2]			46.0625	5/5/09	63,948[3]	1,434,354	131,936[4]	2,959,324
	79,800		70,200[5]	45.3750	1/26/10				
	75,000[6]			57.8800	1/24/11				
	120,000[7]			63.8000	1/23/12				
	64,000[8]	16,000		43.7000	1/22/13				
	48,000[9]	32,000		68.2000	1/28/14				
J. Michael Lauer	25,000[2]			46.0625	5/5/09	23,800[3]	533,834	44,530[4]	998,808
	26,600		23,400[5]	45.3750	1/26/10				
	25,000[6]			57.8800	1/24/11				
	40,000[7]			63.8000	1/23/12				
	21,600[8]	5,400		43.7000	1/22/13				
	16,200[9]	10,800		68.2000	1/28/14				
Patrick Sinks			11,700[5]	45.3750	1/26/10	27,030[3]	606,283	76,660[4]	1,719,484
	20,000[7]			63.8000	1/23/12				
	4,000[8]	4,000		43.7000	1/22/13				
	24,000[9]	16,000		68.2000	1/28/14				
Lawrence Pierzchalski. . .	25,000[2]			46.0625	5/5/09	23,714[3]	531,905	44,530[4]	998,808
	26,600		23,400[5]	45.3750	1/26/10				
	25,000[6]			57.8800	1/24/11				
	40,000[7]			63.8000	1/23/12				
	21,600[8]	5,400		43.7000	1/22/13				
	16,200[9]	10,800		68.2000	1/28/14				
Jeffrey Lane			17,550[5]	45.3750	1/26/10	20,345[3]	456,338	44,530[4]	998,808
	25,000[6]			57.8800	1/24/11				
	40,000[7]			63.8000	1/23/12				
	5,400[8]	5,400		43.7000	1/22/13				
	16,200[9]	10,800		68.2000	1/28/14				

(1) Based on the closing price of $22.43 for the Common Stock on the New York Stock Exchange at year-end 2007.

(2) One-fifth of these options vested on May 5 of each of the five years beginning in 2000.

(3) Includes unvested restricted shares (or, in the case of Mr. Culver, RSUs) granted on January 26, 2005, which vest ratably on each January 26 from 2008 through 2010 assuming continued employment. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above.

Also includes the number of unvested restricted shares awarded in connection with officer's election to defer a portion of his annual cash bonus for 2004, 2005 and 2006 in the amounts set forth in the following table. See "— Summary of Selected Components of our Executive Compensation Program — Annual Bonus" above for a discussion of the terms of these grants.

Name	Base Restricted Stock Vesting on 1/24/08	Matching Shares Vesting on 1/26/08	Matching Shares Vesting on 1/25/09	Matching Shares Vesting on 1/24/10
Curt Culver	10,274	9,094	14,769	15,411
J. Michael Lauer	3,949	3,493	5,575	5,923
Patrick Sinks	4,478	3,252	5,383	6,717
Lawrence Pierzchalski	3,852	3,409	5,815	5,778
Jeffrey Lane	3,274	2,832	4,468	4,911

(4) Includes restricted shares, 20% of which vest on or about each of the first five anniversaries of the grant date, assuming continued employment and our meeting our ROE goal of 1% for the year prior to vesting. Pursuant to the rules of the SEC, the entire amount of these awards is included, even though 20% of each such award has been forfeited because we did not meet our ROE goal in 2007.

Also includes the number of restricted shares or RSUs, the vesting of which is dependent upon our meeting a goal determined by our EPS, as described in footnote 5 to the 2007 Grants of Plan-Based Awards table above. Pursuant to rules adopted by the SEC, the amounts for these shares shown in the table are based upon the assumption that our EPS in 2007 through 2011 will be equal to our 2006 EPS. The amount of shares, using this assumption, and the initial grant date for each of our officers is listed in the following table.

Name	Grant Date 1/22/03	1/28/04	1/26/05	1/25/06	1/24/07
Curt Culver	6,112	10,016	18,048	24,960	29,600
J. Michael Lauer	2,063	3,381	6,092	8,424	9,990
Patrick Sinks	1,528	5,008	9,024	15,600	18,500
Lawrence Pierzchalski	2,063	3,381	6,092	8,424	9,990
Jeffrey Lane	2,063	3,381	6,092	8,424	9,990

See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Longer-Term Restricted Equity" above.

(5) Represents the unvested portion of this option (47% of the original grant) which did not vest by January 2005 as a result of the failure to meet a goal determined by our EPS. The unvested portion is scheduled to vest on January 26, 2009, assuming continued employment.

(6) One-fifth of the options originally granted vested on January 24 of each of the five years beginning in 2002.

(7) One-fifth of the options originally granted vested on January 23 of each of the five years beginning in 2003.

(8) One-fifth of the options originally granted vest on January 22 of each of the five years beginning in 2004, assuming continued service.

(9) One-fifth of the options originally granted vest on January 28 of each of the five years beginning in 2005, assuming continued service.

2007 OPTION EXERCISES AND STOCK VESTED

The following table shows the option exercise and stock vesting of grants of plan based awards to our named executive officers in 2007.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Curt Culver	51,126(2)	3,149,946(2)
J. Michael Lauer	17,988	1,108,333
Patrick Sinks	23,440	1,443,972
Lawrence Pierzchalski	18,142	1,117,923
Jeffrey Lane	16,859	1,038,521

(1) Value realized is the market value at the close of business on the date immediately preceding the vesting date. None of our named executive officers sold any shares in 2007, though some shares that vested were withheld to pay taxes due as a result of the vesting of the shares. Using the 2007 year end closing price, each of the dollar values in this table would be decreased by approximately 64%.

(2) Includes 4,800 RSUs, valued at $292,176, which vested during 2007, but which Mr. Culver will not receive until six months after he retires.

PENSION BENEFITS AT 2007 FISCAL YEAR-END

The following table shows the present value of accrued pension plan benefits for our named executive officers as of December 31, 2007.

Name	Plan Name(1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)
Curt Culver	Qualified Pension Plan	25.2	1,353,785
	Supplemental Executive Retirement Plan	25.2	1,678,338
J. Michael Lauer	Qualified Pension Plan	18.8	1,956,225
	Supplemental Executive Retirement Plan	18.8	263,001
Patrick Sinks	Qualified Pension Plan	29.4	787,926
	Supplemental Executive Retirement Plan	29.4	124,004
Lawrence Pierzchalski	Qualified Pension Plan	25.7	1,318,724
	Supplemental Executive Retirement Plan	25.7	180,026
Jeffrey Lane	Qualified Pension Plan	11.3	1,266,506(3)
	Supplemental Executive Retirement Plan	11.3	134,959

(1) See "— Summary of Selected Components of our Executive Compensation Program — Pension Plan" above for a summary of these plans.

(2) The amount shown is the present value of the annual pension payments that the named executive officer would be entitled to receive beginning at age 62 (which is the earliest age that unreduced benefits under Qualified Pension Plan and Supplemental Executive Retirement Plan may be received) and continuing for his life expectancy determined at the end of 2007 and by assuming that the officer's employment with us ended on the last day of that year. See Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2007 for assumptions used to calculate the present value of benefits under these plans.

(3) Includes an annual benefit of $34,000 credited to Mr. Lane as part of his initial employment. This amount represents $311,388 of the present value of Mr. Lane's benefits.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated value of payments to each of the named executive officers assuming the triggering event or events indicated occurred on December 31, 2007.

Name	Termination Scenario	Total ($)	Cash Payment ($)	Excise Tax Gross-up ($)[1]	Value of Restricted Equity and Stock Options That Will Vest on an Accelerated Basis ($)[2]	Value of Restricted Equity and Stock Options Eligible for Continued Vesting ($)[2]	Value of Other Benefits ($)[3]
Curt Culver	Change in control with qualifying termination[4]	10,313,119	5,633,152[5]	—	4,560,916	—	119,051
	Change in control without qualifying termination[4]	4,560,916	—	—	4,560,916	—	—
	Death	4,560,916	—	—	4,560,916	—	—
	Disability	344,671	344,671[6]	—	—	—	—
J. Michael Lauer	Change in control with qualifying termination[4]	4,064,884	2,398,128[5]	—	1,589,098	—	77,658
	Change in control without qualifying termination[4]	1,589,098	—	—	1,589,098	—	—
	Retirement	740,347	—	—	—	740,347	—
	Death	1,589,098	—	—	1,589,098	—	—
Patrick Sinks	Change in control with qualifying termination[4]	6,706,156	2,715,304[5]	1,494,169	2,394,492	—	102,191
	Change in control without qualifying termination[4]	2,394,492	—	—	2,394,492	—	—
	Death	2,394,492	—	—	2,394,492	—	—
Lawrence Pierzchalski	Change in control with qualifying termination[4]	4,021,156	2,343,016[5]	—	1,587,169	—	90,971
	Change in control without qualifying termination[4]	1,587,169	—	—	1,587,169	—	—
	Death	1,587,169	—	—	1,587,169	—	—
Jeffrey Lane	Change in control with qualifying termination[4]	3,596,033	1,991,536[5]	—	1,511,603	—	92,894
	Change in control without qualifying termination[4]	1,511,603	—	—	1,511,603	—	—
	Death	1,511,603	—	—	1,511,603	—	—

(1) Lump sum payable within 5 days after the amount is determined. Estimated gross-up is not reduced for payments that we may be able to prove were made in consideration of non-competition agreements or as reasonable compensation.

(2) The value attributed to restricted stock that accelerates or is eligible for continued vesting is the closing price on the New York Stock Exchange on December 31, 2007 (which is a higher valuation than that specified by IRS regulations for tax purposes). Value of options is the difference between the closing price on the New York Stock Exchange on December 31, 2007 and the exercise price. As of December 31, 2007, the exercise price of all options exceeded the market price. As a result, all amounts in this column represent value attributable to restricted equity.

(3) Other benefits include three years of health and welfare benefits and the maximum outplacement costs each executive would be entitled to.

(4) As described further in "— Change in Control Agreements" below, each of our named executive officers is a party to a KEESA that may provide for payments after a change in control. A qualifying termination is a termination within three years after the change in control by the company other than for cause or disability or by the executive for good reason.

(5) Lump sum payable within 10 business days after the termination date.

(6) Represents the present value of monthly payments of $4,000 that Mr. Culver would be eligible to receive through age 65, assuming the disability continued. These amounts would be paid by an insurance company pursuant to an insurance policy covering Mr. Culver that we provide. The discount rate of 6.0% applied to these payments is the same discount rate that we use to value our net periodic benefit costs associated with our benefit plans pursuant to GAAP.

Change in Control Agreements

Each of our named executive officers is a party to a Key Executive Employment and Severance Agreement with us (a KEESA). If a change in control occurs and the executive's employment is terminated within three years after the change in control (this three-year period is referred to as the employment period), other than for cause or disability, or if the executive terminates his employment for good reason, the executive is entitled to a lump sum termination payment equal to twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions.

Under the KEESAs, a change in control generally would occur upon the acquisition by certain unrelated persons of 50% or more of our Common Stock; an exogenous change in the majority of our Board of Directors; certain mergers, consolidations or share exchanges or related share issuances; or our sale or disposition of all or substantially all of our assets. We would have "cause" to terminate an executive under a KEESA if the executive were intentionally to engage in certain bad faith conduct causing demonstrable and serious financial injury to us; to be convicted of certain felonies; or to willfully, unreasonably and continuously refuse to perform his or her existing duties or responsibilities. An executive would have "good reason" under his or her KEESA if we were to breach the terms of the KEESA; make certain changes to the executive's position or working conditions; or fail to obtain a successor's agreement to assume the KEESA.

If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced. The KEESAs require that, for a period of twelve months after a termination for which a payment is required, the executive not compete with us unless approved in advance in writing by our Board of Directors. The KEESAs also impose confidentiality obligations on our executives that have signed them.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefits. The executive is also entitled to certain other benefits and the continuation of medical and other specified employee benefits during the remainder of the employment period.

We have KEESAs with 41 other officers, substantially all of which have a termination payment multiple of one.

If the excise tax under Section 280G of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply.

Post-Termination Vesting of Certain Restricted Equity Awards

In general, our restricted equity awards are forfeited upon a termination of employment, other than as a result of the officer's death (in which case the entire award vests). If employment termination occurs after age 62 for an officer who has been employed by us for at least seven years, awards granted at least one year prior to the date of the employment termination will continue to vest if the officer enters into a non-competition agreement with us.

Pension Plan

As noted under "- Compensation and Related Tables — Summary of Selected Components of our Executive Compensation Program — Pension Plan" above, we have a Pension Plan and Supplemental Plan that provide post-retirement benefits. If the employment of our named executive officers terminated effective December 31, 2007, the annual amounts payable to them at age 62 under these plans would have been: Mr. Culver — $402,024; Mr. Lauer — $203,628; Mr. Sinks — $160,524; Mr. Pierzchalski — $204,000; and Mr. Lane — $153,024. As of December 31, 2007, Mr. Lauer was eligible to receive this level of benefits because he was over the age of 62 and had more than seven years' tenure. As of December 31, 2007, Messrs. Culver, Pierzchalski and Lane were eligible to receive reduced benefits under these plans immediately upon retirement because they were over the age of 55 and had more than seven years' tenure. As a result, if their employment had been terminated effective December 31, 2007, the annual amounts payable to them under our Pension Plan had they elected to begin receiving annual payments immediately would have been Mr. Culver — $247,245; Mr. Pierzchalski — $120,360; and Mr. Lane — $122,419.

Severance Pay

Although we do not have a written severance policy for terminations of employment unrelated to a change in control, we have historically negotiated severance arrangements with officers whose employment we terminate without cause. The amount that we have paid has varied based upon the officer's tenure and position.

Other Information

During 2007, we entered into the transactions described in "Corporate Governance and Board Matters — Director Independence" above. As noted above, these transactions were made in the ordinary course of business and are not considered material to us. Similar transactions are expected in 2008.

We have used the law firm of Foley & Lardner LLP as our principal outside legal counsel for more than 20 years. The wife of our General Counsel is a partner in that law firm, which was paid $3,585,669 by us and our consolidated subsidiaries for legal services in 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock (other than certain investment advisers with respect to shares held for third parties), to file reports of their beneficial ownership of our stock and changes in stock ownership with the SEC and the New York Stock Exchange. Based in part on statements by the persons subject to Section 16(a), we believe that all Section 16(a) forms were timely filed in 2007.

Item 2 — *Approval of Performance Goals for Certain Restricted Equity Awards under our 2002 Stock Incentive Plan*

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, we may not deduct compensation in excess of $1 million paid in a year to our Chief Executive Officer and our next three highest paid executive officers (other than our Chief Financial Officer) for that year unless the compensation is payable solely on account of the achievement of pre-established, objective performance goals approved by our shareholders ("performance-based compensation"). We refer to our officers to whom the limit of Section 162(m) applies as our 162(m) officers. We are asking shareholders to approve the performance goals listed below (which we refer to as the listed goals) so that such goals may be used in granting performance-based compensation in the form of restricted equity to our 162(m) officers under our 2002 Stock Incentive Plan, as amended (which we refer to as the "Plan" or the "Stock Plan"). Shareholders previously approved a limited list of goals that can be used by the Management Development, Nominating and Governance Committee in granting restricted equity awards that can qualify as performance-based compensation. The proposal in this Item 2 expands the available listed goals to provide the Committee more flexibility to grant equity awards that are subject to appropriate performance criteria and are intended to be fully tax-deductible. No changes to the Stock Plan itself are proposed to be made by this Item.

If the Management Development, Nominating and Governance Committee determines that restricted equity awards made to our 162(m) officers under the Plan are to vest contingent on achieving performance goals, we anticipate that such goals will be one or more listed goals. Under the Plan, awards of restricted equity may be made to our 162(m) officers on terms that do not include the achievement of one or more listed goals and therefore will not qualify as performance-based compensation.

Notwithstanding that our CFO is not one of the 162(m) officers, we anticipate that, to the extent any restricted equity awards are intended to qualify as performance-based compensation, the corresponding award to our CFO will be subject to the same listed goals as the awards to the 162(m) officers. Thus, when the discussion below refers to the 162(m) officers, that term also includes the CFO even though the deductibility of compensation paid to the CFO generally is not limited by Section 162(m). For purposes of awarding restricted equity intended to be performance-based compensation to our 162(m) officers, we determine who besides our CEO is one of our 162(m) officers by who is or will be listed in our proxy statement Summary Compensation Table covering our last fiscal year prior to the year in which the award is made. However, Section 162(m) applies to the three highest paid officers other than the CEO who are named in the Summary Compensation Table for the year in which the compensation is taxed. Because we expect compensation under restricted equity awards will be taxed in years after the year in which the award is made, an award to an employee who at the time of the award was not determined by us to be a 162(m) officer might not include a listed goal even though, at the time the limit of Section 162(m) applies to compensation from the award, that employee could be a 162(m) officer. In this circumstance, deductibility of such compensation would be limited by Section 162(m).

On February 28, 2008, we made restricted equity awards under the Plan as described under "New Plan Benefits" below. All of the awards made to our 162(m) officers (who currently are Messrs. Culver, Sinks, Pierzchalski and Lane, and Mr. Lauer, our CFO) were made on terms that include performance goals from the listed goals. The awards to Messrs. Culver, Sinks, Pierzchalski, Lane and Lauer are contingent on shareholders approving this Item.

Summary of our 2002 Stock Incentive Plan

The purpose of our Stock Plan is to provide the benefits of additional incentive inherent in ownership of our Common Stock by executive officers, other key employees and non-employee directors. The Plan helps us compete with other organizations in obtaining and retaining the services of these persons. There are currently about 160 persons eligible to receive awards under the Plan, of whom 10 are non-employee directors. On April 1, 2008, the last reported sale price of our Common Stock on the New York Stock Exchange was $11.54.

The Plan provides that the maximum number of shares of Common Stock which may be awarded under the Plan is (a) 7,100,000 shares plus (b) the number of shares (if any) that award recipients must purchase at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted equity under the Plan. As of April 1, 2008, 3,003,715 shares in category (a) in the prior sentence are available for future award under the Plan. So long as our Common Stock is listed on an exchange, fair market value is the last reported sale price on the exchange. Shares awarded under the Plan that are subsequently forfeited or are used to satisfy income tax withholding requirements will not count against the limit on the maximum number of shares that may be issued under the Plan.

The Plan provides for the award of stock options ("options"), stock appreciation rights ("SARs"), restricted stock and RSUs. Each type of award is described briefly below, and they are referred to together as awards. RSUs are described under "Restricted Equity" below. No award may be granted after May 2, 2012.

Performance Goals Proposed for Approval

At our 2003 Annual Meeting, shareholders approved performance goals based on earnings per share, net income, return on equity and cash flow. The listed goals include these goals as well as a number of new performance goals. The listed goals are goals that relate to one or more of the following:

- net income, pre-tax income or earnings before interest, taxes and depreciation and amortization,
- earnings per share,
- operating earnings, which is net income excluding realized gains and losses,
- cash flow, including operating cash flow, which excludes the same items as are excluded in operating earnings,
- return on assets or equity,
- expenses or a ratio related to our expenses, such as the ratio of our expenses from insurance operations to our net premiums written or earned,
- incurred or paid losses or ratios related to those losses, such as the ratio of our incurred losses to our net premiums written or earned,
- market share,
- book value,
- common share price, and
- total return to shareholders.

Each of the listed goals may be combined with other listed goals, and established:

- on a company-wide basis or, where applicable, with respect to one or more operating units, divisions, books of business, new insurance written, types of insurance that we write, acquired businesses, minority investments, partnerships or joint ventures,
- on a relative or an absolute basis, or
- on a per share (either basic or fully diluted) or an aggregate basis.

In addition, to the extent consistent with Section 162(m), the Committee shall appropriately adjust any evaluation of performance under a performance target to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary, unusual or non-recurring in nature or related to the acquisition or disposal of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in our financial statements, notes to the financial statements or our Management's Discussion and Analysis. Also, the Committee may, to the extent consistent with Section 162(m), appropriately adjust any evaluation of performance under a performance target to exclude, without limitation, any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation-related items, such as claims, judgments or settlements, (iii) the effect of changes in tax law or other laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs and (v) accruals of any amounts for payment under the Stock Plan or any other compensation arrangement of ours.

The listed goals describe only general criteria. For restricted equity awards granted to our 162(m) officers with vesting contingent on the satisfaction of listed goals, the Committee will determine specific performance targets under the listed goals. Section 162(m) generally requires this to be done not later than 90 days after the beginning of the period to which the listed goal relates. However, at the time the Committee specifies the specific target, the performance outcome must be substantially uncertain. Under Section 162(m) when, as in our case, specific performance targets are determined under general performance goals, shareholders must reapprove the goals every five years.

Administration

The Stock Plan is required to be administered by a committee of our Board of Directors consisting of not less than two directors. The Plan is currently administered by the Board's Management Development, Nominating and Governance Committee, which we refer to in this Item as the Committee. The Plan provides that each member of the Committee must be an "outside director" under Section 162(m). Among other functions, the Committee has power (a) to select the participants from among the eligible individuals, (b) to determine the number of shares covered by awards, and (c) within the limits of the Plan, to set the terms of awards. The Plan authorizes the Committee to delegate its functions to any one or more of its members.

Restricted Equity

Restricted stock is Common Stock that is not freely transferable by the participant until specified restrictions lapse or specified conditions are met. If the applicable restrictions are not met the restricted stock is forfeited to the company. In this description, these restrictions and conditions are referred to together as "restrictions." An RSU is the right to receive stock in the future, which right is subject to restrictions. Restricted stock and RSUs are collectively referred to in this proxy statement as "restricted equity." Restricted equity awards are subject to such restrictions as the Committee may impose. In addition to restrictions, the Committee may condition an award of restricted equity on the participant's purchasing shares of Common Stock and retaining the shares for a period specified by the Committee. While not required by the terms of the Stock Plan, awards have provided that upon termination of a participant's employment during the applicable restriction period for any reason other than death or retirement as described below, all restricted equity still subject to restriction will be forfeited. Upon death of a participant, awards have provided that the restrictions still in effect will immediately lapse and the person entitled to receive such restricted equity under law will take the shares of restricted stock (or the shares underlying the RSU) free and clear of any restriction. Awards have also provided that vesting continues as if a participant had remained employed if a participant retires on or after age 62 and after continuing to have remained employed for one year after the award is made, enters into a noncompetition agreement with us and complies with this agreement. The Committee has authority, in its discretion, to provide for the continuation of vesting in other circumstances or to waive, in whole or in part, any restrictions with respect to restricted equity.

The Plan authorizes the issuance of up to 5,900,000 shares of Common Stock as restricted equity. Restricted equity that is forfeited or upon vesting is used to satisfy income tax withholding requirements will not count against the limit on the maximum number of restricted shares. As of April 1, 2008, the Committee had authority to grant 2,907,495 shares as restricted equity.

Options and SARs

An option is the right to purchase a specified number of shares of Common Stock at a specified exercise price. An SAR is the right to receive, in cash or shares with equivalent value, the difference between the fair market value of a specified number of shares of Common Stock and a specified exercise price. The exercise price per share of Common Stock subject to an option or SAR will be determined by the Committee, but may not be less than the fair market value of a share of Common Stock on the date the award is made.

The term of an option or SAR will be determined by the Committee, but may not be more than ten years. Options and SARs will vest on such conditions as are determined by the Committee. Vesting means that an option or SAR may be exercised by the participant. Conditions to vesting can include remaining as an employee or non-employee director for a specified period or the achievement of performance goals set by the Committee. The vesting of options that would vest at a later date if the participant remained with us may be accelerated to an earlier date if performance goals are satisfied.

Options are exercised by payment in full of the exercise price, which may be paid in cash or by delivery of shares of Common Stock owned by the participant having a fair market value equal to the exercise price or by a combination of cash and shares. Options may also be exercised through a sale of the shares received on exercise with sufficient proceeds from the sale remitted to us to pay the exercise price. While not required by the terms of the Stock Plan, it is anticipated awards will generally provide that options and SARs that have not vested terminate upon termination of the participant's employment, other than by reason of death or, in certain cases, retirement. It is anticipated that, in the case of death, awards will provide options and SARs will become fully vested. The Committee has authority, in its discretion, to waive in whole or in part, any restrictions with respect to options and SARs.

Options may be "incentive stock options" under the Code ("ISOs") or options that are not ISOs. No more than 7,100,000 shares of Common Stock may be issued under options that are ISOs.

Adjustments and Change in Control

Under action by the Committee covering awards made before 2007 and by the terms of awards made after 2006, in the event of any stock split, reverse stock split, stock dividend, combination or reclassification of our Common Stock, awards will automatically be proportionally adjusted for any increase or decrease in the number of outstanding shares of Common Stock resulting from such event. In addition, in any other corporate transaction involving us, the Committee will have the authority to adjust the number and type of shares that may be issued under the Stock Plan, including the limit on the number of shares of restricted equity, and any awards that are outstanding.

Upon a change of control, the award becomes vested immediately and all restrictions will lapse. As used in this Item, a change of control will occur in the circumstances defined by the Committee and included in the agreement that evidences an award.

No Repricing of Options

Except for certain adjustments discussed above or adjustments made with shareholder approval, the Committee does not have authority to reduce the exercise price of outstanding options, increase the term of outstanding options or, in exchange for any outstanding option, grant a new option with a lower exercise price.

Maximum Awards and Transferability

The maximum number of shares covered by all awards made to any one employee is 2,000,000 shares. Unless otherwise provided by the Committee, no award may be transferred by any participant other than by will, by designation of a beneficiary or by the laws of descent and distribution.

Amendment and Termination

The Board or the Committee may amend the Stock Plan at any time. However, the approval of shareholders is required for amendments that increase the maximum number of shares that may be issued under the Plan; increase the maximum aggregate number of shares of restricted equity that may be issued under the Plan; increase the maximum number of shares covered by awards to any one employee; decrease the minimum option or SAR exercise price; or increase the maximum term of an option or SAR to more than ten years. The approval of shareholders is required for any change to the provisions of the Plan that prohibit option repricing without shareholder approval. The Board or the Committee may also terminate the Plan at any time. No amendment or termination of the Plan will adversely affect any award outstanding without the approval of the affected participant.

Withholding

Not later than the date on which an amount with respect to an award first becomes includable in the income of a participant who is an eligible employee, the participant is required to pay to us or make arrangements satisfactory to us regarding the payment of any taxes required by law to be withheld with respect to such amount. The Committee may permit withholding obligations to be settled with shares of Common Stock, including shares of Common Stock that are part of an award that gives rise to the withholding requirement.

Certain Federal Income Tax Consequences of Restricted Equity

A participant will not recognize income upon the award of an RSU. At the time that a participant receives shares in settlement of an RSU, the participant will recognize ordinary income in an amount equal to the fair market value of such shares at that time reduced by the amount, if any, paid for the RSU by the participant. Subject to any limitation on such deduction under Section 162(m), we will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. In the event that the shares that have been received in satisfaction of an RSU are disposed of subsequently in a taxable transaction, any gain or loss will be a capital gain or loss to the participant.

A participant will not recognize income upon the award of restricted stock that is subject to a substantial risk of forfeiture unless the election described below is made. A participant who has not made such an election will recognize ordinary income when the award is no longer subject to a substantial risk of forfeiture in an amount equal to the fair market value of the restricted stock in question reduced by the amount, if any, paid by the participant for the restricted stock. Subject to any limitation on such deduction under Section 162(m), we will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. An otherwise taxable disposition of the restricted stock after the end of the applicable restriction period will result in capital gain or loss to the participant. Dividends paid in cash and received by a participant prior to the end of the applicable restriction period will constitute ordinary income to the participant in the year paid. We will be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within thirty days after the date of the award of restricted stock (but not an award of RSUs), elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award, determined without regard to any of the restrictions. Subject to any limitation on such deduction under Section 162(m) of the Code, we will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the election is made, any cash dividends received with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. An otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in capital gain or loss to the participant. If a participant who has made an election subsequently forfeits the restricted stock, the participant will not be entitled to deduct any loss. In addition, we would then be required to include in our ordinary income the amount of the deduction we originally claimed with respect to such shares.

Certain Federal Income Tax Consequences of Options and SARs

The grant of an option or SAR under the Stock Plan will create no income tax consequences to the participant or us. A participant who is granted an option that is not an ISO will generally recognize ordinary income at the time of exercise in an amount by which the fair market value of the Common Stock at such time exceeds the exercise price. The value of the Common Stock or the amount of cash delivered on exercise of an SAR will also generally be ordinary income to the participant. We will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of the Common Stock will give rise to capital gain or loss to the extent the amount realized from the sale differs from the fair market value of the Common Stock on the date of exercise.

In general, if an ISO is awarded to an employee, the participant holds the shares of Common Stock acquired on the exercise of the ISO for at least two years from the date of award and one year from the date of exercise, and the participant remains an employee until at least three months before exercise, the participant will recognize no income or gain as a result of the exercise, except that the alternative minimum tax may apply. Any gain or loss realized by the participant on the disposition of the Common Stock will be treated as long-term capital gain or loss. No deduction will be allowed to us. If the holding period requirements described above are not satisfied, the participant will recognize ordinary income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the difference between the exercise price and the fair market value of the shares of Common Stock on the date of exercise. We will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as capital gain.

Code Section 409A

Awards under the Stock Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Internal Revenue Code of 1986, as amended. If such awards do not comply with the requirements of Section 409A, holders of the awards may be taxed earlier than would otherwise be the case (for example, at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties. We have sought to structure any awards under the Plan that are subject to Section 409A to comply with Section 409A and the Department of Treasury regulations and other interpretive guidance that have been issued.

Equity Compensation Plan Information

The table below sets forth certain information, as of March 1, 2008, about options outstanding under our 1991 Stock Incentive Plan and the Stock Plan. Upon approval of the Stock Plan at our 2002 Annual Meeting, no further awards could be made under the 1991 Stock Incentive Plan. Other than under these plans, no options, warrants or rights were outstanding at that date under any of our compensation plans or individual compensation arrangements. We have no compensation plan under which its equity securities may be issued that has not been approved by shareholders. Share units issued under the Deferred Compensation Plan for Non-Employee Directors (see "Compensation of Directors — Deferred Compensation Plan"), which have no voting power and can be settled only in cash, are not considered to be equity securities for this purpose.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	2,520,550	$56.04	3,133,905(1)
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	2,520,550	$56.04	3,133,905(1)

(1) All of these shares are available under the Stock Plan. In addition, the Stock Plan provides that the number of shares available is increased by the number of shares that award recipients must purchase at a purchase price of not less than fair market value as a condition to the award of restricted equity.

New Plan Benefits

The table below shows awards of RSUs and restricted stock made on February 28, 2008 to our named executive officers (Messrs. Culver, Lauer, Sinks, Pierzchalski and Lane) and to the other groups described in the table. The dollar value is the number of shares or RSUs multiplied by the New York Stock Exchange closing price on the date of the awards. The awards to Messrs. Culver, Lauer, Sinks, Pierzchalski and Lane are contingent on shareholder approval of the listed goals and they have performance targets under performance goals that are listed goals.

Name	Dollar Value		Number of Shares	
	Restricted Stock Units	Restricted Equity	Restricted Stock Units	Restricted Equity
Curt S. Culver	1,532,160	1,149,120	96,000	72,000
J. Michael Lauer	517,104	387,828	32,400	24,300
Patrick Sinks	957,600	718,200	60,000	45,000
Lawrence Pierzchalski	517,104	387,828	32,400	24,300
Jeffrey H. Lane	517,104	387,828	32,400	24,300
Executive officers as a group	4,548,600	3,411,450	285,000	213,750
Non-executive officer directors as a group	-0-	-0-	-0-	-0-
Non-executive officer employees as a group	5,013,036	4,816,329	314,100	301,775

RSUs shown in the Restricted Stock Units columns vest based on the achievement of performance targets determined by MGIC's incurred loss ratio (incurred losses divided by earned premium) for its primary new insurance written; our expense ratio (expenses of insurance operations divided by net premiums written); and MGIC's market share of flow new insurance written. The three performance targets are equally weighted for vesting purposes. Vesting is determined on February 10, 2009 and the next two anniversaries of that date based on performance during the prior year. The portion of the total award that may vest in each year ranges from zero to 50% but the total amount that vests cannot exceed the amount of the award. Subject to the second paragraph below, any portion of the award that has not vested on February 10, 2011 is forfeited. Dividends are not paid currently on RSUs but to the extent the RSUs vest, we will make a payment equal to the amount of dividends that would have been paid on the shares of Common Stock delivered in settlement of the RSU had those shares been outstanding from the time of the award.

Restricted equity shown in the restricted equity columns consists of restricted stock or, in the case of award recipients who were age 57 or older on February 10, 2008 or for certain recipients who reside outside the United States, RSUs. One-third of the restricted equity for Messrs. Culver, Lauer, Sinks, Pierzchalski and Lane vests on February 10, 2009 and the next two anniversaries of that date depending on whether a performance target determined by the sum of the incurred loss ratio and the expense ratio described in the prior paragraph is met. Any of this restricted equity not vested as of February 10, 2011, may vest over the next two years if the performance target is satisfied during such years. Subject to the next paragraph, any of this restricted equity that has not vested as of February 10, 2013 will be forfeited. One-third of the restricted equity awarded to other employees vests on February 10, 2009 and the next two anniversaries of that date through continued service. For all awards described in this paragraph, dividends are paid on restricted equity at the same time as they are paid on Common Stock.

If it is not possible to determine whether the performance targets have been met on any particular vesting date, the vesting date will be extended until such determination can be made. Vesting will be accelerated in the event of the death of the award recipient or a change of control. In addition, vesting will continue for retirements on or after age 62, as described under "Restricted Equity" above. Mr. Lauer meets this age minimum.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the approval of the listed goals. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF PERFORMANCE GOALS FOR CERTAIN RESTRICTED EQUITY THAT MAY BE AWARDED UNDER OUR 2002 STOCK INCENTIVE PLAN. PROXIES WILL BE VOTED FOR APPROVAL UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

Item 3 — *Approval of Performance Goals for a 162(m) Bonus Plan*

As described under Item 2 above, we may not deduct compensation in excess of $1 million paid in a year to our 162(m) officers for that year unless the compensation is payable solely on account of the achievement of one or more pre-established, objective performance goals. In addition to approving the listed goals for awards of restricted equity, we are also asking shareholders to approve the listed goals so that we may use them to determine whether bonuses are payable to our 162(m) officers under an annual bonus plan that conditions those bonuses on satisfaction of one or more of the listed goals. We refer to a bonus plan of this type as a 162(m) Bonus Plan. The listed goals are the goals shown in the list in Item 2 under "Performance Goals Proposed for Approval."

The 162(m) Bonus Plan will be administered by a committee of our Board of Directors that satisfies the requirements referred to under "Administration" in Item 2. This committee will be our Management Development, Nominating and Governance Committee, which we refer to below as the Committee. For a 162(m) Bonus Plan, within 90 days after the beginning of our fiscal year, the Committee will select one or more of the listed goals and determine a specific performance target thereunder. If the performance target is met, the Committee may award bonuses to the 162(m) officers in a maximum amount not to exceed three times the base salary of the CEO and up to 2.25 times the base salaries of the other 162(m) officers. The base salaries that determine the maximum bonuses will be determined as end of the year for which our performance is measured against the performance target. For bonuses payable for 2009 and later years, the Committee may raise the base salary multiples that determine maximum bonuses. In no event, however, may bonuses under a 162(m) bonus plan for any year exceed $4 million for the CEO and $2.5 million for any other 162(m) officer.

The Committee expects that under a 162(m) Bonus Plan the CEO and the other 162(m) officers will be able to make an election to receive up to one-third of the bonus that would otherwise be paid in cash in the form of restricted equity having an equivalent market value at the time of the award. We refer to this restricted equity as the base shares. If a 162(m) officer elects base shares, the Committee expects it will award one and one-half matching shares for each base share. These matching shares will not be counted against the maximum bonus amounts referred to above but their value, determined by the closing price of the stock on the date of the award, may not exceed $2 million for the CEO and $1.25 million for any other 162(m) officer. The base shares and the matching shares will be awarded under the Stock Plan referred to in Item 2 and are expected to vest through continued employment with us for periods determined by the Committee. While it has not done so in the past, the Committee may permit vesting to continue after termination of employment, including in circumstances similar to those for retirement on or after age 62, as described under "Restricted Equity" in Item 2.

The Committee will have discretion to determine specific bonus amounts within the bonus maximums. The Committee expects it will exercise its discretion based on:

- our actual financial and other results for the year compared to the corporate goals presented to and approved by the Committee for that year with respect to the CEO's bonus (the listed goals are separate from these corporate goals),
- the Committee's analysis of the business environment in which we operated during the year,
- the Committee's evaluation of individual officer performance,
- the recommendations of the CEO (except in regard to his own bonus), and
- such other matters as the Committee deems relevant.

Subject to shareholder approval of this Item 3, the Committee has adopted a 162(m) Bonus Plan applicable to our 2008 performance with a performance target determined by the sum of the incurred loss ratio and our expense ratio. The incurred loss ratio is incurred losses in 2008 for our 2008 primary new insurance written, divided by premiums earned in 2008 on that business, and our expense ratio is the expenses of our insurance operations in 2008 divided by our net premiums written in 2008. If the performance target is met, the Committee will determine the level of bonuses up to the maximum amounts by considering the factors in the bullet points above. The corporate goals the Committee approved for 2008 with respect to the CEO's bonus included non-objective goals relating to shareholder value, return on investment, loss mitigation, our management organization and raising new capital. In late March, after this goal was adopted, we raised new capital through the sale of Common Stock and junior subordinated debentures convertible into our Common Stock. The Committee also approved a corporate goal relating to the management of the mix of business in the 2008 book such that this book is profitable.

Notwithstanding that the CFO is not one of the 162(m) officers, his bonus will be determined as if he were a 162(m) officer other than the CEO. Bonuses payable under the 162(m) Bonus Plan for 2008 adopted by the Committee are not currently determinable. The current base salaries of Messrs. Culver, Lauer (our CFO), Sinks, Pierzchalski and Lane (who were our 162(m) officers for 2007 and the CFO) are $860,000, $446,000, $510,000, $446,000 and $400,000, respectively. These base salaries are not expected to change for the balance of 2008.

As it has in the past, the Committee retains discretion to pay bonuses or other short-term incentive compensation to the 162(m) officers and the CFO outside a 162(m) Bonus Plan. We understand that the IRS has taken the position in a private letter ruling that the Committee's having discretion to pay short-term compensation of this type does not preclude bonuses paid under a 162(m) Bonus Plan from being fully deductible under 162(m). If the Committee exercises such discretion, however, this ruling notes that whether bonuses previously paid under a 162(m) Bonus Plan were paid solely on account of the achievement of the listed goals will be a question of fact. If it were ultimately determined that bonuses under a 162(m) Bonus Plan would have been paid regardless of whether the related performance goal was achieved, those bonuses would not qualify as performance-based compensation (and would not be fully deductible to the extent the compensation paid to a 162(m) officer during the year exceeds $1 million).

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the approval of the listed goals for a 162(m) Bonus Plan. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF PERFORMANCE GOALS FOR A 162(m) BONUS PLAN. PROXIES WILL BE VOTED FOR APPROVAL UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

Item 4 — *Ratification of Appointment of Independent Registered Public Accounting Firm*

The Audit Committee has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Shareholders are being asked to ratify this appointment at the annual meeting. A representative of PwC is expected to attend the meeting and will be given an opportunity to make a statement and respond to appropriate questions.

PwC's audit engagement letter has an agreement by us not to demand a jury trial if there is litigation between us and PwC, and a prohibition on transferring to another person a claim we might have against PwC. The engagement letter does not contain a requirement that we arbitrate any disputes with PwC nor does it contain any limitation on our right to damages from PwC.

Audit and Other Fees

For the years ended December 31, 2006 and December 31, 2007, PricewaterhouseCoopers ("PwC") billed us fees for services of the following types:

	2006	2007
Audit Fees	$1,533,100	$2,260,845
Audit-Related Fees	32,000	327,972
Tax Fees	16,170	—
All Other Fees	13,000	6,180
Total Fees	$1,594,270	$2,594,997

Audit Fees include PwC's review of our quarterly financial statements. Audit-Related Fees include, for 2007, fees related to due diligence, valuation and other services relating to the terminated merger with Radian Group Inc. and a regulator's review of PwC's workpapers and, for 2006, services related to a debt offering and research and other services for selected joint ventures. Tax Fees were for corporate tax services and tax compliance services provided to certain former employees. All Other Fees represent, for 2007, subscription fees for an online library of financial reporting and assurance literature and, for 2006, fees for actuarial services relating to pricing certain insurance products, employee benefits and other actuarial services.

The rules of the SEC regarding auditor independence provide that independence may be impaired if the auditor performs services without the pre-approval of the Audit Committee. The Committee's policy regarding approval and pre-approval of services by the independent auditor includes a list of services that are pre-approved as they become necessary and the Committee's approving at its February meeting a schedule of other services expected to be performed during the ensuing year. If we desire the auditor to provide a service that is not in either category, the service may be presented for approval by the Committee at its next meeting or may be approved by the Chairperson (or another Committee member designated by the Chairperson). We periodically provide the Committee with information about fees paid for services that have been approved and pre-approved.

The SEC rules regarding auditor independence provide an exception to the approval and pre-approval requirement if services are subsequently approved by an audit committee under a *de minimis* exception. All of PwC's services were pre-approved by the Committee in 2007 and, as a result, the *de minimis* exception was not used in 2007.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as our independent registered public accounting firm. Abstentions and broker non-votes will not be counted as votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PROXIES WILL BE VOTED FOR RATIFICATION UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS ON THE PROXY CARD.

MGIC



2007

MGIC Investment Corporation Annual Report

Financial Summary

	2005	2006	2007
Net income (loss) ($ millions)	626.9	564.7	**(1,670.0)**
Diluted earnings (loss) per share ($)	6.78	6.65	**(20.54)**
Return on equity (%)	14.9	13.4	**(42.2)**


Shareholders'Equity
($ millions)
4,165
4,296
2,594
2005
2006
2007


New Primary Insurance Written
($ billions)
61.5
58.2
76.8
2005
2006
2007


Direct Primary Insurance in Force
($ billions)
170.0
176.5
211.7
2005
2006
2007


Direct Primary Risk in Force
($ billions)
44.9
47.1
55.8
2005
2006
2007


Investment Portfolio
($ millions)
5,295
5,252
5,896
2005
2006
2007


Revenue
($ millions)
1,527
1,469
1,693
2005
2006
2007

Fellow Shareholders



This past year will not soon be forgotten. It was a difficult year for the company financially and tested each of us individually, as shareholders and co-workers.

2007 marked our fiftieth year in business and began on a positive note with our announcement that we had agreed to merge with Radian. However, as spring moved to summer a massive destabilization of the mortgage markets created an unprecedented lack of liquidity, causing us to announce the impairment of our investment in C-BASS. Market conditions continued to deteriorate through the summer to the point where both Radian and we decided to mutually terminate the merger agreement. Meanwhile, the subprime and reduced documentation markets, as well as many other credit markets, were being decimated, and liquidity was increasingly difficult to obtain, forcing a number of our customers out of business. Major write-downs occurred globally, and businesses associated with mortgage lending lost tremendous value. At the same time, home values started declining nationally at a pace not seen previously. These declines, coupled with the weaker underwriting guidelines which had evolved over the past several years, are now impacting our business written in 2006 and 2007.

Our financial results, in a word, were unacceptable. We have taken numerous steps to improve these results, which I will cover shortly, but first let me recap 2007 from a financial perspective. We strengthened loss reserves by $1.5 billion, the majority in the fourth quarter, resulting from increasing delinquencies, declining cure rates, increased severities and the rapid deterioration of the Wall Street bulk transactions. The deterioration also caused us to record a $1.2 billion premium deficiency charge on these transactions and separately we decided to no longer write such business. As I mentioned earlier, we took a charge of $516 million related to C-BASS. On the positive side, we sold a portion of our stake in Sherman Financial for a gain of $163 million. After accounting for these unique events we reported an after-tax loss of $1.67 billion. Insurance-in-force grew 20%, to $211.7 billion; persistency improved to 76% from 69% with net premiums earned gaining 6% to $1.3 billion.

Lessons learned from the events of last year will improve our financial results going forward. Most importantly, we have strengthened our underwriting standards on all our business. In summary, we have raised down payment requirements in all markets with more equity being required in markets where real estate values are weak. Likewise, we have raised credit score requirements in all markets with stronger credit required in weaker real estate markets. Finally, we have virtually eliminated all business classified as A-, Reduced Documentation (Alt A), as well as equity refinances. We believe that these changes will significantly improve the credit quality of the 2008 book of business. We are also being more proactive than usual with our loss mitigation efforts, and although we are not counting on it, we could get some benefit if some of the various government proposals are successful.

While we believe that we have more than adequate resources to pay our claims obligations on our insurance-in-force even in high loss scenarios, we needed to increase our capital position to take full advantage of some of the most positive business fundamentals I have seen in my 30 years in the business. In the last few weeks we issued more common stock and sold a junior subordinated convertible debenture, raising approximately $835 million in net proceeds. This added capital, coupled with MGIC's industry leading position in new insurance written and insurance-in-force, as well as being the industry's most efficient company, bodes well for our future. Our company's strength, coupled with the return in industry penetration and persistency, as well as the strengthening of underwriting guidelines and pricing, will be important contributors to our long-term success.

I have said in the past that with leadership comes responsibility. As CEO, I have the final responsibility for the financial results of 2007. The actions we have taken with regards to the underwriting and pricing changes were difficult decisions to make, but ultimately the right thing to do. These decisions should not only help return the company to profitability but will also help first time homebuyers maintain ownership over the long haul.

Fellow Shareholders

Over the past 50 years our company has been tested many times. In each case, the true strength of our company shines through — that being our people, our spirit, our culture — and leads us to prosperity. I expect no less this time.

Respectfully,

Curt S. Culver
Chairman and Chief Executive Officer

The factors discussed under "Risk Factors" following the "Management's Discussion and Analysis" in this Annual Report may cause actual results to differ materially from the results contemplated by forward-looking statements made in the foregoing letter. Forward-looking statements are statements which relate to matters other than historical fact. Statements in the letter that include words such as "should," "expect" or "will" or words of similar import, are forward-looking statements.

The CEO's letter notes that we recently raised additional capital through sales of additional common stock and junior subordinated debentures convertible into common stock. We have not adjusted any of the historical information in this Annual Report that could be presented on a pro forma basis to reflect these sales to show this information on a pro forma basis.

Five-Year Summary of Financial Information

	Year Ended December 31				
	2007	2006	2005	2004	2003
Summary of Operations ($ thousands, except share and per share information)					
Revenues:					
Net premiums written	$ 1,345,794	$1,217,236	$1,252,310	$1,305,417	$1,364,631
Net premiums earned	$ 1,262,390	$1,187,409	1,238,692	1,329,428	1,366,011
Investment income, net	259,828	240,621	228,854	215,053	202,881
Realized investment gains (losses), net	142,195	(4,264)	14,857	17,242	36,862
Other revenue	28,793	45,403	44,127	50,970	79,657
Total revenues	1,693,206	1,469,169	1,526,530	1,612,693	1,685,411
Losses and expenses:					
Losses incurred, net	2,365,423	613,635	553,530	700,999	766,028
Change in premium deficiency reserves	1,210,841	—	—	—	—
Underwriting and other expenses	309,610	290,858	275,416	278,786	302,473
Interest expense	41,986	39,348	41,091	41,131	41,113
Total losses and expenses	3,927,860	943,841	870,037	1,020,916	1,109,614
(Loss) income before tax and joint ventures	(2,234,654)	525,328	656,493	591,777	575,797
(Credit) provision for income tax	(833,977)	130,097	176,932	159,348	146,027
(Loss) income from joint ventures, net of tax	(269,341)	169,508	147,312	120,757	64,109
Net (loss) income	$(1,670,018)	$ 564,739	$ 626,873	$ 553,186	$ 493,879
Weighted average common shares outstanding (In thousands)	81,294	84,950	92,443	98,245	99,022
Diluted (loss) earnings per share	$ (20.54)	$ 6.65	$ 6.78	$ 5.63	$ 4.99
Dividends per share	$ 0.775	$ 1.00	$ 0.525	$ 0.2250	$ 0.1125
Balance Sheet Data (at end of period) ($ thousands, except per share information):					
Total investments	$ 5,896,233	$5,252,422	$5,295,430	$5,418,988	$5,067,427
Total assets	7,716,361	6,621,671	6,357,569	6,380,691	5,917,387
Loss reserves	2,642,479	1,125,715	1,124,454	1,185,594	1,061,788
Premium deficiency reserves	1,210,841	—	—	—	—
Short- and long-term debt	798,250	781,277	685,163	639,303	599,680
Shareholders' equity	2,594,343	4,295,877	4,165,055	4,143,639	3,796,902
Book value per share	31.72	51.88	47.31	43.05	38.58
New insurance written ($ millions):					
Primary insurance	$ 76,806	$ 58,242	$ 61,503	$ 62,902	$ 96,803
Primary risk	19,632	15,937	16,836	16,792	25,209
Pool risk(1)	211	240	358	208	862

Five-Year Summary of Financial Information *(continued)*

	Year Ended December 31				
	2007	2006	2005	2004	2003
Insurance in force ($ millions):					
Direct primary insurance	$ 211,745	$ 176,531	$ 170,029	$ 177,091	$ 189,632
Direct primary risk	55,794	47,079	44,860	45,981	48,658
Direct pool risk(1)	2,800	3,063	2,909	3,022	2,895
Primary loans in default ratios:					
Policies in force	1,437,432	1,283,174	1,303,084	1,413,678	1,551,331
Loans in default	107,120	78,628	85,788	85,487	86,372
Percentage of loans in default	7.45%	6.13%	6.58%	6.05%	5.57%
Percentage of loans in default — bulk	21.91%	14.87%	14.72%	14.06%	11.80%
Insurance operating ratios (GAAP)(2):					
Loss ratio	187.3%	51.7%	44.7%	52.7%	56.1%
Expense ratio	15.8%	17.0%	15.9%	14.6%	14.1%
Combined ratio	203.1%	68.7%	60.6%	67.3%	70.2%
Risk-to-capital ratio (statutory basis):					
Combined insurance companies	11.9:1	7.5:1	7.4:1	7.9:1	9.4:1

(1) Represents contractual aggregate loss limits and, for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, for $4.1 billion, $4.4 billion, $5.0 billion, $4.9 billion and $4.9 billion, respectively, of risk without such limits, risk is calculated at $2 million, $4 million, $51 million, $65 million and $192 million, respectively, for new risk written, and $475 million, $473 million, $469 million, $418 million and $353 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a 'AA' level based on a rating agency model.

(2) The loss ratio (expressed as a percentage) is the ratio of the sum of incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written.

Management's Discussion and Analysis

We have reproduced below the "Management's Discussion and Analysis of Financial Condition and Results of Operations" that appeared in our Annual Report on Form 10-K for the year ended December 31, 2007 which was filed with the SEC on February 29, 2008. We have not changed what appears below from what was in our 10-K. As a result, the Management's Discussion and Analysis does not take account of the securities we sold after February 29, 2008. Also, it is not updated to reflect more current information included in "Risk Factors" on some of the topics covered in the Management's Discussion and Analysis and does not reflect some information we disclosed in the documents used to sell those securities, such as a potential sale of our interest in our Sherman Financial joint venture. Risk Factors is an integral portion of Management's Discussion and Analysis and appears immediately after it.

Overview

Through our subsidiary MGIC, we are the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. Our principal products are primary mortgage insurance and pool mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions.

During 2007, we were particularly affected by

- a premium deficiency reserve we recorded in the fourth quarter that covers the portion of our bulk writings that insured loans included in home equity securitizations by Wall Street firms and that, given the performance of this portion of our business, we have discontinued,
- the impairment of our entire equity investment in C-BASS during the third quarter, and
- the proposed merger with Radian Group Inc., which the two companies agreed to in the first quarter and terminated in the third quarter.

Each of these events is discussed below. This Overview also discusses changes in the home mortgage lending environment that occurred in 2007 and how the lines in our statement of operations are affected by various factors in the secular environment.

General Business Environment

Growth in U.S. residential mortgage debt outstanding was particularly strong between 2001 and mid-2006. This strength was driven primarily by record home sales, strong home price appreciation and historically low interest rates. The private mortgage insurance industry experienced profitable insurance underwriting results during this period, when the labor market was also strong except for pockets of weakness in areas affected by downsizings in the auto industry.

During the last several years of this period and continuing through 2007, the mortgage lending industry increasingly made home loans (1) at higher loan-to-value ratios and higher combined loan-to-value ratios, which take into account second mortgages as well as the loan-to-value ratios of first mortgages; (2) to individuals with higher risk credit profiles; and (3) based on less documentation and verification of information provided by the borrower.

Beginning in late 2006, job creation and the housing markets began slowing in certain parts of the country, with some areas experiencing home price declines. These and other conditions resulted in significant adverse developments for us and our industry that were manifested in the second half of 2007, including:

- increasing defaults by homeowners;
- increases, across the country, in the rate at which loans in default eventually resulted in a claim, with significant increases in large markets such as California and Florida; and

- increases in the average amount paid on a claim, driven by higher average insured loan sizes and the inability to mitigate losses through the sale of properties in some regions due to slowing home price appreciation or housing price declines.

As a result, mortgage lenders, financial institutions and we and other private mortgage insurers began incurring significant credit losses, particularly with respect to loans with multiple high-risk characteristics referred to above. In 2007, compared to 2006, our losses incurred increased to $2,365 million from $614 million, our earnings fell to a net loss of $1,670 million compared to net earnings of $565 million and our year-end default inventory increased to 107,120 loans from 78,628.

In early 2007, we changed our underwriting standards and ceased writing insurance on a limited set of loans even though these loans were approved under the GSEs' automated underwriting guidelines. In the fourth quarter of 2007, we also decided to stop insuring loans included in home equity securitizations. Finally, in late 2007 and early 2008, we announced increases in our premium rates and further tightening of our underwriting standards, particularly as they apply to loans with low credit scores, with high loan-to-value ratios and with homes in regions that we view as being higher risk.

We believe that the recent losses experienced by mortgage lenders and financial institutions and concerns about residential mortgage credit quality that became evident in the second half of 2007 have led to increased interest in the credit protection that mortgage insurance affords. One measure of this increased interest is the increase in the private mortgage insurance penetration rate (the principal balance of loans insured by our industry during a period divided by the principal balance of all loans originated during that period) from approximately 8.5% in early 2006 to approximately 20% in the fourth quarter of 2007. In addition, our persistency rate, which is the percentage of insurance remaining in force from one year prior, increased to 76.4% at December 31, 2007, compared to 69.6% at December 31, 2006 and 61.3% at December 31, 2005. We believe that this increase was largely the result of the general upward trend in mortgage interest rates and the declining rate of home price appreciation in some markets and declines in housing values in other markets. We believe that these factors, along with the changes in our underwriting guidelines, will result in profitable books of new insurance written, beginning with our 2008 book.

Premium Deficiency

Historically a significant portion of the mortgage insurance we provided through the bulk channel was used as a credit enhancement for mortgage loans included in home equity (or "private label") securitizations, which are the terms the market uses to refer to securitizations sponsored by firms besides the GSEs or Ginnie Mae, such as Wall Street investment banks. We refer to the portfolios of loans we insured through the bulk channel that we knew would serve as collateral in a home equity securitization as "Wall Street bulk transactions". During the fourth quarter of 2007, the performance of loans included in Wall Street bulk transactions deteriorated materially and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. Therefore, during the fourth quarter, we decided to stop writing insurance on Wall Street bulk transactions. In general, loans included in Wall Street bulk transactions had lower average FICO scores and a higher percentage of ARMs, compared to our remaining business.

In the fourth quarter of 2007, we recorded premium deficiency reserves of $1,211 million relating to Wall Street bulk transactions remaining in our insurance in force. This amount is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions. See further discussion under "— Results of Operations — Losses — Premium Deficiency."

C-BASS Impairment

C-BASS, a limited liability company, is an unconsolidated, less than 50%-owned joint venture investment of ours that is not controlled by us. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As a result of margin calls from lenders that C-BASS was unable to meet, C-BASS's purchases of mortgages and mortgage securities and its securitization activities ceased. On July 30, 2007, we announced that we had concluded that the value of our investment in C-BASS had been materially impaired and that the amount of the impairment could be our entire investment.

In connection with the determination of our results of operations for the quarter ended September 30, 2007, we wrote down our entire equity investment in C-BASS through an impairment charge of $466 million. This impairment charge is reflected in our results of operations for 2007. For additional information about this impairment charge, see Note 8 to our consolidated financial statements.

In mid-July 2007 we lent C-BASS $50 million under an unsecured credit facility. At September 30, 2007 this note was carried at face value on our consolidated balance sheet. During the fourth quarter of 2007 C-BASS incurred additional losses that caused us to reduce the carrying value of the note to zero under equity method accounting. The equity method reduction in carrying value is not necessarily indicative of a change in our view of collectability.

Termination of Proposed Merger with Radian Group Inc.

In February 2007 we agreed to merge with Radian Group Inc. On September 5, 2007 we, along with Radian, announced that we had entered into an agreement that terminated the merger due to then-current market conditions which made combining the companies significantly more challenging. Except to reimburse certain third party expenses, neither party made payment to the other in connection with the termination.

Factors Affecting Our Results

Our results of operations are affected by:

- Premiums written and earned

  Premiums written and earned in a year are influenced by:

  - New insurance written, which increases the size of the in force book of insurance, is the aggregate principal amount of the mortgages that are insured during a period. Many factors affect new insurance written, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages, including competition from other mortgage insurers and alternatives to mortgage insurance.
  - Cancellations, which reduce the size of the in force book of insurance that generates premiums. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book, as well as by current home values compared to values when the loans in the in force book became insured.
  - Premium rates, which are affected by the risk characteristics of the loans insured and the percentage of coverage on the loans.
  - Premiums ceded to reinsurance subsidiaries of certain mortgage lenders ("captives") and risk sharing arrangements with the GSEs.

Premiums are generated by the insurance that is in force during all or a portion of the period. Hence, changes in the average insurance in force in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by differences in the average premium rate between the two periods as well as by premiums that are ceded to captives. Also, new insurance written and cancellations during a period will generally have a greater effect on premiums written and earned in subsequent periods than in the period in which these events occur.

- Investment income

Our investment portfolio is comprised almost entirely of fixed income securities rated "A" or higher. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as investment earnings and claim payments, less cash used for non-operating activities, such as share repurchases. Realized gains and losses are a function of the difference between the amount received on sale of a security and the security's amortized cost. The amount received on sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

- Losses incurred

Losses incurred are the current expense that reflects estimated payments that will ultimately be made as a result of delinquencies on insured loans. As explained under "Critical Accounting Policies," except in the case of premium deficiency reserves, we recognize an estimate of this expense only for delinquent loans. Losses incurred are generally affected by:

- The state of the economy and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency. The level of delinquencies has historically followed a seasonal pattern, with a reduction in delinquencies in the first part of the year, followed by an increase in the latter part of the year. However, this pattern did not continue during 2007, when delinquencies increased each quarter.
- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.
- The size of loans insured. Higher average loan amounts tend to increase losses incurred.
- The percentage of coverage on insured loans. Deeper average coverage tends to increase incurred losses.
- Changes in housing values, which affect our ability to mitigate our losses through sales of properties with delinquent mortgages.
- The distribution of claims over the life of a book. Historically, the first two years after a loan is originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although persistency, the condition of the economy and other factors can affect this pattern.

- Underwriting and other expenses

The majority of our operating expenses are fixed, with some variability due to contract underwriting volume. Contract underwriting generates fee income included in "Other revenue." The ramp up of our international activities will increase the fixed component of our operating expenses.

- Income (loss) from joint ventures

Our results of operations are also affected by the results of our joint ventures, which are accounted for under the equity method. Historically, joint venture income principally consisted of the aggregate results of our investment in two less than majority owned joint ventures, C-BASS and Sherman. As noted in the section titled "C-BASS Impairment" above, in 2007, joint venture losses included an impairment charge equal to our entire equity interest in C-BASS, as well as equity losses incurred by C-BASS in the fourth quarter that reduced the carrying value of our $50 million note from C-BASS to zero. As a result, beginning in the first quarter of 2008, we anticipate that our joint venture income will principally consist of income from Sherman.

Sherman. Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities are included in Sherman's balance sheet. During the second and third quarters of 2007 Sherman acquired several portfolios of performing subprime second mortgages for an approximate aggregate purchase price of $415 million. Over the years Sherman has periodically acquired portfolios of non-performing second mortgages as well as mortgage securities in which the collateral is second mortgages.

Sherman's consolidated results of operations are primarily affected by:

- Revenues from delinquent receivable portfolios

  These revenues are the cash collections on the portfolios, and depend on the aggregate amount of delinquent receivables owned by Sherman, the type of receivable and the length of time that the receivable has been owned by Sherman.

- Amortization of delinquent receivable portfolios

  Amortization is the recovery of the cost to purchase the receivable portfolios. Amortization expense is a function of estimated collections from the portfolios over their estimated lives. If estimated collections cannot be reasonably predicted, cost is fully recovered before any net revenue, calculated as the difference between revenues from a receivable portfolio and that portfolio's amortization, is recognized.

- Credit card interest and fees, along with the related provision for losses for uncollectible amounts.

- Costs of collection, which include servicing fees paid to third parties to collect receivables.

C-BASS. As noted in "— C-BASS Impairment" above, C-BASS ceased its purchases of mortgages and mortgage securities and its securitization activities, and C-BASS has reached a consensual, non-bankruptcy restructuring with its lenders.

Mortgage Insurance Earnings and Cash Flow Cycle

In our industry, a "book" is the group of loans that a mortgage insurer insures in a particular calendar year. In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases (primarily due to loan prepayments), and higher losses.

We expect our 2008 book will be smaller, perhaps materially, than the average books we have written during the past three years. The portion of the 2005 book that we wrote in the second half of 2005 and the 2006 and 2007 books have generated delinquencies and incurred losses that are materially higher than previous books we have written since the mid-1990s at comparable times in the lives of those books. At this point, we cannot determine whether the losses on the portion of the 2005 book that we wrote in the second half of 2005 and the 2006 and 2007 books will ultimately follow the typical loss pattern or if this early loss development represents an acceleration to some extent of the total losses that they will ultimately generate. Regardless of ultimate claim pattern of these full or half-year books, we expect they will generate material incurred and paid losses in 2008 and that given their size and the lower new insurance written we expect in 2008, they will materially negatively affect our 2008 results.

Summary of 2007 Results

Our results of operations in 2007 were principally affected by:

- Premiums written and earned

Premiums written and earned during 2007 increased compared to 2006. The average insurance in force was higher in 2007 than in 2006, but the effect of the higher in force has been somewhat offset by lower average premium yields due to a higher proportion of insurance in force that was written through the flow channel in 2007 compared to 2006.

- Investment income

Investment income in 2007 was higher when compared to 2006 due to an increase in the pre-tax yield as well as an increase in the average amortized cost of invested assets.

- Realized investment gains

Realized gains in 2007 were significantly higher than the $4.3 million in losses reported in 2006, primarily due to a $162.9 million pre-tax gain on the sale of a portion our interest in Sherman.

- Losses incurred

Losses incurred for 2007 significantly increased compared to 2006 primarily due to significant increases in the default inventory and estimates regarding how many delinquencies will result in a claim, or claim rate, and how much will be paid on claims, or severity, when each of these items is compared to 2006. The default inventory increased by approximately 28,500 delinquencies in 2007, compared to a decrease of approximately 7,200 in 2006. The increase in estimated severity was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as our inability to mitigate losses through the sale of properties due to slowing home price appreciation or home price declines in some areas. The increase in the estimated claim rate was due to increases in the claim rates across the country. Certain markets such as California, Florida, Nevada and Arizona have experienced more significant increases in claim rates.

- Premium deficiency

In the fourth quarter of 2007, we recorded premium deficiency reserves of $1,211 million, relating to Wall Street bulk transactions. The $1,211 million reserve reflects the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions. See further discussion under "— Results of Operations — Losses — Premium Deficiency."

- Underwriting and other expenses

Underwriting and other expenses for 2007 increased when compared to 2006. The increase was primarily due to $12.3 million in one-time expenses associated with the terminated merger with Radian, as well as costs associated with our international expansion.

- Income from joint ventures

We reported a loss from joint ventures, net of tax, of $269.3 million in 2007 compared to income from joint ventures, net of tax, of $169.5 million in 2006. The loss in 2007 was primarily due to the after-tax impairment of our equity interest in C-BASS of $303 million and additional equity losses from C-BASS of $33 million after-tax, offset by equity earnings from Sherman.

Results of Consolidated Operations

As discussed under "Risk Factors," actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. No investor should rely on the fact that such statements are current at any time other than the time at which our annual report on Form 10-K was filed with the Securities and Exchange Commission.

New insurance written

The amount of our primary new insurance written during the years ended December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
		($ billions)	
NIW — Flow Channel	$69.0	$39.3	$40.1
NIW — Bulk Channel	7.8	18.9	21.4
Total Primary NIW	$76.8	$58.2	$61.5
Refinance volume as a % of primary flow NIW	24%	23%	28%

The increase in new insurance written on a flow basis in 2007, compared to 2006, was primarily due to decreased interest in alternatives to mortgage insurance, which we believe was affected by slowing property appreciation and, in some markets, declines in property values, along with changes in interest rates, and mortgage insurance payments being tax deductible for the first time in 2007. For a discussion of new insurance written through the bulk channel, see "Bulk Transactions" below.

We anticipate our flow new insurance written for 2008 to be significantly below the level written in 2007, due to changes in our underwriting guidelines discussed below. Our level of new insurance written could also be affected by other items, as noted in our Risk Factors, which are an integral part of this Management's Discussion and Analysis, such as the volume of low down payment home mortgage originations and changes in business practices of the GSEs.

As we have disclosed for some time in our Risk Factors the percentage of our volume written on a flow basis that includes segments we view as having a higher probability of claim has continued to increase. In particular, the percentage of our flow new insurance written with loan-to-value ratios greater than 95% grew to 42% in 2007, compared to 34% in 2006.

We have implemented a series of changes to our underwriting guidelines that are designed to improve the credit risk profile of our new insurance written. The changes will primarily affect borrowers who have multiple risk factors such as a high loan-to-value ratio, a lower FICO score and limited documentation or are financing a home in a market we categorize as higher risk. We are also implementing premium rate increases. Several of these underwriting changes went into effect on January 14, 2008, the remainder, along with the premium rate changes, will be effective on March 3, 2008.

In June 2007 we wrote our first insurance policies in Australia and we are pursuing business opportunities in Canada. The results of our international operations are not expected to be material to us for some time.

Cancellations and Insurance in Force

New insurance written and cancellations of primary insurance in force during the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
		($ billions)	
NIW	$ 76.8	$ 58.2	$ 61.5
Cancellations	(41.6)	(51.7)	(68.6)
Change in primary insurance in force	$ 35.2	$ 6.5	$ (7.1)
Direct primary insurance in force as of December 31,	$211.7	$176.5	$170.0

As shown in the table above, in 2007, insurance in force increased $35.2 billion or 20%. This was the largest annual growth rate in the past ten years, which included a period of 13 consecutive quarters, during 2003 through the first quarter of 2006, in which our insurance in force declined.

Cancellation activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction. Our persistency rate (percentage of insurance remaining in force from one year prior) was 76.4% at December 31, 2007, an increase from 69.6% at December 31, 2006 and 61.3% at December 31, 2005. These persistency rate improvements and the related decline in cancellations reflect the general upward trend in mortgage interest rates and the declining rate of home price appreciation in some markets and declines in housing values in other markets.

Bulk Transactions

Historically, our writings of bulk insurance have been, in part, sensitive to the volume of home equity securitization transactions and more recently to purchases by the GSEs of loans having higher credit risk than their standard business. Our writings of bulk insurance have been, in part, also sensitive to competition from other methods of providing credit enhancement in a home equity securitization, including an execution in which the subordinate tranches in the securitization rather than mortgage insurance bear the first loss from mortgage defaults. The competitiveness of the mortgage insurance execution in the bulk channel has also been impacted by changes in our view of the risk of the business, which is affected by the historical performance of previously insured pools and our expectations regarding likely changes in regional and local real estate values. As a result of the sensitivities discussed above, bulk volume has varied materially from period to period.

New insurance written for bulk transactions was $7.8 billion in 2007 compared to $18.9 billion in 2006 and $21.4 billion in 2005. The decrease in bulk writings was primarily due to a decrease in non-conforming originations and securitizations, as well as an increase in our view of the risk relative to the market's view of that risk. During the fourth quarter of 2007 the performance of loans included in Wall Street bulk transactions deteriorated materially and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. Therefore, during the fourth quarter of 2007, we decided to stop writing that portion of our bulk business. As a result, we expect new insurance written for bulk transactions after 2007 to be significantly lower than the $16.0 billion average volume written through the bulk channel during the last three years. Wall Street bulk transactions represented approximately 41%, 66% and 89% of our new insurance written for bulk transactions during 2007, 2006 and 2005, respectively, and at December 31, 2007 included approximately 145,000 loans with insurance in force of approximately $25.5 billion and risk in force of approximately $7.6 billion, which is approximately 74% of our bulk risk in force. We will, however, continue to insure loans on a bulk basis when we believe that the loans will be sold to a GSE or retained by the lender.

We recorded premium deficiency reserves of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on Wall Street bulk transactions. See further discussion related to this deficiency under "— Losses — Premium deficiency" and Notes 2 and 8 to our consolidated financial statements.

Pool Insurance

In addition to providing primary insurance coverage, we also insure pools of mortgage loans. New pool risk written during the years ended December 31, 2007, 2006 and 2005 was $211 million, $240 million and $358 million, respectively. Our direct pool risk in force was $2.8 billion, $3.1 billion and $2.9 billion at December 31, 2007, 2006 and 2005, respectively. These risk amounts represent pools of loans with contractual aggregate loss limits and in some cases those without these limits. For pools of loans without these limits, risk is estimated based on the amount that would credit enhance the loans in the pool to a "AA" level based on a rating agency model. Under this model, at December 31, 2007, 2006 and 2005, for $4.1 billion, $4.4 billion and $5.0 billion, respectively, of risk without these limits, risk in force is calculated at $475 million, $473 million and $469 million, respectively. For the years ended December 31, 2007, 2006 and 2005 for $32 million, $56 million and $959 million, respectively, of risk without contractual aggregate loss limits, new risk written under this model was $2 million, $4 million and $51 million, respectively.

Net Premiums Written and Earned

Net premiums written and earned during 2007 increased compared to 2006. The average insurance in force continued to increase, but was partially offset by lower average premium yields due to a higher proportion of insurance in force that was written through the flow channel compared to 2006. We expect our average insurance in force to be higher in 2008, compared to 2007, with our insurance in force balance to be stable throughout 2008. We believe the anticipated decrease in the total mortgage origination market will be offset by our expectation that private mortgage insurance will be used on a greater percentage of mortgage originations.

Net premiums written and earned during 2006 decreased, compared to 2005, due to lower average premium rates, which were partially offset by a slight increase in the average insurance in force.

Risk Sharing Arrangements

For the nine months ended September 30, 2007, approximately 47.8% of our flow new insurance written was subject to arrangements with captives or risk sharing arrangements with the GSEs compared to 47.5% for the year ended December 31, 2006 and 48.1% for the year ended December 31, 2005. The percentage of new insurance written for 2007 covered by these arrangements is shown only for the nine months ended September 30, 2007 because this percentage normally increases after the end of a quarter. Such increases can be caused by, among other things, the transfer of a loan in the secondary market, which can result in a mortgage insured during a quarter becoming part of a risk sharing arrangement in a subsequent quarter. New insurance written through the bulk channel is not subject to risk sharing arrangements. Premiums ceded in these arrangements are reported in the period in which they are ceded regardless of when the mortgage was insured.

On February 14, 2008 Freddie Mac announced that effective on and after June 1, 2008, Freddie Mac-approved private mortgage insurers, including MGIC, may not cede new risk if the gross risk or gross premium ceded to captive reinsurers is greater than 25%. Freddie Mac stated that it made this change to allow mortgage insurers to retain more insurance premiums to pay current claims and rebuild their capital base. Fannie Mae informed us on February 26, 2008 that it was making similar changes to their requirements. We have begun discussions with our customers whose captive arrangements would be effected by these new requirements.

See discussion under "-Losses" regarding losses assumed by captives.

Investment Income

Investment income for 2007 increased when compared to 2006 due to an increase in the average investment yield, as well as an increase in the average amortized cost of invested assets. The portfolio's average pre-tax investment yield was 4.70% at December 31, 2007 and 4.56% at December 31, 2006. The portfolio's average after-tax investment yield was 4.18% at December 31, 2007 and 4.03% at December 31, 2006.

Investment income for 2006 increased compared to 2005 due to an increase in the average investment yield. The portfolio's average pre-tax and after-tax investment yields at December 31, 2005 were 4.28% and 3.86%, respectively.

Realized Investment Gains

Realized gains in 2007 were significantly higher than the $4.3 million in losses reported in 2006, primarily due to a $162.9 million pre-tax gain on the sale of a portion our interest in Sherman. See further discussion of this gain under "-Joint Ventures". Realized gains were $14.9 million in 2005 which resulted primarily from the sale of fixed maturities.

Other Revenue

Other revenue for 2007 decreased when compared to 2006. The decrease in other revenue was primarily the result of other non-insurance operations and a decrease in revenue from contract underwriting.

The increase in other revenue for 2006, compared to 2005, was primarily the result of additional revenue from the operations of Myers Internet, offset by a decrease in revenue from contract underwriting.

Losses

As discussed in "— Critical Accounting Policies" and consistent with industry practices, we establish loss reserves for future claims only for loans that are currently delinquent. The terms "delinquent" and "default" are used interchangeably by us and are defined as an insured loan with a mortgage payment that is 45 days or more past due. Loss reserves are established by our estimate of the number of loans in our inventory of delinquent loans that will not cure their delinquency and thus result in a claim, which is referred to as the claim rate (historically, a substantial majority of delinquent loans have eventually cured, see discussion below regarding the current increase in the rate at which delinquent loans go to claim), and further estimating the amount that we will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that we will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be.

Losses incurred

In 2007, net losses incurred were $2,365 million, of which $1,846 million related to current year loss development and $519 million related to unfavorable prior years' loss development. In 2006, net losses incurred were $614 million, of which $704 million related to current year loss development and ($90) million related to favorable prior years' loss development. See Note 6 to our consolidated financial statements.

The amount of losses incurred pertaining to current year loss development represents the estimated amount to be ultimately paid on default notices received in the current year. Losses incurred pertaining to the current year increased in 2007, compared to 2006, primarily due to significant increases in the default inventory and estimates regarding how much will be paid on claims, or severity, and how many delinquencies will eventually result in a claim, or claim rate, when each are compared to 2006. The default inventory increased by approximately 28,500 delinquencies, or 36%, in 2007, compared to a decrease in the default inventory of approximately 7,200, or 8%, in 2006. We believe that these trends will continue into 2008, resulting in a higher level of incurred losses in 2008, compared to 2007.

Our loss estimates are established based upon historical experience. The significant increase in estimated severity in 2007 was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as our inability to mitigate losses through the sale of properties in some geographical areas due to slowing home price appreciation in these areas or declines in home values. We have experienced increases in delinquencies in certain markets with higher than average loan balances, such as Florida and California. In California we have experienced an increase in delinquencies, from 3,000 as of December 31, 2006 to 6,900 as of December 31, 2007. Our Florida delinquencies increased from 4,500 as of December 31, 2006 to 12,500 as of December 31, 2007. The average claim paid on California loans was more than twice as high as the average claim paid for the remainder of the country. The increase in the estimated claim rate is due to increases in the claim rates across the country. Certain markets such as California, Florida, Nevada and Arizona have experienced more significant increases in claim rates.

The loss performance we experienced in the second half of 2007 was more substantial and occurred more quickly than we anticipated. Our loss performance, particularly in California and Florida, deteriorated at a rate we have not previously experienced.

The amount of losses incurred relating to prior year loss development represents actual claim payments that were higher or lower than what was estimated by us at the end of the prior year as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation is the result of our review of current trends in default inventory, such as defaults that have resulted in a claim, the amount of the claim, the change in relative level of defaults by geography and the change in average loan exposure. The $519 million addition to losses incurred relating to prior years in 2007 was due primarily to significant increases in average claim payments and claim rates.

As discussed under "— Risk Sharing Arrangements" a portion of our flow new insurance written is subject to reinsurance arrangements with captives. The majority of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder are quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss, which is typically 4% or 5%, the captives are responsible for the second aggregate layer of loss, which is typically 5% or 10%, and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives' portion of both premiums and losses typically ranging from 25% to 50%. As noted under "— Risk Sharing Arrangements" based on changes to the GSE requirements, beginning June 1, 2008 our captive arrangements, both aggregate excess of loss and quota share, will be limited to a 25% cede rate.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to a captive are deposited in the applicable trust account to support the captive's layer of insured risk. These amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. The total fair value of the trust fund assets under these agreements at December 31, 2007 exceeded approximately $630 million.

We believe that the excess of loss captive arrangements will begin to reduce our losses incurred in 2008, with more significant reductions occurring in 2009.

Losses incurred relating to the current year increased in 2006, compared to 2005, primarily due to a larger increase in the severity estimates, as well as a smaller decrease in the claim rate estimates, when each are compared to the same period in 2005. The increase in estimated severity was primarily the result of the default inventory containing higher loan exposures with expected higher average claim payments as well as a decrease in our ability to mitigate losses through the sale of properties in some geographical areas. Estimated claim rates decreased as a result of historical improvements in the claim rate in certain geographical regions, with the exception of the Midwest, where historical claim rates did not improve. In the fourth quarter of 2006, California and Florida began to experience less favorable housing markets, which likely increased the actual claim rates and severity in those areas. Both California and Florida experienced less favorable home price appreciation in 2006, compared to 2005. During 2006, home sales in these states declined, and the supply of homes on the market increased.

The $90 million and $126 million reduction in losses incurred relating to prior years in 2006 and 2005, respectively, were due primarily to more favorable loss trends experienced during the year.

Information about the composition of the primary insurance default inventory at December 31, 2007, 2006 and 2005 appears in the table below.

	2007	2006	2005
Total loans delinquent(1)	107,120	78,628	85,788
Percentage of loans delinquent (default rate)	7.45%	6.13%	6.58%
Prime loans delinquent(2)	49,333	36,727	41,395
Percentage of prime loans delinquent (default rate)	4.33%	3.71%	4.11%
A-minus loans delinquent(2)	22,863	18,182	20,358
Percentage of A-minus loans delinquent (default rate)	19.20%	16.81%	17.21%
Subprime credit loans delinquent(2)	12,915	12,227	13,762
Percentage of subprime credit loans delinquent (default rate)	34.08%	26.79%	25.20%
Reduced documentation loans delinquent	22,009	11,492	10,273
Percentage of reduced doc loans delinquent (default rate)	15.48%	8.19%	8.39%

(1) At December 31, 2007, 39,704 loans in default related to Wall Street bulk transactions.

(2) We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to MGIC at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel.

The average primary claim paid for 2007 was $37,165 compared to $28,228 for 2006 and $26,361 for 2005. We expect the average primary claim paid to increase in 2008 and beyond. We expect these increases will be driven by our higher average insured loan sizes as well as decreases in our ability to mitigate losses through the sale of properties in some geographical regions, as certain housing markets, like California and Florida, become less favorable.

The average loan size of our insurance in force at December 31, 2007, 2006 and 2005 appears in the table below.

Average Loan Size	2007	2006	2005
Total insurance in force	$147,308	$137,574	$130,482
Prime (FICO 620 & >)	141,690	129,696	125,459
A-Minus (FICO 575-619)	133,460	129,116	125,278
Subprime (FICO < 575)	124,530	127,298	124,245
Reduced doc (All FICOs)	209,990	202,984	179,604

The pool notice inventory increased from 20,458 at December 31, 2006 to 25,224 at December 31, 2007; the pool notice inventory was 23,772 at December 31, 2005.

Information about net losses paid during the years ended December 31, 2007, 2006 and 2005 appears in the table below.

Net Paid Claims ($ millions)	2007	2006	2005
Prime (FICO 620 & >)	$332	$251	$253
A-Minus (FICO 575-619)	161	125	124
Subprime (FICO < 575)	101	68	70
Reduced doc (All FICOs)	190	81	83
Other	86	86	82
	$870	$611	$612

Losses paid for the top 15 states (based on 2007 losses paid) and all other states for the years ended December 31, 2007, 2006 and 2005 appear in the table below.

Paid Claims by State ($ millions)	2007	2006	2005
Michigan	$ 98.0	$ 73.8	$ 60.1
California	81.7	2.8	0.7
Ohio	73.2	71.5	67.4
Texas	51.1	48.9	57.2
Florida	37.7	4.4	6.2
Georgia	35.4	39.6	40.6
Illinois	34.9	20.5	22.8
Minnesota	33.6	16.0	9.7
Indiana	33.3	34.8	34.5
Colorado	31.6	30.1	27.5
Massachusetts	24.3	6.5	1.2
Pennsylvania	19.0	16.6	16.3
Missouri	17.4	14.9	14.9
North Carolina	16.6	21.4	26.3
Wisconsin	14.5	11.0	10.8
Other states	182.4	111.8	133.8
	784.7	524.6	530.0
Other (Pool, LAE, other)	85.8	86.4	82.3
	$870.5	$611.0	$612.3

The default inventory in those same states at December 31, 2007, 2006 and 2005 appears in the table below.

Default Inventory by State	2007	2006	2005
Michigan	7,304	6,522	6,630
California	6,925	3,000	1,915
Ohio	6,901	6,395	7,269
Texas	7,103	6,490	7,850
Florida	12,548	4,526	4,473
Georgia	4,623	3,492	3,742
Illinois	5,435	4,092	4,149
Minnesota	2,478	1,820	1,678
Indiana	3,763	3,392	3,769
Colorado	1,534	1,354	1,564
Massachusetts	1,596	1,027	887
Pennsylvania	4,576	4,276	4,556
Missouri	2,149	1,789	1,979
North Carolina	3,118	2,723	3,123
Wisconsin	2,104	1,682	1,721
Other states	34,963	26,048	30,483
	107,120	78,628	85,788

We anticipate that net paid claims for 2008 will approximate $1.8 billion to $2.0 billion.

As of December 31, 2007, 72% of our primary insurance in force was written subsequent to December 31, 2004. On our flow business, the highest claim frequency years have typically been the third and fourth year after the year of loan origination. However, the pattern of claims frequency can be affected by many factors, including low persistency and deteriorating economic conditions. Low persistency can have the effect of accelerating the period in the life of a book during which the highest claim frequency occurs. Deteriorating economic conditions can result in increasing claims following a period of declining claims. On our bulk business, the period of highest claims frequency has generally occurred earlier than in the historical pattern on our flow business.

Premium deficiency

Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. As a result of those calculations, we recorded premium deficiency reserves of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on the Wall Street bulk transactions. The discount rate used in the calculation of the premium deficiency reserve, 4.70%, was based upon our pre-tax investment yield at December 31, 2007. Within the premium deficiency calculation, our expected present value of expected future losses and expenses was $3,561 million, offset by the present value of expected future premium of $901 million and already established loss reserves of $1,449 million. As of December 31, 2007 there was no premium deficiency related to the remainder of our in force business.

Each quarter, we will recalculate the premium deficiency reserve on the remaining Wall Street bulk insurance in force. The premium deficiency reserve will primarily change from quarter to quarter as a result of two factors. First, it will change as the actual premiums, losses and expenses that were previously estimated are recognized. Each period such items will be reflected in our financial statements as earned premium, losses incurred and expenses. The difference between the amount and timing of actual earned premiums, losses incurred and expenses and our previous estimates used to establish the premium deficiency reserves will have an effect (either positive or negative) on that period's results. Second, the premium deficiency reserve will change as our assumptions relating to the present value of expected future premiums, losses and expenses on the remaining Wall Street bulk insurance in force change. Changes to these assumptions will also have an effect on that period's results.

Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

Underwriting and other expenses

Underwriting and other expenses for 2007 increased when compared to 2006 primarily due to $12.3 million in one-time expenses associated with the terminated merger with Radian, as well as international expansion.

Underwriting and other expenses increased in 2006, compared to 2005, primarily due to additional expenses from Myers Internet, which was acquired in 2006, equity based compensation and expansion into international operations. The effect of these expense increases was partially offset by lower non-insurance expenses.

Ratios

The table below presents our loss, expense and combined ratios for our combined insurance operations for the years ended December 31, 2007, 2006 and 2005.

Combined Insurance Operations:	2007	2006	2005
Loss ratio	187.3%	51.7%	44.7%
Expense ratio	15.8%	17.0%	15.9%
Combined ratio	203.1%	68.7%	60.6%

The loss ratio is the ratio, expressed as a percentage, of the sum of incurred losses and loss adjustment expenses to net premiums earned. The increase in the loss ratio in 2007, compared to 2006, is due to an increase in losses incurred, partially offset by an increase in premiums earned. The expense ratio is the ratio, expressed as a percentage, of underwriting expenses to net premiums written. The decrease in 2007, compared to 2006, is due to an increase in premiums written, partially offset by the increase in underwriting and other expenses. The combined ratio is the sum of the loss ratio and the expense ratio.

The increase in the loss ratio in 2006, compared to 2005, is due to an increase in losses incurred and a decrease in premium earned compared to the prior year. The increase in the expense ratio in 2006, compared to 2005, is due to an increase in underwriting expenses and a decrease in premiums written compared to the prior year.

Income taxes

The effective tax rate on our pre-tax loss was 37.3% in 2007, compared to an effective tax rate on our pre-tax income of 24.8% in 2006. During those periods, the rate reflected the benefits recognized from tax-preferenced investments. Our tax-preferenced investments that impact the effective tax rate consist almost entirely of tax-exempt municipal bonds. The difference in the rate was primarily the result of a pre-tax loss during 2007, compared to pre-tax income during 2006.

The effective tax rate was 24.8% in 2006, compared to 27.0% in 2005. Changes in the effective tax rate principally result from a higher or lower percentage of total income before tax being generated from tax-preferenced investments. The lower effective tax rate in 2006 resulted from a higher percentage of total income before tax being generated from tax preferenced investments, which resulted from lower levels of underwriting income.

Joint ventures

Our equity in the earnings from the C-BASS and Sherman joint ventures with Radian and certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, is shown separately, net of tax, on our consolidated statement of operations. The decrease in income from joint ventures for 2007 compared to 2006 is primarily the result of the $303 million after-tax impairment of C-BASS, as well as equity losses incurred by C-BASS in the fourth quarter that reduced the carrying value of our $50 million note from C-BASS to zero. As noted in the section titled "C-BASS Impairment", we have determined that our total equity interest in C-BASS is impaired. The impairment charge is included in our results of operations for 2007.

C-BASS

Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As noted in the section titled "C-BASS Impairment" above, in the third quarter of 2007, we concluded that our total equity interest in C-BASS was impaired. In addition, during the fourth quarter of 2007 due to additional losses incurred by C-BASS, we reduced the carrying value of our $50 million note from C-BASS to zero under equity method accounting.

Sherman

Summary Sherman income statements for the periods indicated appear below. We do not consolidate Sherman with us for financial reporting purposes, and we do not control Sherman. Sherman's internal controls over its financial reporting are not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting include processes to assess the effectiveness of our financial reporting as it pertains to Sherman. We believe those processes are effective in the context of our overall internal controls.

Sherman Summary Income Statement:

	Years Ended December 31,		
	2007	2006	2005
		($ millions)	
Revenues from receivable portfolios	$ 994.3	$1,031.6	$855.5
Portfolio amortization	488.1	373.0	292.8
Revenues, net of amortization	506.2	658.6	562.7
Credit card interest income and fees	692.9	357.3	196.7
Other revenue	60.8	35.6	71.1
Total revenues	1,259.9	1,051.5	830.5
Total expenses	991.5	702.0	541.3
Income before tax	$ 268.4	$ 349.5	$289.2
Company's income from Sherman	$ 81.6	$ 121.9	$110.3

In 2007, compared to 2006, Sherman experienced increased collection revenues from portfolios owned and continued growth in the banking segment. These increases were offset by higher amortization and interest expense, as well as expenses related to majority-owned ventures.

In September 2007 we sold a portion of our interest in Sherman to an entity owned by Sherman's senior management. The interest sold by us represented approximately 16% of Sherman's equity. We received a cash payment of $240.8 million in the sale and are entitled to a contingent payment if the management entity's after-tax return on the interests it purchased exceeds approximately 16% annually over a period that can end as late as December 31, 2013. We recorded a $162.9 million pre-tax gain on this sale, which is reflected in our results of operations for 2007 as a realized gain. After the sale, we own approximately 24.25% of Sherman's interest and Sherman's management owns approximately 54.0%. Radian, which also sold interests in Sherman to the management entity, owns the balance of Sherman. We will continue to account for this investment under the equity method of accounting.

The "Company's income from Sherman" line item in the table above includes $15.6 million and $12.0 million of additional amortization expense in 2007 and 2006, respectively, above Sherman's actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value. As noted above, after the sale of equity interest in September 2007 we now own approximately 24.25% interest in Sherman, which is the lowest interest held since the original investment.

Financial Condition

As of December 31, 2007, 82% of our investment portfolio was invested in tax-preferenced securities. In addition, at December 31, 2007, based on book value, approximately 95% of our fixed income securities were invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. Approximately 29% of our investment portfolio is covered by the financial guaranty industry. We evaluate the credit risk of securities through analysis of the underlying fundamentals of each issuer. If all of the companies in the financial guarantee industry lose their 'AAA' ratings, the percentage of our fixed income portfolio rated 'A' or better will decline by 1% to 94% 'A' or better.

At December 31, 2007, derivative financial instruments in our investment portfolio were immaterial. We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. The policy also limits the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2007, the modified duration of our fixed income investment portfolio was 4.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 4.8% in the market value of our fixed income portfolio. For an upward shift in the yield curve, the market value of our portfolio would decrease and for a downward shift in the yield curve, the market value would increase.

At December 31, 2007, our total assets included $289 million of cash and cash equivalents as shown on our consolidated balance sheet. In addition, included in "Other assets" on our consolidated balance sheet at December 31, 2007 is $145 million in real estate acquired as part of the claim settlement process. The properties, which are held for sale, are carried at the lower of cost or fair value. Also included in "Other assets" is $65 million representing the funded status of our pension plan.

At December 31, 2007 we had $200 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015, as well as $300 million outstanding under a credit facility, with a total market value of $772.0 million. We have $300 million outstanding under a credit facility that is scheduled to mature in March 2010. This credit facility is discussed under "Liquidity and Capital Resources" below.

Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." As a result of the adoption we recognized a decrease of $85.5 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits as of December 31, 2007 is $86.1 million. Included in that total are $74.8 million in benefits that would affect the effective tax rate. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. We have accrued $20.3 million for the payment of interest as of December 31, 2007.

The establishment of this liability required estimates of potential outcomes of various issues and required significant judgment. Although the resolutions of these issues are uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolutions of these matters differ materially from these estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

On June 1, 2007, as a result of an examination by the Internal Revenue Service for taxable years 2000 through 2004, we received a revenue agent report, RAR. The adjustments reported on the RAR substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy related penalties, plus applicable interest. We have agreed with the Internal Revenue Service on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits, or "REMICS." This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The Internal Revenue Service has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. On July 2, 2007, we made a payment of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest.

Our principal exposure to loss is our obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2007, MGIC's direct (before any reinsurance) primary and pool risk in force, which is the unpaid principal balance of insured loans as reflected in our records multiplied by the coverage percentage, and taking account of any loss limit, was approximately $62.3 billion. In addition, as part of our contract underwriting activities, we are responsible for the quality of our underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2007, the cost of remedies provided by us to customers for failing to meet the standards of the contracts has not been material. However, a generally positive economic environment for residential real estate that continued until

2007 may have mitigated the effect of some of these costs, the claims for which may lag deterioration in the economic environment for residential real estate. There can be no assurance that contract underwriting remedies will not be material in the future.

Sherman

Summary Sherman balance sheets at the dates indicated appear below. We do not consolidate Sherman with us for financial reporting purposes, and we do not control Sherman. Sherman's internal controls over its financial reporting are not part of our internal controls over our financial reporting. However, our internal controls over our financial reporting include processes to assess the effectiveness of our financial reporting as it pertains to Sherman. We believe those processes are effective in the context of our overall internal controls.

Sherman Summary Balance Sheet:

	December 31,	
	2007	2006
	($ millions)	
Total Assets	$2,242	$1,204
Debt	$1,611	$ 761
Total Liabilities	$1,821	$ 923
Members' Equity	$ 421	$ 281

The increase in total assets was primarily due to growth in both portfolio acquisitions (approximately $445 million) and credit originations (approximately $390 million), as well as the consolidation of a majority-owned international joint venture (approximately $130 million). The increase in debt corresponds to the growth in these assets.

Our investment in Sherman on an equity basis at December 31, 2007 was $115.3 million. We received $51.5 million of distributions from Sherman during 2007 and $103.7 million of distributions from Sherman in 2006. Sherman management has advised us that it believes in the current environment it would be prudent to maintain a higher level of cash resources than Sherman has maintained in the past, with the result that we expect Sherman to decrease the amount of distributions to us.

See "C-BASS Impairment" and Note 8 to our consolidated financial statements for additional information about the financial condition of C-BASS and Sherman.

Liquidity and Capital Resources

Our consolidated sources of funds consist primarily of premiums written and investment income. We invest positive cash flows pending future payments of claims and other expenses. Historically cash inflows from premiums have been sufficient to meet claim payments, however, we anticipate that in 2008 claim payments will exceed premiums received. Also, see "Losses — Premium deficiency" for a discussion regarding the future cash flow shortfalls of the Wall Street bulk transactions. We can fund cash flow shortfalls through sales of short-term investments and other investment portfolio securities, subject to insurance regulatory requirements regarding the payment of dividends to the extent funds were required by an entity other than the seller. Substantially all of the investment portfolio securities are held by our insurance subsidiaries.

We have a commercial paper program, which is rated "A-2" by Standard & Poor's and "P-1" by Moody's. The amount available under this program is $300 million less any amounts drawn under the credit facility discussed below. At December 31, 2006, we had $84.1 million in commercial paper outstanding with a weighted average interest rate of 5.35%. At December 31, 2007 we had no commercial paper outstanding because, as noted below, in 2007 we drew on our revolving credit facility and repaid the amount then-outstanding under this program.

We have a $300 million, five year revolving credit facility that is scheduled to mature in March 2010. Under the terms of the credit facility, we must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a statutory risk-to-capital ratio of not more than 22:1 and maintain policyholders' position, which includes MGIC's statutory surplus and its contingency reserve, of not less than the amount required by Wisconsin insurance regulation. At December 31, 2007, these requirements were met. Our shareholders' equity, as reported on our consolidated balance sheet was $2.59 billion and $4.30 billion at December 31, 2007 and 2006, respectively. In August 2007 we drew the entire $300 million on the revolving credit facility. These funds, in part, were utilized to repay the outstanding commercial paper, which approximated $177 million immediately prior to the credit facility draw. We drew the portion of the revolving credit facility equal to our outstanding commercial paper because we believed that funding with a long-term maturity was superior to funding that required frequent renewal on a short-term basis. We drew the remainder of the credit facility to provide us with greater financial flexibility at the holding company level. At December 31, 2007 we continued to have $300 million outstanding under this facility.

The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $215.9 million at December 31, 2006, compared to no availability at December 31, 2007.

The credit facility discussed above has a provision whereby we can increase the capacity by $200 million under the same terms and conditions, if agreed upon by us and the lenders or any other lenders willing to provide the additional capacity at existing terms.

The commercial paper, credit facility and the senior notes are obligations of MGIC Investment Corporation and not of its subsidiaries. We are a holding company and the payment of dividends from our insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. In 2007, MGIC paid dividends of $320 million. As has been the case for the past several years, as a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. We anticipate that in 2008 we will seek approval to pay an aggregate of $60 million in dividends from MGIC.

As of December 31, 2007, we had a total of approximately $290 million in cash, cash equivalents and liquid investments at the holding company (MGIC Investment). We need approximately $27.4 million annually to pay the interest on the Senior Notes. At the interest rate in effect on our credit facility on February 15, 2008 (the interest rate changes based on LIBOR and our financial strength rating), we would need approximately $10.0 million annually to pay the interest on this facility. In addition, at the dividend rate that has been in effect beginning with the fourth quarter of 2007, we need approximately $8.2 million annually to pay dividends on our common stock. Our uses of funds at the holding company for interest and dividends total about $45.6 million. In light of our cash and investment resources of approximately $290 million at December 31, 2007, we believe we have adequate liquidity at our holding company to service our holding company obligations in the ordinary course. See our Risk Factor titled "Our shareholders' equity could fall below the minimum amount required under our bank debt."

From mid-1997 through December 31, 2007, we repurchased 42.9 million shares under publicly announced programs at a cost of $2.4 billion. Funds for the shares repurchased by us since mid-1997 have been provided through a combination of debt, including the Senior Notes and the commercial paper, and internally generated funds. During 2007, we repurchased 1.3 million shares of our Common Stock under publicly announced programs at a cost of $75.7 million. 150,000 shares were repurchased in the third quarter at a cost of approximately $8.0 million. No shares were repurchased in the fourth quarter. We have no plans to purchase additional shares.

Risk-to-Capital

We consider our risk-to-capital ratio an important indicator of our financial strength and our ability to write new business. This ratio is computed on a statutory basis and is our net risk in force divided by our policyholders' position. Policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of approximately 50% of net earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net earned premium in a calendar year.

The premium deficiency reserve discussed under "Results of Operations — Losses — Premium deficiency" above is not recorded as a liability on the statutory balance sheet and is not a component of statutory net income. The present value of expected future premiums and already established loss reserves and statutory contingency reserves exceeds the present value of expected future losses and expenses, so no deficiency is recorded on a statutory basis.

Our combined insurance companies' risk-to-capital calculation appears in the table below.

	December 31,	
	2007	2006
	($ millions)	
Risk in force — net of reinsurance	$57,527	$48,488
Statutory policyholders' surplus	$ 1,351	$ 1,591
Statutory contingency reserve	3,464	4,849
Statutory policyholders' position	$ 4,815	$ 6,440
Risk-to-capital:	11.9:1	7.5:1

If our insurance in force grows, our risk in force would also grow. To the extent our statutory policyholders' position does not increase at the same rate as our growth in risk in force, our risk-to-capital ratio will increase. Similarly, if our statutory policyholders' position decreases at a greater rate than our risk in force, then our risk-to-capital ratio will increase.

We believe we have more than adequate resources to pay claims on our insurance in force, even in very high loss scenarios. However, we expect our policyholders' position to decline throughout 2008 as risk in force (the numerator in the calculation) increases and our statutory policyholders' position (the denominator) declines. We expect risk in force to grow as we continue to write new business and the persistency rate of the current risk in force remains at or above recent levels. We expect statutory policyholders' position to decline as losses are recognized, particularly on Wall Street bulk transactions, which have no premium deficiency reserve for statutory purposes. As a result, we expect that our risk-to-capital ratio will increase materially above its level at year-end 2007. We see improving business fundamentals for mortgage insurance in the current environment, including an increase in mortgage insurance penetration, increasing persistency and the favorable effect on the 2008 book of the underwriting and pricing changes we are implementing. Given the expected increase in our risk-to-capital ratio, we do not believe we can participate fully in these opportunities without additional capital. As a result, we have retained an advisor to assist us in exploring alternatives to increase our capital. Additional capital could take a number of forms and could dilute our existing shareholders.

Recent Ratings Actions

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated AA by Fitch Ratings. In late February 2008 Fitch announced that it was placing MGIC's rating on "rating watch negative". Fitch said "the present stressful mortgage environment has resulted in a modeled capital shortfall for [MGIC] at the 'AA' rating threshold. If within the next several months, MGIC is able to obtain additional capital resources to address this shortfall, Fitch would expect to affirm MGIC's ratings, with a Negative Rating Outlook, reflecting the financial stress associated with the present mortgage environment. Assuming MGIC does not raise additional capital to support its franchise, Fitch will downgrade MGIC's rating to 'AA-'."

The financial strength of MGIC is rated AA- by Standard & Poor's Rating Services and Aa2 by Moody's Investors Service. Both rating agencies have announced that they are reviewing MGIC's rating for possible downgrade. MGIC could be downgraded below Aa3/AA- when these reviews are concluded. For further information about the importance of MGIC's ratings, see our Risk Factor titled "Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings."

Contractual Obligations

At December 31, 2007, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

	Payments Due by Period				
Contractual Obligations ($ millions):	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt obligations	$ 993	$ 37	$ 369	$241	$346
Operating lease obligations	20	7	10	3	—
Purchase obligations	—	—	—	—	—
Pension, SERP and other post-retirement benefit plans	131	6	16	22	87
Other long-term liabilities	2,643	1,771	819	53	—
Total	$3,787	$1,821	$1,214	$319	$433

Our long-term debt obligations include our $300 million of 5.375% Senior Notes due in November 2015, $200 million of 5.625% Senior Notes due in 2011 and $300 million outstanding under a credit facility expiring in 2010, including related interest, as discussed in Note 5 to our consolidated financial statements and under "— Liquidity and Capital Resources" above. For discussions related to our debt covenants see "-Liquidity and Capital Resources" and our Risk Factor titled "Our shareholders' equity could fall below the minimum amount required under our bank debt." Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 12 to our consolidated financial statements. See Note 9 of our consolidated financial statements for discussion of expected benefit payments under our benefit plans.

Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The future loss payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. See Note 6 to our consolidated financial statements and under "— Critical Accounting Policies."

The table above does not reflect the liability for unrecognized tax benefits due to uncertainties in the timing of the effective settlement of tax positions. See Note 10 to our consolidated financial statements for additional discussion on unrecognized tax benefits.

Critical Accounting Policies

We believe that the accounting policies described below involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Loss reserves and premium deficiency reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default.

We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2007 and 2006, we had IBNR reserves of $368 million and $110 million, respectively.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. The estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. We review recent trends in the rate at which defaults resulted in a claim, or the claim rate, the amount of the claim, or severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claims rate and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.

In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $101 million as of December 31, 2007. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

	Losses Incurred Related to Prior Years(1)	Reserve at end of Prior Year
2007	$(518,950)	$1,125,715
2006	90,079	1,124,454
2005	126,167	1,185,594
2004	13,451	1,061,788
2003	(113,797)	733,181

(1) A positive number for a prior year indicates a redundancy of loss reserves, and a negative number for a prior year indicates a deficiency of loss reserves.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary substantially from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings. Changes to our estimates could result in material changes to our results of operations, even in a stable economic environment. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be.

After our reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at December 31, 2007. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

Revenue recognition

When a policy term ends, the primary mortgage insurance written by us is renewable at the insured's option through continued payment of the premium in accordance with the schedule established at the inception of the policy term. We have no ability to reunderwrite or reprice these policies after issuance. Premiums written under policies having single and annual premium payments are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the monthly coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred policy acquisition costs discussed below.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance policies, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs. Deferred insurance policy acquisition costs arising from each book of business is charged against revenue in the same proportion that the underwriting profit for the period of the charge bears to the total underwriting profit over the life of the policies. The underwriting profit and the life of the policies are estimated and are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. Interest is accrued on the unamortized balance of deferred insurance policy acquisition costs.

Because our insurance premiums are earned over time, changes in persistency result in deferred insurance policy acquisition costs being amortized against revenue over a comparable period of time. At December 31,

2007, the persistency rate of our primary mortgage insurance was 76.4%, compared to 69.6% at December 31, 2006. This change did not significantly affect the amortization of deferred insurance policy acquisition costs for the period ended December 31, 2007. A 10% change in persistency would not have a material effect on the amortization of deferred insurance policy acquisition costs in the subsequent year.

If a premium deficiency exists, we reduce the related deferred insurance policy acquisition costs by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related deferred insurance policy acquisition costs balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

Investment Portfolio

We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Our entire investment portfolio is classified as available-for-sale. We use third party pricing services to determine the fair value of our portfolio. These services utilize a variety of inputs to determine fair value including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data, and other reference information. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at the fair value assigned to each security. We review the prices generated by this model for reasonableness and, in some cases, further analyze and research prices generated to ensure their accuracy. Realized investment gains and losses are reported in income based upon specific identification of securities sold.

We complete a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary". Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectibility of previously accrued income is made. Factors used in determining investments whose value decline may be considered "other than temporary" include the following:

- Investments with a market value less than 80% of amortized costs
- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention to hold fixed income securities to maturity

There were no "other than temporary" asset impairment charges on our investment portfolio for the years ending December 31, 2007, 2006 and 2005.

Risk Factors

We have reproduced below the "Risk Factors — Risks Related to Our Business" that appeared in our Prospectus dated March 25, 2008. We have not generally changed what appears below from what was in our Prospectus.

Our revenues and losses could be affected by the risk factors discussed below that are applicable to us, and our income from joint ventures could be affected by the risk factors discussed below that are applicable to Sherman. These risk factors are an integral part of the foregoing Management's Discussion and Analysis and Letter to Shareholders from the CEO.

These factors may also cause actual results to differ materially from the results contemplated by forward-looking statements that we may make. Forward-looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as we "believe," "will," "anticipate" or "expect," or words of similar import, are forward-looking statements. We are not undertaking any obligation to update any forward-looking statements we may make even though these statements may be affected by events or circumstances occurring after the forward-looking statements were made.

A downturn in the domestic economy or deterioration in home prices in the segment of the market we serve may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can influence the willingness of borrowers with sufficient resources to make mortgage payments to do so when the mortgage balance exceeds the value of the home. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards or other factors. Recently, the residential mortgage market in the United States has experienced a variety of worsening economic conditions and housing prices in many areas have declined or stopped appreciating after extended periods of significant appreciation. A significant deterioration in economic conditions or an extended period of flat or declining housing values may result in increased losses which would materially affect our results of operations and financial condition.

The mix of business we write also affects the likelihood of losses occurring.

Certain types of mortgages have higher probabilities of claims. These segments include loans with loan-to-value ratios over 95% (including loans with 100% loan-to-value ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors. In recent years, the percentage of our volume written on a flow basis that includes these segments has continued to increase. As of December 31, 2007, approximately 57.6% of our primary risk in force consisted of loans with loan-to-value ratios equal to or greater than 95%, 11.6% with FICO credit scores below 620, and 14.7% with limited underwriting, including limited borrower documentation.

As of December 31, 2007, approximately 5% of our primary risk in force written through the flow channel, and 53% of our primary risk in force written through the bulk channel, consisted of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing ("ARMs"). We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing. We believe that when the reset interest rate significantly exceeds the interest rate at loan origination, claims on ARMs would be substantially higher than for fixed rate loans. Moreover, even if interest rates remain unchanged, claims on ARMs with a "teaser rate" (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we believe the volume of "interest-only" loans, which may also be ARMs, and loans with negative amortization features, such as pay option ARMs, increased in 2005 and 2006 and remained at these levels during the first half of 2007, before declining in the second half of 2007. Because interest-only loans and pay option ARMs are a relatively recent development, we have no meaningful data on their historical performance. We believe claim rates on certain of these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will prove adequate to compensate for actual losses from these loans.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses, our earnings may be adversely affected by losses disproportionately in certain periods.

In accordance with GAAP for the mortgage insurance industry, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default that have not yet been reported to us by the servicers (this is what is referred to as "IBNR" in the mortgage insurance industry). We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Because our reserving method does not take account of the impact of future losses that could occur from loans that are not delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as losses emerge.

Loss reserve estimates are subject to uncertainties and paid claims may substantially exceed our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. The estimated claim rates and claim amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may be substantially higher than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make mortgage payments, and a drop in housing values that could materially reduce our ability to mitigate potential loss through property acquisition and resale or expose us to greater loss on resale of properties obtained through the claim settlement process. Changes to our estimates could result in material changes to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not substantially exceed our loss reserves.

Our shareholders' equity could fall below the minimum amount required under our bank debt.

We have drawn the entire $300 million available under our bank revolving credit facility which matures in March 2010. This facility requires that we maintain shareholders' equity of $2.250 billion, except that under a March 2008 amendment to the facility we need only maintain shareholders' equity of $1.850 billion during the period March 31, 2008 through July 1, 2008. At December 31, 2007, our shareholders' equity was $2.594 billion. We expect we will have a net loss in 2008, with the result that we expect our shareholders' equity to decline. Our current forecast of our 2008 net loss would not reduce our forecasted shareholders' equity (which does not give effect to our common stock offering in March 2008, the concurrent convertible debenture offering or a potential sale of our interests in Sherman) below $2.250 billion. There can be no assurance that our actual results will not be materially worse than our forecast or that losses in future years, if they occur, will not reduce our shareholders' equity below the minimum amount required under our bank revolving credit facility. In addition, regardless of our results of operations, our shareholders' equity would be reduced to the extent the carrying value of our investment portfolio declines from its carrying value at December 31, 2007 due to market value adjustments and to the extent we pay dividends to our shareholders. At December 31, 2007, the modified duration of our fixed income portfolio was 4.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 4.8% (approximately $280 million) in the market value of this portfolio. For an upward shift in the yield curve, the market value of this portfolio would decrease, and for a downward shift in the yield curve, the market value would increase. Recent volatility in the bond market, particularly the municipal bond market, has increased the likelihood that changes in fair values of our portfolio, which flow through our other comprehensive income, could reduce shareholders' equity below $2.250 billion. As of February 29, 2008, changes in the municipal bond yield curve since year-end 2007 had the effect of reducing the market value of our investment portfolio, which decreased other comprehensive income on the order of $100 million when compared to the portfolio's value at year-end. Market value adjustments could also occur as a result of changes in credit spreads. At our current annual dividend rate, approximately $8.2 million would be paid in dividends in 2008.

If we did not meet the minimum shareholders' equity requirement and are not successful obtaining an agreement from banks holding a majority of the debt outstanding under the facility to change (or waive) this requirement, banks holding a majority of the debt outstanding under the facility would have the right to declare the entire amount of the outstanding debt due and payable. If the debt under our bank facility were accelerated in this manner, the holders of 25% or more of our publicly traded $200 million 5.625% senior notes due in September 2011, and the holders of 25% or more of our publicly traded $300 million 5.375% senior notes due in November 2015, each would have the right to accelerate the maturity of that debt. In addition, the trustee of these two issues of senior notes, which is also a lender under our bank credit facility, could, independent of any action by holders of senior notes, accelerate the maturity of the senior notes. In the event the amounts owing under our revolving credit facility or any series of our outstanding senior notes are accelerated, we may not have sufficient funds to repay any such amounts.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

We set premiums at the time a policy is issued based on our expectations regarding likely performance over the long-term. Generally, we cannot cancel the mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial condition.

On January 22, 2008, we announced that we had decided to stop writing the portion of our bulk business that insures loans which are included in Wall Street securitizations because the performance of loans included in such securitizations deteriorated materially in the fourth quarter of 2007 and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. On February 13, 2008, we announced that we had established a premium deficiency reserve of approximately $1.2 billion. This amount is the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on these bulk transactions.

There can be no assurance that additional premium deficiency reserves on other portions of our insurance portfolio will not be required.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

- lenders and other investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement,
- lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration, and
- lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

Our financial strength rating could be downgraded below Aa3/AA-, which could reduce the volume of our new business writings.

The mortgage insurance industry has historically viewed a financial strength rating of Aa3/AA- as critical to writing new business. In part this view has resulted from the mortgage insurer eligibility requirements of the GSEs, which each year purchase the majority of loans insured by us and the rest of the mortgage insurance industry. The eligibility requirements define the standards under which the GSEs will accept mortgage insurance as a credit enhancement on mortgages they acquire. These standards impose additional restrictions on insurers that do not have a financial strength rating of at least Aa3/AA-. These restrictions include not permitting such insurers to engage in captive reinsurance transactions with lenders. For many years, captive reinsurance has been an important means through which mortgage insurers compete for business from lenders, including lenders who sell a large volume of mortgages to the GSEs. In February 2008 Freddie Mac announced that it was temporarily suspending the portion of its eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a complete remediation plan for its approval. In February 2008 Fannie Mae advised us that it would not automatically impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer submits a written remediation plan. Such remediation plans must be submitted to Freddie Mac within 90 days of the downgrade and to Fannie Mae within 30 days of the downgrade. There can be no assurance that Freddie Mac and Fannie Mae will continue these positions or that, if we are downgraded below Aa3/AA-, we will be able to submit acceptable remediation plans to them in a timely manner.

Apart from the effect of the eligibility requirements of the GSEs, we believe lenders who hold mortgages in portfolio and choose to obtain mortgage insurance on the loans assess a mortgage insurer's financial strength rating as one element of the process through which they select mortgage insurers. As a result of these considerations, a mortgage insurer that is rated less than Aa3/AA- may be competitively disadvantaged.

The financial strength of MGIC, our principal mortgage insurance subsidiary, is rated AA by Fitch Ratings. In late February 2008 Fitch announced that it was placing MGIC's rating on "rating watch negative." Fitch said "the present stressful mortgage environment has resulted in a modeled capital shortfall for [MGIC] at the 'AA' rating threshold. If within the next several months, MGIC is able to obtain additional capital resources to address this shortfall, Fitch would expect to affirm MGIC's ratings, with a Negative Rating Outlook, reflecting the financial stress associated with the present mortgage environment. Assuming MGIC does not raise additional capital to support its franchise, Fitch will downgrade MGIC's rating to 'AA-'."

The financial strength of MGIC is rated AA- by Standard & Poor's Rating Services. In late January 2008, S&P placed MGIC on creditwatch with negative implications, which we understand means there is a greater than 50% chance of a downgrade. We understand that the financial strength rating of a mortgage insurer depends on factors beyond the adequacy of its capital to withstand very high loss scenarios, such as its risk management discipline as perceived by the agency assigning the rating. Because we do not believe the additional capital we are raising will influence S&P's view of our financial strength rating, we believe it is likely that at the conclusion of S&P's review MGIC's rating will be downgraded. The financial strength of MGIC is rated Aa2 by Moody's Investors Service, which is also reviewing MGIC's rating for possible downgrade.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under "- We are subject to risk from private litigation and regulatory proceedings" below, we provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company,
- Genworth Mortgage Insurance Corporation,
- United Guaranty Residential Insurance Company,
- Radian Guaranty Inc.,
- Republic Mortgage Insurance Company, whose parent, based on information filed with the SEC through February 29, 2008, is our largest shareholder,
- Triad Guaranty Insurance Corporation, and
- CMG Mortgage Insurance Company.

Our relationships with our customers could be adversely affected by a variety of factors, including the adoption of our new underwriting guidelines, which will result in our declining to insure some of the loans originated by our customers.

While the mortgage insurance industry has not had new entrants in many years, it is possible that positive business fundamentals combined with the deterioration of the financial strength ratings of the existing mortgage insurance companies could encourage the formation of start-up mortgage insurers.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

- mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At December 31, 2007 persistency was at 76.4%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, we do not expect persistency will reach its December 31, 1990 level.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline, which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

- the level of home mortgage interest rates,

- the health of the domestic economy as well as conditions in regional and local economies,

- housing affordability,

- population trends, including the rate of household formation,

- the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

- government housing policy encouraging loans to first-time homebuyers.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.

The majority of our insurance written through the flow channel is for loans sold to Fannie Mae and Freddie Mac, each of which is a government sponsored entity, or GSE. As a result, the business practices of the GSEs affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

- whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

- the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and
- the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

In addition, both Fannie Mae and Freddie Mac have policies which provide guidelines on terms under which they can conduct business with mortgage insurers with financial strength ratings below Aa3/AA-. In February 2008 Freddie Mac announced that it was temporarily suspending the portion of its eligibility requirements that impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer commits to submitting a complete remediation plan for its approval. In February 2008 Fannie Mae advised us that it would not automatically impose additional restrictions on a mortgage insurer that is downgraded below Aa3/AA- if the affected insurer submits a written remediation plan. Such remediation plans must be submitted to Freddie Mac within 90 days of the downgrade and to Fannie Mae within 30 days of the downgrade. There can be no assurance that Freddie Mac and Fannie Mae will continue these positions or that, if we are downgraded below Aa3/AA-, we will be able to submit acceptable remediation plans to them in a timely manner.

We are subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that we will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department, we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the New York Insurance Department requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the New York Insurance Department that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce, which regulates insurance, we provided the Department with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the Minnesota Department of Commerce, and on March 6, 2008 that Department sought additional information as well as answers to interrogatories regarding captive mortgage reinsurance. We understand from conversations with the Minnesota Department of Commerce that the Department of Housing and Urban Development, commonly referred to as HUD, will also be seeking information about captive mortgage reinsurance. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

In October 2007, the Division of Enforcement of the Securities and Exchange Commission requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets "in the Company's various lines of business." We are in the process of providing responsive documents and information to the Securities and Exchange Commission.

We understand that two law firms have recently issued press releases to the effect that they are investigating whether the fiduciaries of our 401(k) plan breached their fiduciary duties regarding the plan's investment or holding of our common stock. With limited exceptions, our bylaws provide that the plan fiduciaries are entitled to indemnification from us for claims against them. We intend to defend vigorously any proceedings that may result from these investigations.

The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2004.

The Internal Revenue Service has been conducting an examination of our federal income tax returns for taxable years 2000 though 2004. On June 1, 2007, as a result of this examination, we received a revenue agent report. The adjustments reported on the revenue agent report would substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy related penalties, plus applicable interest. We have agreed with the Internal Revenue Service on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits, or REMICs. This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. The Internal Revenue Service has indicated that it does not believe, for various reasons, that we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. In July 2007, we made a payment on account of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest. We believe, after discussions with outside counsel about the issues raised in the revenue agent report and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these notices. If the outcome of this matter results in payments that differ materially from our expectations, it could have a material impact on our effective tax rate, results of operations and cash flows.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

Department of Housing and Urban Development, or HUD, regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer's payment of referral fees, had this regulation been adopted in this form, our revenues could have been adversely affected to the extent that lenders offered such packages and received value from us in excess of what they could have received were the anti-referral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision developed the Basel Capital Accord (the Basel I), which set out international benchmarks for assessing banks' capital adequacy requirements. In June 2005, the Basel Committee issued an update to Basel I (as revised in November 2005, Basel II). Basel II, which is scheduled to become effective in the United States and many other countries in 2008, affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways, including reducing our ability to successfully establish or operate our planned international operations.

Our international operations may subject us to numerous risks.

We have committed significant resources to begin international operations, initially in Australia, where we started to write business in June 2007. We plan to expand our international activities to other countries, including Canada. Accordingly, in addition to the general economic and insurance business-related factors discussed above, we are subject to a number of risks associated with our international business activities, including: dependence on regulatory and third-party approvals, changes in rating or outlooks assigned to our foreign subsidiaries by rating agencies, economic downturns in targeted foreign mortgage origination markets, foreign currency exchange rate fluctuations; and interest-rate volatility in a variety of countries. Any one or more of the risks listed above could limit or prohibit us from developing our international operations profitably. In addition, we may not be able to effectively manage new operations or successfully integrate them into our existing operations.

We are susceptible to disruptions in the servicing of mortgage loans that we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. A recent trend in the mortgage lending and mortgage loan servicing industry has been towards consolidation of loan servicers. This reduction in the number of servicers could lead to disruptions in the servicing of mortgage loans covered by our insurance policies. This, in turn, could contribute to a rise in delinquencies among those loans and could have a material adverse effect on our business, financial condition and operating results. Additionally, increasing delinquencies have strained the resources of servicers, reducing their ability to undertake mitigation efforts that could help limit our losses.

Our income from our Sherman joint venture could be adversely affected by uncertain economic factors impacting the consumer sector and by lenders reducing the availability of credit or increasing its cost.

Sherman is principally engaged in purchasing and collecting for its own account delinquent consumer receivables, which are primarily unsecured, and in originating and servicing subprime credit card receivables. Sherman's results are sensitive to its ability to purchase receivable portfolios on favorable terms and to service those receivables such that it meets its return targets. In addition, the volume of credit card originations and the related returns on the credit card portfolio are impacted by general economic conditions and consumer behavior. Sherman's operations are principally financed with debt under credit facilities. Recently there has been a general tightening in credit markets, with the result that lenders are generally becoming more restrictive in the amount of credit they are willing to provide and in the terms of credit that is provided. Credit tightening could adversely impact Sherman's ability to obtain sufficient funding to maintain or expand its business and could increase the cost of funding that is obtained.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of our internal control over financial reporting, as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MGIC Investment Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and its subsidiaries (the "Company") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 29, 2008

MGIC INVESTMENT CORPORATION & SUBSIDIARIES
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Consolidated Statements of Operations

	2007	2006	2005
	(In thousands of dollars, except per share data)		
Revenues:			
Premiums written:			
Direct	$ 1,513,395	$1,357,107	$1,380,998
Assumed	3,288	2,052	1,075
Ceded (note 7)	(170,889)	(141,923)	(129,763)
Net premiums written	1,345,794	1,217,236	1,252,310
Increase in unearned premiums	(83,404)	(29,827)	(13,618)
Net premiums earned (note 7)	1,262,390	1,187,409	1,238,692
Investment income, net of expenses (note 4)	259,828	240,621	228,854
Realized investment gains (losses), net (note 4)	142,195	(4,264)	14,857
Other revenue	28,793	45,403	44,127
Total revenues	1,693,206	1,469,169	1,526,530
Losses and expenses:			
Losses incurred, net (notes 6 and 7)	2,365,423	613,635	553,530
Change in premium deficiency reserves (note 6)	1,210,841	—	—
Underwriting and other expenses	309,610	290,858	275,416
Interest expense	41,986	39,348	41,091
Total losses and expenses	3,927,860	943,841	870,037
(Loss) income before tax and joint ventures	(2,234,654)	525,328	656,493
(Credit) provision for income tax (note 10)	(833,977)	130,097	176,932
(Loss) income from joint ventures, net of tax (note 8)	(269,341)	169,508	147,312
Net (loss) income	$(1,670,018)	$ 564,739	$ 626,873
(Loss) earnings per share (note 11):			
Basic	$ (20.54)	$ 6.70	$ 6.83
Diluted	$ (20.54)	$ 6.65	$ 6.78
Weighted average common shares outstanding — basic (shares in thousands, note 2)	81,294	84,332	91,787
Weighted average common shares outstanding — diluted (shares in thousands, note 2)	81,294	84,950	92,443
Dividends per share	$ 0.775	$ 1.000	$ 0.525

See accompanying notes to consolidated financial statements.

MGIC Investment Corporation & Subsidiaries
December 31, 2007 and 2006

Consolidated Balance Sheets

	2007	2006
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at fair value:		
Fixed maturities (amortized cost, 2007-$5,791,562; 2006-$5,121,074)	$ 5,893,591	$ 5,249,854
Equity securities (cost, 2007-$2,689; 2006-$2,594)	2,642	2,568
Total investment portfolio	5,896,233	5,252,422
Cash and cash equivalents	288,933	293,738
Accrued investment income	72,829	64,646
Reinsurance recoverable on loss reserves (note 7)	35,244	13,417
Prepaid reinsurance premiums (note 7)	8,715	9,620
Premiums receivable	107,333	88,071
Home office and equipment, net	34,603	32,603
Deferred insurance policy acquisition costs	11,168	12,769
Investments in joint ventures (note 8)	155,430	655,884
Income taxes recoverable	865,665	—
Other assets	240,208	198,501
Total assets	$ 7,716,361	$ 6,621,671
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 6 and 7)	$ 2,642,479	$ 1,125,715
Premium deficiency reserves (note 6)	1,210,841	—
Unearned premiums (note 7)	272,233	189,661
Short-and long-term debt (note 5)	798,250	781,277
Income taxes payable	—	34,480
Other liabilities	198,215	194,661
Total liabilities	5,122,018	2,325,794
Contingencies (note 13)		
Shareholders' equity (note 11):		
Common stock, $1 par value, shares authorized 300,000,000; shares issued 2007 — 123,067,426; 2006 — 123,028,976, outstanding 2007 — 81,793,185; 2006 — 82,799,919	123,067	123,029
Paid-in capital	316,649	310,394
Treasury stock (shares at cost 2007 — 41,274,241; 2006 — 40,229,057)	(2,266,364)	(2,201,966)
Accumulated other comprehensive income, net of tax (note 2)	70,675	65,789
Retained earnings (note 11)	4,350,316	5,998,631
Total shareholders' equity	2,594,343	4,295,877
Total liabilities and shareholders' equity	$ 7,716,361	$ 6,621,671

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION & SUBSIDIARIES
Years Ended December 31, 2007, 2006 and 2005

Consolidated Statements of Shareholders' Equity

	Common Stock	Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Note 2)	Retained Earnings	Comprehensive Income
			(In thousands of dollars)			
Balance, December 31, 2004	$122,324	$270,450	$(1,313,473)	$123,383	$ 4,940,955	
Net income	—	—	—	—	626,873	$ 626,873
Change in unrealized investment gains and losses, net	—	—	—	(48,119)	—	(48,119)
Unrealized gain (loss) on derivatives, net	—	—	—	1,140	—	1,140
Dividends declared	—	—	—	—	(48,439)	
Common stock shares issued	225	11,288	—	—	—	
Repurchase of outstanding common shares	—	—	(533,844)	—	—	
Reissuance of treasury stock	—	(19,038)	12,883	—	—	
Equity compensation	—	17,352	—	—	—	
Other	—	—	—	1,095	—	1,095
Comprehensive income	—	—	—	—	—	$ 580,989
Balance, December 31, 2005	$122,549	$280,052	$(1,834,434)	$ 77,499	$ 5,519,389	
Net income	—	—	—	—	564,739	$ 564,739
Change in unrealized investment gains and losses, net	—	—	—	5,796	—	5,796
Unrealized gain (loss) on derivatives, net	—	—	—	777	—	777
Dividends declared	—	—	—	—	(85,497)	
Common stock shares issued	480	24,386	—	—	—	
Repurchase of outstanding common shares	—	—	(385,629)	—	—	
Reissuance of treasury stock	—	(25,074)	18,097	—	—	
Equity compensation	—	31,030	—	—	—	
Defined benefit plan adjustments, net	—	—	—	(17,786)		
Other	—	—	—	(497)	—	(497)
Comprehensive income	—	—	—	—	—	$ 570,815
Balance, December 31, 2006	$123,029	$310,394	$(2,201,966)	$ 65,789	$ 5,998,631	
Net loss	—	—	—	—	(1,670,018)	$(1,670,018)
Change in unrealized investment gains and losses, net (note 4)	—	—	—	(17,767)	—	(17,767)
Dividends declared (note 11)	—	—	—	—	(63,819)	
Common stock shares issued	38	2,205	—	—	—	
Repurchase of outstanding common shares	—	—	(75,659)	—	—	
Reissuance of treasury stock	—	(14,187)	11,261	—	—	
Equity compensation (note 11)	—	18,237	—	—	—	
Defined benefit plan adjustments, net (note 9)	—	—	—	14,561	—	14,561
Change in the liability for unrecognized tax benefits (note 10)	—	—	—	—	85,522	
Unrealized foreign currency translation adjustment				8,456		8,456
Other	—	—	—	(364)	—	(364)
Comprehensive loss	—	—	—	—	—	$(1,665,132)
Balance, December 31, 2007	$123,067	$316,649	$(2,266,364)	$ 70,675	$ 4,350,316	

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	2007	2006	2005
		(In thousands of dollars)	
Cash flows from operating activities:			
Net (loss) income	$(1,670,018)	$ 564,739	$ 626,873
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	12,922	14,202	20,344
Capitalized deferred insurance policy acquisition costs	(11,321)	(8,555)	(11,046)
Depreciation and other amortization	25,177	22,317	18,977
(Increase) decrease in accrued investment income	(8,183)	1,723	886
(Increase) decrease in reinsurance recoverable on loss reserves	(21,827)	1,370	2,515
Decrease (increase) in prepaid reinsurance premiums	905	(12)	(2,772)
(Increase) decrease in premium receivable	(19,262)	3,476	3,849
Increase (decrease) in loss reserves	1,516,764	1,261	(61,140)
Increase in premium deficiency reserve	1,210,841	—	—
Increase in unearned premiums	82,572	29,838	16,390
Decrease in income taxes payable	(814,624)	(32,465)	(47,735)
Equity losses (earnings) from joint ventures	424,346	(249,473)	(215,965)
Distributions from joint ventures	51,512	150,549	144,161
Realized (gain)/loss	(142,195)	4,264	14,857
Other	(5,638)	(7,437)	(1,889)
Net cash provided by operating activities	631,971	495,797	508,305
Cash flows from investing activities:			
Purchase of equity securities	(95)	(90)	(2,802)
Purchase of fixed maturities	(2,721,294)	(1,841,293)	(1,592,615)
Additional investment in joint ventures	(3,903)	(75,948)	(12,928)
Sale of investment in joint ventures	240,800	—	15,652
Note receivable from joint ventures	(50,000)	—	—
Proceeds from sale of equity securities	—	—	10,167
Proceeds from sale of fixed maturities	1,690,557	1,563,889	1,355,912
Proceeds from maturity of fixed maturities	331,427	311,604	283,256
Other	(1,262)	1,881	49
Net cash (used in) provided by investing activities	(513,770)	(39,957)	56,691
Cash flows from financing activities:			
Dividends paid to shareholders	(63,819)	(85,495)	(48,439)
Proceeds from note payable	300,000	—	—
Proceeds from issuance of long-term debt	—	199,958	297,732
Repayment of long-term debt	(200,000)	—	(300,000)
(Repayment of) net proceeds from short-term debt	(87,110)	(110,908)	42,833
Proceeds from reissuance of treasury stock	1,484	1,677	1,234
Payments for repurchase of common stock	(75,659)	(385,629)	(533,844)
Common stock shares issued	2,098	18,100	4,276
Excess tax benefits from share-based payment arrangements	—	4,939	—
Net cash used in financing activities	(123,006)	(357,358)	(536,208)
Net (decrease) increase in cash and cash equivalents	(4,805)	98,482	28,788
Cash and cash equivalents at beginning of year	293,738	195,256	166,468
Cash and cash equivalents at end of year	$ 288,933	$ 293,738	$ 195,256

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of business

MGIC Investment Corporation is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. We provide mortgage insurance to lenders throughout the United States and to government sponsored entities ("GSEs") to protect against loss from defaults on low down payment residential mortgage loans. In 2007, we began providing mortgage insurance to lenders in Australia. Through certain other non-insurance subsidiaries, we also provide various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention. Our principal products are primary mortgage insurance and pool mortgage insurance. Primary mortgage insurance may be written through the flow market channel, in which loans are insured in individual, loan-by-loan transactions. Primary mortgage insurance may also be written through the bulk market channel, in which portfolios of loans are individually insured in single, bulk transactions.

At December 31, 2007, our direct domestic primary insurance in force (representing the principal balance in our records of all mortgage loans that we insure) and direct domestic primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage) was approximately $211.7 billion and $55.8 billion, respectively. In addition to providing direct primary insurance coverage, we also insure pools of mortgage loans. Our direct pool risk in force at December 31, 2007 was approximately $2.8 billion. Our risk in force in Australia at December 31, 2007 was approximately $462 million.

Historically a significant portion of the mortgage insurance provided by us through the bulk channel has been used as a credit enhancement for securitizations. During the fourth quarter of 2007, the performance of loans included in Wall Street bulk transactions deteriorated materially and this deterioration was materially worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. Therefore, during the fourth quarter of 2007, we decided to stop writing that portion of our bulk business. A Wall Street bulk transaction is any bulk transaction where we had knowledge that the loans would serve as collateral in a home equity securitization. In general, loans included in Wall Street bulk transactions had lower average FICO scores and a higher percentage of ARMs, compared to our remaining business. We plan to continue to provide mortgage insurance on bulk transactions with the GSEs or for portfolio transactions where the lender will hold the loans.

Business Combination

In February 2007 we agreed to merge with Radian Group Inc. ("Radian"). On September 5, 2007 we, along with Radian, announced that we had entered into an agreement that terminated the merger due to then-current market conditions which made combining the companies significantly more challenging. Except to reimburse certain third party expenses, neither party made payment to the other in connection with the termination.

2. Basis of presentation and summary of significant accounting policies

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its majority-owned subsidiaries. All intercompany transactions have been eliminated. Our unconsolidated investments in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and Sherman Financial Group

LLC ("Sherman") are accounted for using the equity method of accounting and recorded on the balance sheet as investments in joint ventures. We review our investments in joint ventures for evidence of "other than temporary" impairments, such as an inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. For the year ended December 31, 2007 we recorded an impairment charge equal to our entire equity investment in C-BASS, see Note 8 "Joint ventures" for additional information regarding this impairment. There were no "other than temporary" equity investment impairment charges for the years ending December 31, 2006 and 2005. We have certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, of an immaterial amount. Our equity in the earnings of joint ventures is shown separately, net of tax, on the statement of operations. (See Note 8.)

Investments

We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity. Our entire investment portfolio is classified as available-for-sale. We use third party pricing services to determine the fair value of our portfolio. These services utilize a variety of inputs to determine fair value including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data, and other reference information. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at the fair value assigned to each security. We review the prices generated by this model for reasonableness and, in some cases, further analyze and research prices generated to ensure their accuracy. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

We complete a quarterly review of invested assets for evidence of "other than temporary" impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be "other than temporary". Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectibility of previously accrued income is made. Factors used in determining investments whose value decline may be considered "other than temporary" include the following:

- Investments with a market value less than 80% of amortized costs
- For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
- Other securities which are under pressure due to market constraints or event risk
- Intention to hold fixed income securities to maturity

There were no "other than temporary" asset impairment charges on our investment portfolio for the years ending December 31, 2007, 2006 and 2005.

Securities Lending

Periodically, we participate in securities lending, primarily as an investment yield enhancement, through a program administered by our investment custodian. The program obtains collateral in an amount generally equal to 102% and 105% of the fair market value of domestic and foreign securities lent, respectively, monitors the market value of the securities pledged as collateral on a daily basis and obtains additional collateral as necessary. The collateral received for securities loaned is included in the investment portfolio, and the offsetting obligation to return the collateral is reported as a liability, on the consolidated balance sheet. At December 31, 2007 and 2006, we had no securities on loan under this program.

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, we use accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $51.7 million, $47.6 million and $42.8 million at December 31, 2007, 2006 and 2005, respectively. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $4.4 million, $4.4 million and $4.6 million, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). For each underwriting year book of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies. We utilize anticipated investment income in our calculation. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development. If a premium deficiency exists, we reduce the related DAC by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the related DAC balance, we then establish a premium deficiency reserve equal to the excess, by means of a charge to current period earnings.

During 2007, 2006 and 2005, we amortized $12.9 million, $14.2 million and $20.3 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default. We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

Premium deficiency reserves

After our loss reserves are initially established, we perform premium deficiency tests using our best estimate assumptions as of the testing date. Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at December 31, 2007. Products are grouped for premium deficiency purposes based on similarities in the way the products are acquired, serviced and measured for profitability.

Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other factors, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings. (See note 6.)

Revenue recognition

Our insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided. When a policy is cancelled, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the lender and will have no effect on earned premium. Policy cancellations also lower the persistency rate which is a variable used in calculating the rate of amortization of deferred insurance policy acquisition costs.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the statement of operations.

Income taxes

We file a consolidated federal income tax return with our domestic subsidiaries. Our foreign subsidiaries file separate tax returns in their respective jurisdictions. A formal tax sharing agreement exists between us and our domestic subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves, which are recorded for regulatory purposes. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. We account for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate.

We provide for uncertain tax positions and the related interest and penalties based on our assessment of whether a tax benefit is more likely than not to be sustained upon examination of taxing authorities. (See note 10.)

Benefit plans

We have a non-contributory defined benefit pension plan covering substantially all domestic employees, as well as a supplemental executive retirement plan. Retirement benefits are based on compensation and years of service. We recognize these retirement benefit costs over the period during which employees render the service that qualifies them for benefits. Our policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

We accrue the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. We offer both medical and dental benefits for retired domestic employees and their spouses. Benefits are generally funded as they are due. The cost to us was not significant in 2007, 2006 and 2005. (See note 9.)

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves". Ceded unearned premiums are reflected as "Prepaid reinsurance premiums". We remain contingently liable for all reinsurance ceded. (See note 7.)

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated at the year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains and losses, net of deferred taxes, resulting from translation are included in accumulated other comprehensive income in stockholders' equity. Gains and losses resulting from transactions in a foreign currency are recorded in current period net income at the rate on the transaction date.

Share-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," under the modified prospective method. Accordingly, prior period amounts have not been restated. This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value recognition provisions of SFAS No. 123 were voluntarily adopted by us in 2003 prospectively to all employee awards granted or modified on or after January 1, 2003. Under SFAS 123R, we are required to record compensation expense for all awards granted after the date of adoption and for all the unvested portion of previously granted awards that remained outstanding at the date of adoption. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years. (See note 11.)

Earnings per share

Our basic and diluted earnings per share ("EPS") have been calculated in accordance with SFAS No. 128, Earnings Per Share. Our net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Typically, diluted EPS is based on the weighted average number of common shares outstanding plus common stock equivalents which include stock awards and stock options. In accordance with SFAS 128, if we report a net loss from continuing operations the diluted EPS is computed in the same manner as the basic EPS. The following is a reconciliation of the weighted average number of shares; note that for the year ended December 31, 2007 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.

	Years Ended December 31,		
	2007	2006	2005
	(Shares in Thousands)		
Weighted-average shares — Basic	81,294	84,332	91,787
Common stock equivalents	—	618	656
Weighted-average shares — Diluted	81,294	84,950	92,443

For the year ended December 31, 2007, 2.6 million shares attributable to outstanding stock options and 1.4 million restricted shares or share units were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. For the years ended December 31, 2006 and 2005, 1.3 million shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive. For the years ended December 31, 2006 and 2005, 0.4 million shares of performance stock awards have been excluded from the calculation of diluted earnings per share because the number of shares ultimately issued is contingent on performance measures established for a specific performance period. (See note 11.)

Comprehensive income

Our total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

	Years Ended December 31,		
	2007	2006	2005
	(In thousands of dollars)		
Net (loss) income	$(1,670,018)	$564,739	$626,873
Other comprehensive income (loss)	4,886	6,076	(45,884)
Total comprehensive (loss) income	$(1,665,132)	$570,815	$580,989
Other comprehensive income (loss) (net of tax):			
Change in unrealized net derivative gains and losses	$ —	$ 777	$ 464
Amortization of deferred losses on derivatives	—	—	676
Change in unrealized gains and losses on investments	(17,767)	5,796	(48,119)
Amortization related to benefit plans	14,561	—	—
Unrealized foreign currency translation adjustment	8,456	—	—
Other	(364)	(497)	1,095
Other comprehensive income (loss)	$ 4,886	$ 6,076	$ (45,884)

At December 31, 2007, accumulated other comprehensive income of $70.7 million included $65.9 million of net unrealized gains on investments, ($3.2) million relating to defined benefit plans, $8.5 million related to foreign currency translation adjustment and ($0.5) million relating to the accumulated other comprehensive loss of our joint venture investment. At December 31, 2006, accumulated other comprehensive income of $65.8 million included $83.7 million of net unrealized gains on investments, ($17.8) million relating to defined benefit plans and ($0.1) million relating to the accumulated other comprehensive loss of our joint venture investment. (See notes 4 and 9.)

Recent accounting pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". This statement provides companies with an option to report selected financial assets and liabilities at fair value. The objective of this statement is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The statement is effective for a company's first fiscal year beginning after November 15, 2007. We are currently evaluating the provisions of this statement and the impact, if any, this statement will have on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". This statement provides enhanced guidance for using fair value to measure assets and liabilities. This statement also provides expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This statement applies whenever other standards require or permit assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the provisions of this statement and the impact, if any, this statement will have on our results of operations and financial position.

Cash and cash equivalents

We consider cash equivalents to be money market funds and investments with original maturities of three months or less.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2006 and 2005 amounts to allow for consistent financial reporting.

3. Related party transactions

We provided certain services to C-BASS and Sherman in 2007, 2006 and 2005 in exchange for fees. In addition, C-BASS provided certain services to us during 2007, 2006 and 2005 in exchange for fees. The net impact of these transactions was not material to us.

4. Investments

The amortized cost, gross unrealized gains and losses and fair value of the investment portfolio at December 31, 2007 and 2006 are shown below. Debt securities consist of fixed maturities and short-term investments.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
December 31, 2007:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 128,708	$ 3,462	$ (804)	$ 131,366
Obligations of U.S. states and political subdivisions	4,958,994	132,094	(26,109)	5,064,979
Corporate debt securities	449,380	4,625	(8,206)	445,799
Mortgage-backed securities	164,974	1,118	(1,486)	164,606
Debt securities issued by foreign sovereign governments	89,506	57	$ (2,722)	86,841
Total debt securities	5,791,562	141,356	(39,327)	5,893,591
Equity securities	2,689	1	(48)	2,642
Total investment portfolio	$5,794,251	$141,357	$(39,375)	$5,896,233

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands of dollars)		
December 31, 2006:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 86,541	$ 1,245	$ (1,554)	$ 86,232
Obligations of U.S. states and political subdivisions	4,418,298	139,472	(8,766)	4,549,004
Corporate debt securities	475,809	1,702	(419)	477,092
Mortgage-backed securities	138,326	130	(3,030)	135,426
Debt securities issued by foreign sovereign governments	2,100	—	—	2,100
Total debt securities	5,121,074	142,549	(13,769)	5,249,854
Equity securities	2,594	—	(26)	2,568
Total investment portfolio	$5,123,668	$142,549	$(13,795)	$5,252,422

The amortized cost and fair values of debt securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

	Amortized Cost	Fair Value
	(In thousands of dollars)	
Due in one year or less	$ 166,821	$ 166,877
Due after one year through five years	874,337	889,786
Due after five years through ten years	1,142,885	1,183,427
Due after ten years	3,442,545	3,488,895
	5,626,588	5,728,985
Mortgage-backed securities	164,974	164,606
Total at December 31, 2007	$5,791,562	$5,893,591

At December 31, 2007 and 2006, the investment portfolio had gross unrealized losses of $39.4 million and $13.8 million, respectively. For those securities in an unrealized loss position, the length of time the securities were in such a position, as measured by their month-end fair values, is as follows:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands of dollars)			
December 31, 2007						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 14,453	$ 569	$ 24,937	$ 235	$ 39,390	$ 804
Obligations of U.S. states and political subdivisions	829,595	23,368	206,723	2,741	1,036,318	26,109
Corporate debt securities	70,347	8,197	2,701	9	73,048	8,206
Mortgage-backed securities	15,401	64	96,167	1,422	111,568	1,486
Debt issued by foreign sovereign governments	82,835	2,722	—	—	82,835	2,722
Equity securities	110	1	2,166	47	2,276	48
Total investment portfolio	$1,012,741	$34,921	$332,694	$4,454	$1,345,435	$39,375

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands of dollars)			
December 31, 2006						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 12,630	$ 116	$ 49,264	$ 1,438	$ 61,894	$ 1,554
Obligations of U.S. states and political subdivisions	464,902	2,107	422,643	6,659	887,545	8,766
Corporate debt securities	164,433	174	19,418	245	183,851	419
Mortgage-backed securities	—	—	113,414	3,030	113,414	3,030
Equity securities	1,123	16	1,123	10	2,246	26
Total investment portfolio	$643,088	$2,413	$605,862	$11,382	$1,248,950	$13,795

The unrealized losses in all categories of our investments were primarily caused by interest rate increases. Because we have the ability and intent to hold those investments until a recovery of fair value, which may be maturity, we do not consider those investments to be other-than-temporarily impaired at December 31, 2007. There were 358 issues in an unrealized loss position at December 31, 2007.

Net investment income is comprised of the following:

	2007	2006	2005
	(In thousands of dollars)		
Fixed maturities	$244,126	$228,805	$218,313
Equity securities	391	1,598	2,292
Cash equivalents	15,900	11,535	9,564
Other	2,675	1,872	1,515
Investment income	263,092	243,810	231,684
Investment expenses	(3,264)	(3,189)	(2,830)
Net investment income	$259,828	$240,621	$228,854

The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

	2007	2006	2005
	(In thousands of dollars)		
Net realized investment gains (losses) on investments:			
Fixed maturities	$(18,575)	$(5,526)	$ 13,694
Equity securities	(820)	1,262	4,544
Joint ventures	162,860	—	(3,379)
Other	(1,270)	—	(2)
	$142,195	$(4,264)	$ 14,857
Change in net unrealized appreciation (depreciation):			
Fixed maturities	$(26,751)	$ 8,929	$(74,013)
Equity securities	(21)	(10)	(16)
Other	(254)	—	—
	$(27,026)	$ 8,919	$(74,029)

The reclassification adjustment relating to the change in investment gains and losses is as follows:

	2007	2006	2005
	(In thousands of dollars)		
Unrealized holding (losses) gains arising during the period, net of tax	$ (4,633)	$ 8,833	$(38,381)
Less: reclassification adjustment for net gains included in net income, net of tax	(13,134)	(3,037)	(9,738)
Change in unrealized investment gains and losses, net of tax	$(17,767)	$ 5,796	$(48,119)

The gross realized gains and the gross realized losses on securities were $7.1 million and $27.8 million, respectively, in 2007, $2.9 million and $7.2 million, respectively, in 2006 and $28.4 million and $13.5 million, respectively, in 2005.

The tax (benefit) expense related to the changes in net unrealized (depreciation) appreciation was ($9.3) million, $3.1 million and ($25.9) million for 2007, 2006 and 2005, respectively. We had $21.5 million and $21.2 million of investments on deposit with various states at December 31, 2007 and 2006, respectively, due to regulatory requirements of those state insurance departments.

5. Short- and long-term debt

We have a commercial paper program, which is rated "A-2" by Standard and Poors ("S&P") and "P-1" by Moody's. The amount available under this program is $300 million less any amounts drawn under the credit facility discussed below. At December 31, 2006, we had $84.1 million in commercial paper outstanding with a weighted average interest rate of 5.35%. At December 31, 2007 we had no commercial paper outstanding because, as noted below, in 2007 we made a draw on our revolving credit facility and repaid the amounts then-outstanding under this program.

We have a $300 million, five year revolving credit facility, expiring in March 2010. Under the terms of the credit facility, we must maintain shareholders' equity of at least $2.25 billion and Mortgage Guaranty Insurance Corporation ("MGIC") must maintain a statutory risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's statutory surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2007, these requirements were met. Our shareholders' equity was $2.59 billion and $4.30 billion at December 31, 2007 and 2006, respectively. The facility had been used as a liquidity back up facility for the outstanding commercial paper. In August 2007, we drew the entire $300 million on the revolving credit facility. These funds, in part, were utilized to repay the outstanding commercial paper, which approximated $177 million at the time of the credit facility draw. We drew the portion of the revolving credit facility equal to the outstanding commercial paper because we believed that funding with a long-term maturity was superior to funding that required frequent renewal on a short-term basis. We drew the remainder of the credit facility to provide us with greater financial flexibility at the holding company level. At December 31, 2007 we continued to have the entire $300 million outstanding under this facility.

At December 31, 2006, the remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $215.9 million, compared to no availability at December 31, 2007.

At December 31, 2007 we had $200 million, 5.625% Senior Notes due in September 2011 and $300 million, 5.375% Senior Notes due in November 2015, as well as $300 million outstanding under the credit facility. At December 31, 2006 we had $300 million, 5.375% Senior Notes due in November 2015, $200 million 5.625% Senior Notes due in September 2011 and $200 million, 6% Senior Notes due in March 2007. In March 2007 we repaid the $200 million, 6% Senior Notes that came due with funds raised from the September 2006 public debt offering. At December 31, 2007 and 2006, the market value of the outstanding debt (which also includes commercial paper) was $772.0 million and $783.2 million, respectively.

Interest payments on all long-term and short-term debt were $42.6 million, $36.5 million and $43.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

If we fail to maintain the shareholders' equity of $2.25 billion under the terms of the credit facility, discussed above, and we are not successful obtaining an agreement from banks holding a majority of the debt outstanding under the facility to change (or waive) the minimum shareholders' equity requirement, banks holding a majority of the debt outstanding under the facility would have the right to declare the entire amount of the outstanding debt due and payable. If the debt under our bank facility were accelerated in this manner, the holders of 25% or more of our publicly traded $200 million 5.625% Senior Notes due in September 2011, and the holders of 25% or more of our publicly traded $300 million 5.375% Senior Notes due in November 2015, each would have the right to accelerate the maturity of that debt. In addition, the Trustee of these two issues of Senior Notes, which is also a lender under our bank credit facility, could, independent of any action by holders of Senior Notes, accelerate the maturity of the Senior Notes.

We do not believe we will violate this covenant in 2008. There can be no assurance that our actual results will not be materially worse than our forecast.

6. Loss reserves and premium deficiency reserves

Loss reserves

As described in Note 2, we establish reserves to recognize the estimated liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The following table provides a reconciliation of beginning and ending loss reserves for each of the past three years:

	2007	2006	2005
	(In thousands of dollars)		
Reserve at beginning of year	$1,125,715	$1,124,454	$1,185,594
Less reinsurance recoverable	13,417	14,787	17,302
Net reserve at beginning of year	1,112,298	1,109,667	1,168,292
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	1,846,473	703,714	679,697
Prior years(1)	518,950	(90,079)	(126,167)
Subtotal	2,365,423	613,635	553,530
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	51,535	27,114	29,804
Prior years	818,951	583,890	582,351
Subtotal	870,486	611,004	612,155
Net reserve at end of year	2,607,235	1,112,298	1,109,667
Plus reinsurance recoverables	35,244	13,417	14,787
Reserve at end of year	$2,642,479	$1,125,715	$1,124,454

(1) A negative number for prior year losses incurred indicates a redundancy of prior year loss reserves, and a positive number for prior year losses incurred indicates a deficiency of prior year loss reserves.

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents actual claim payments that were higher or lower than what we estimated at the end of the prior year, as well as a re-estimation of amounts to be ultimately paid on defaults remaining in inventory from the end of the prior year. This re-estimation is the result of our review of current trends in default inventory, such as percentages of defaults that have resulted in a claim, the amount of the claims, changes in the relative level of defaults by geography and changes in average loan exposure.

Current year losses incurred significantly increased in 2007 compared to 2006 primarily due to significant increases in the default inventory and estimates regarding how much will be paid on claims (severity) and how many delinquencies will result in a claim (claim rate), when each are compared to the same period in 2006. Current year losses incurred increased in 2006 compared to 2005 primarily due to increases in severity, when compared to 2005. The average primary claim paid for 2007 was $37,165, compared to $28,228 in 2006 and $26,361 in 2005. The primary insurance notice inventory increased from 78,628 at December 31, 2006 to

107,120 at December 31, 2007. The primary insurance notice inventory was 85,788 at December 31, 2005. Pool insurance notice inventory increased from 20,458 at December 31, 2006 to 25,224 at December 31, 2007. The pool insurance notice inventory was 23,772 at December 31, 2005.

The development of the reserves in 2007, 2006 and 2005 is reflected in the prior year line. The $518.9 million increase in losses incurred in 2007 related to prior years was due primarily to the significant increases in severity and the significant deterioration in cure rates experienced during the year, as compared to our estimates when originally establishing the reserves at December 31, 2006. The $90.1 million and $126.2 million reduction in losses incurred related to prior years in 2006 and 2005, respectively, was due primarily to more favorable loss trends experienced during those years, when compared to our estimates when originally establishing the reserves at December 31, 2005 and 2004.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

Information about the composition of the primary insurance default inventory at December 31, 2007 and 2006 appears in the table below.

	December 31, 2007	December 31, 2006
Total loans delinquent	107,120	78,628
Percentage of loans delinquent (default rate)	7.45%	6.13%
Prime loans delinquent*	49,333	36,727
Percentage of prime loans delinquent (default rate)	4.33%	3.71%
A-minus loans delinquent*	22,863	18,182
Percent of A-minus loans delinquent (default rate)	19.20%	16.81%
Subprime credit loans delinquent*	12,915	12,227
Percentage of subprime credit loans delinquent (default rate)	34.08%	26.79%
Reduced documentation loans delinquent	22,009	11,492
Percentage of reduced documentation loans delinquent (default rate)	15.48%	8.19%

* We define prime loans as those having FICO credit scores of 620 or greater, A-minus loans as those having FICO credit scores of 575-619, and subprime credit loans as those having FICO credit scores of less than 575, all as reported to us at the time a commitment to insure is issued. Most A-minus and subprime credit loans were written through the bulk channel.

Premium deficiency reserves

Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or loans insured through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. As a result of those calculations, we recorded premium deficiency reserves of $1,211 million in the fourth quarter of 2007 to reflect the present value of expected future losses and expenses that exceeded the present value of expected future premium and already established loss reserves on the Wall Street bulk transactions. The discount rate used in the calculation of the premium deficiency reserve, 4.70%, was based upon our pre-tax investment yield at December 31, 2007. Within the premium deficiency calculation, our expected present value of expected future losses and expenses was $3,561 million, offset by the present value of expected future premium of $901 million and already established loss reserves of $1,449 million. As of December 31, 2007 there was no premium deficiency related to the remainder of our in force business.

Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other factors, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. Assumptions used in calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.

7. Reinsurance

We cede a portion of our business to reinsurers and record assets for reinsurance recoverable on loss reserves and prepaid reinsurance premiums. We cede primary business to reinsurance subsidiaries of certain mortgage lenders ("captives"). The majority of ceded premiums relates to these agreements. Most of these reinsurance arrangements are aggregate excess of loss reinsurance agreements, and the remainder are quota share agreements. Under the aggregate excess of loss agreements, we are responsible for the first aggregate layer of loss (typically 4% or 5%), the captives are responsible for the second aggregate layer of loss (typically 5% or 10%) and we are responsible for any remaining loss. The layers are typically expressed as a percentage of the original risk on an annual book of business reinsured by the captive. The premium cessions on these agreements typically range from 25% to 40% of the direct premium. Under a quota share arrangement premiums and losses are shared on a pro-rata basis between us and the captives, with the captives' portion of both premiums and losses typically ranging from 25% to 50%.

Under these agreements the captives are required to maintain a separate trust account, of which we are the sole beneficiary. Premiums ceded to the captives are deposited in the applicable trust account to support the captive's layer of insured risk. Such amounts are held in the trust account and are available to pay reinsured losses. The captive's ultimate liability is limited to the assets in the trust account. When specific time periods are met and the individual trust account balance has reached a required level, then the individual captive may make authorized withdrawals from its applicable trust account. The total fair value of the trust fund assets under these agreements at December 31, 2007 exceeded approximately $630 million.

Since 2005, we have entered into three separate aggregate excess of loss reinsurance agreements under which we ceded approximately $130 million of risk in force in the aggregate to three special purpose reinsurance companies. The remaining amount of ceded risk in force at December 31, 2007 was approximately $83.2 million. Additionally, certain pool polices written by us have been reinsured with one domestic reinsurer. We receive a ceding commission under certain reinsurance agreements.

We do not currently anticipate any collection problems from any of our reinsurers. Generally, reinsurance recoverables on primary loss reserves and prepaid reinsurance premiums are backed by trust funds or letters of credit.

The effect of these agreements on premiums earned and losses incurred is as follows:

	2007	2006	2005
	(In thousands of dollars)		
Premiums earned:			
Direct	$1,430,964	$1,327,270	$1,364,598
Assumed	3,220	2,049	1,064
Ceded	(171,794)	(141,910)	(126,970)
Net premiums earned	$1,262,390	$1,187,409	$1,238,692
Losses incurred:			
Direct	$2,399,233	$ 621,298	$ 558,077
Assumed	517	203	(100)
Ceded	(34,327)	(7,866)	(4,447)
Net losses incurred	$2,365,423	$ 613,635	$ 553,530

8. Investments in joint ventures

C-BASS —

C-BASS, a limited liability company, is an unconsolidated, less than 50%-owned investment of ours that is not controlled by us. The interests in C-BASS are owned by us and Radian in equal amounts (with a portion of such amounts subject to an option in favor of a third party), with the remaining interests owned by the management of C-BASS. Historically, C-BASS was principally engaged in the business of investing in the credit risk of subprime single-family residential mortgages. Beginning in February 2007 and continuing through approximately the end of March 2007, the subprime mortgage market experienced significant turmoil. After a period of relative stability that persisted during April, May and through approximately late June, market dislocations recurred and then accelerated to unprecedented levels beginning in approximately mid-July 2007. As a result of margin calls from lenders that C-BASS was not able to meet, C-BASS's purchases of mortgages and mortgage securities and its securitization activities ceased.

On July 30, 2007, we announced that we had concluded that the value of our investment in C-BASS had been materially impaired and that the amount of the impairment could be our entire investment. In connection with the determination of our results of operations for the quarter ended September 30, 2007, we wrote down our entire equity investment in C-BASS through an impairment charge of $466 million. This impairment charge is reflected in our results of operations for 2007.

We measured the value of our investment based upon the potential market for the equity interest in C-BASS and expected future cash flows of C-BASS, including a consensual, non-bankruptcy restructuring, which, subsequently occurred on November 16, 2007 through an override agreement with C-BASS's creditors. The override agreement provides that C-BASS's assets are to be paid out over time to its secured and unsecured creditors. The information used in our valuation was provided by C-BASS. We believe there is a high degree of uncertainty surrounding the amounts and timing of C-BASS's cash flows and our analysis of them involved significant management judgment based upon currently available facts and circumstances, which are subject to change. The market analysis as well as our analysis of the cash flow projections reflected little or no value for our equity interest in C-BASS. Based on these analyses our entire equity interest in C-BASS was written down through an impairment charge under the guidance of APB 18 — Equity Method of Accounting.

In mid-July 2007 we lent C-BASS $50 million under an unsecured credit facility. At September 30, 2007 this note was carried at face value on our consolidated balance sheet. During the fourth quarter of 2007 C-

BASS incurred additional losses that caused us to reduce the carrying value of the note to zero under equity method accounting.

Summary C-BASS balance sheets and income statements at the dates and for the periods indicated appear below. C-BASS is in the process of finalizing their December 31, 2007 financial statements including the valuation of their investment portfolio. Determining fair value on the investment portfolio assets of C-BASS is challenging given the complexity of the instruments and the limited observable market trades that exists for the type of subprime securities held in C-BASS's portfolio. C-BASS management continues to refine their fair value methods and search for reliable market information that may impact the final asset carrying values and information presented below. As such, the summary information in the tables below is subject to adjustments as additional information is obtained. Our entire investment balance and note receivable have been reduced to zero and we have no commitments, guarantees or other obligations to, or on behalf of, C-BASS, which would cause us to record additional loss. As a result, any subsequent changes to the results of C-BASS for 2007 will not have an impact on our results of operations, cash flows or shareholders' equity.

C-BASS Summary Balance Sheet:

	December 31,	
	2007	2006
	(In millions of dollars)	
Total assets	$5,900	$8,801
Debt	$2,400	$6,140
Total liabilities	$6,750	$7,875
Owners' (deficit) equity	$ (850)	$ 926

Included in total assets and total liabilities at December 31, 2007 and 2006 were approximately $3.8 billion and $741 million, respectively, of assets and $4.2 billion and $720 million, respectively, of liabilities from securitizations that did not qualify for off-balance sheet treatment. The increases from December 31, 2006 are the result of the acquisition of Fieldstone Investment Corporation in July 2007 which necessitated the consolidation of various Fieldstone securitization trusts which did not qualify for off-balance sheet treatment, partially offset by declines in the market value of C-BASS's assets.

C-BASS Summary Income Statement:

	Year Ended December 31,		
	2007	2006	2005
	(In millions of dollars)		
Total revenue	$(1,500.0)	$746.7	$624.9
Total expense	250.0	456.2	384.3
(Loss) income before tax	$(1,750.0)	$290.5	$240.6
Company's (loss) income from C-BASS	$ (499.6)	$133.7	$110.9

Sherman —

Sherman is principally engaged in the business of purchasing and collecting for its own account delinquent consumer assets which are primarily unsecured, and in originating and servicing subprime credit card receivables. The borrowings used to finance these activities are included in Sherman's balance sheet. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. Our investment in Sherman on an equity basis at December 31, 2007 was $115.3 million. We received $51.5 million in distributions from Sherman in 2007.

Sherman Summary Balance Sheet:

	December 31, 2007	December 31, 2006
	(In millions of dollars)	
Total assets	$2,242	$1,204
Debt	$1,611	$ 761
Total liabilities	$1,821	$ 923
Members' equity	$ 421	$ 281

Sherman Summary Income Statement:

	Year Ended December 31, 2007	2006	2005
	(In millions of dollars)		
Revenues from receivable portfolios	$ 994.3	$1,031.6	$855.5
Portfolio amortization	488.1	373.0	292.8
Revenues, net of amortization	506.2	658.6	562.7
Credit card interest income and fees	692.9	357.3	196.7
Other revenue	60.8	35.6	71.1
Total revenues	1,259.9	1,051.5	830.5
Total expenses	991.5	702.0	541.3
Income before tax	$ 268.4	$ 349.5	$289.2
Company's income from Sherman	$ 81.6	$ 121.9	$110.3

In September 2007, we sold a portion of our interest in Sherman to an entity owned by Sherman's senior management. The interest sold by us represented approximately 16% of Sherman's equity. We received a cash payment of $240.8 million in the sale and are entitled to a contingent payment if the management entity's after-tax return on the interests it purchased exceeds approximately 16% annually over a period that can end as late as December 31, 2013. We recorded a $162.9 million pre-tax gain on this sale, which is reflected in our results of operations for 2007 as a realized gain. After the sale, we own approximately 24.25% of Sherman's interests, and Sherman's management owns approximately 54.0%. Radian owns the balance of Sherman. We continue to account for this investment under the equity method of accounting.

The "Company's income from Sherman" line item in the table above includes $15.6 million and $12.0 million of additional amortization expense in 2007 and 2006, respectively, above Sherman's actual amortization expense, related to additional interests in Sherman that we purchased during the third quarter of 2006 at a price in excess of book value. As noted above, after the sale of equity interest in September 2007 we now own approximately 24.25% interest in Sherman, which is the lowest interest held since the original investment.

Because C-BASS and Sherman are accounted for using the equity method, they are not consolidated with us and their assets and liabilities do not appear in our balance sheet. The "investments in joint ventures" item in our balance sheet reflects the amount of capital contributed by us to joint ventures plus our share of their comprehensive income (or minus our share of their comprehensive loss) and minus capital distributed to us by the joint ventures. (See note 2.)

9. Benefit plans

The following tables provide the components of aggregate annual net periodic benefit cost, the amounts recognized in the consolidated balance sheet, changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
	(In thousands of dollars)			
Components of Net Periodic Benefit Cost for fiscal year ending				
1. Company Service Cost	$ 10,047	$ 9,904	$ 3,377	$ 3,628
2. Interest Cost	12,225	11,005	3,874	4,077
3. Expected Return on Assets	(17,625)	(14,896)	(3,269)	(2,594)
4. Other Adjustments	—	—	—	—
Subtotal	4,647	6,013	3,982	5,111
5. Amortization of :				
a. Net Transition Obligation/(Asset)	—	—	283	283
b. Net Prior Service Cost/(Credit)	564	564	—	—
c. Net Losses/(Gains)	552	435	—	421
Total Amortization	1,116	999	283	704
6. Net Periodic Benefit Cost	5,763	7,012	4,265	5,815
7. Cost of SFAS 88 Events	—	—	—	—
8. Total Expense for Year	$ 5,763	$ 7,012	$ 4,265	$ 5,815
Reconciliation of Net Balance Sheet (Liability)/Asset				
1. Net Balance Sheet (Liability)/Asset at End of Prior Year	31,918	45,562	(31,218)	(19,085)
2. Amount Recognized in AOCI at End of Prior Year	16,667	—	10,696	—
3. (Accrued)/Prepaid Benefit Cost (before Adjustment) at End of Prior Year	48,585	45,562	(20,522)	(19,085)
4. Net Periodic Benefit (Cost)/Income for Fiscal Year	(5,762)	(7,012)	(4,267)	(5,816)
5. (Cost)/Income of SFAS 88 Events	—	—	—	—
6. Employer Contributions	10,300	10,000	3,400	3,300
7. Benefits Paid Directly by Company	230	35	983	1,079
8. Other Adjustment	—	—	—	—
9. (Accrued)/Prepaid Benefit Cost (before Adjustment) at End of Prior Year	53,353	48,585	(20,406)	(20,522)
10. Amount Recognized in AOCI at End of Year	(2,247)	(16,667)	(2,737)	(10,696)
11. Net Balance Sheet (Liability)/Asset at End of Year	51,106	31,918	(23,143)	(31,218)

Development of Funded Status

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
	(In thousands of dollars)			
Actuarial Value of Benefit Obligations				
1. Measurement Date	12/31/2007	12/31/2006	12/31/2007	12/31/2006
2. Accumulated Benefit Obligation	177,285	171,312	73,358	74,807
3. Projected Benefit Obligation	207,431	202,950	—	—
Funded Status				
1. Projected Accumulated Benefit	(207,431)	(202,950)	(73,358)	(74,807)
2. Plan Assets at Fair Value	258,536	234,868	50,215	43,589
3. Funded Status — Overfunded	51,105	31,918	N/A	N/A
4. Funded Status — Underfunded	N/A	N/A	(23,143)	(31,218)
Accumulated Other Comprehensive Income				
1. Net Actuarial (Gain)/Loss	$ (1,210)	$ 12,645	$ 1,320	$ 8,995
2. Net Prior Service Cost/(Credit)	3,457	4,022	—	—
3. Net Transition Obligation/(Asset)	—	—	1,417	1,701
4. Total at Year End	2,247	16,667	2,737	10,696
Information for Plans with ABO / APBO in Excess of Plan Assets				
1. Projected Benefit Obligation/Accumulated Postretirement Benefit Obligation	$ 13,375	$ 10,721	$ —	$ —
2. Accumulated Benefit Obligation/Accumulated Postretirement Benefit Obligation	5,675	4,709	73,358	74,807
3. Fair Value of Plan Assets	—	—	50,215	43,589
Information for Plans with PBO/APBO Less Than Plan Assets				
1. Projected Benefit Obligation/Accumulated Postretirement Benefit Obligation	$ 194,056	$ 192,229	$ —	$ —
2. Accumulated Benefit Obligation/Accumulated Postretirement Benefit Obligation	171,610	166,603	—	—
3. Fair Value of Plan Assets	258,536	234,868	—	—

The changes in the projected benefit obligation are as follows:

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
	(In thousands of dollars)			
Change in Projected Benefit Obligation				
1. Benefit Obligation at Beginning of Year	$202,950	$184,237	$74,807	$68,868
2. Company Service Cost	10,047	9,904	3,377	3,628
3. Interest Cost	12,225	11,005	3,875	4,077
4. Plan Participants' Contributions	—	—	495	361
5. Net Actuarial (Gain)/Loss due to Assumption Changes	(14,922)	—	(4,644)	—
6. Net Actuarial (Gain)/Loss due to Plan Experience	2,816	673	(3,074)	(688)
7. Benefit Payments from Fund	(5,455)	(2,834)	—	—
8. Benefit Payments Directly by Company	(230)	(35)	(1,479)	(1,439)
9. Benefit Obligation at End of Year	$207,431	$202,950	$73,357	$74,807

The changes in the fair value of the net assets available for plan benefits are as follows:

Change in Plan Assets

	12/31/2007	12/31/2006	12/31/2007	12/31/2006
	(In thousands of dollars)			
1. Fair Value of Plan Assets at Beginning of Year	$234,868	$199,278	$43,590	$34,588
2. Company Contributions	10,530	10,036	4,383	4,379
3. Plan Participants' Contributions	—	—	495	361
4. Benefit Payments from Fund	(5,455)	(2,834)	—	—
5. Benefit Payments paid directly by Company	(230)	(35)	(1,479)	(1,439)
6. Actual Return on Assets	18,823	27,638	3,226	5,701
7. Prior Year End Asset True-up	—	785	—	—
8. Fair Value of Plan Assets at End of Year	258,536	234,868	50,215	43,590

Change in Net Actuarial Loss/(Gain)

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
	(In thousands of dollars)			
1. Net Actuarial Loss/(Gain) at end of prior year	$ 12,645	$ 25,935	$ 8,995	$13,211
2. Amortization Credit/(Cost) For Year	(552)	(435)	—	(421)
3. Liability Loss/(Gain)	(12,106)	672	(7,718)	(688)
4. Asset Loss/(Gain)	(1,198)	(13,527)	43	(3,107)
5. Net Actuarial Loss/(Gain) at year end	$ (1,211)	$ 12,645	$ 1,320	$ 8,995
Change in Accumulated Other Comprehensive Income (AOCI)				
1. AOCI in Prior Year	$ 16,667	$ —	$10,696	$ —
2. Increase/(Decrease) in AOCI a. Recognized during year — Net Recognized Transition Transition (Obligation)/Asset	—	N/A	(283)	N/A
b. Recognized during year — Prior Service (Cost)/Credit	(564)	N/A	—	N/A
c. Recognized during year — Net Actuarial (Losses)/Gains	(552)	N/A	—	N/A
d. Occurring during year — Prior Service Cost	—	N/A	—	N/A
e. Occurring during year — Net Actuarial Losses/(Gains)	(13,304)	N/A	(7,676)	N/A
f. Increase (decrease) due to adoption of SFAS 158	N/A	16,667	N/A	10,696
g. Other adjustments	—	—	—	—
3. AOCI in Current Year	$ 2,247	$ 16,667	$ 2,737	$10,696
Amortizations Expected to be Recognized During Next Fiscal Year				
1. Amortization of Net Transition Obligation/(Asset)	$ —	$ —	$ 283	$ 283
2. Amortization of Prior Service Cost/(Credit)	684	564	—	—
3. Amortization of Net Losses/(Gains)	456	254	—	106

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Actuarial Assumptions				
Weighted-Average Assumptions Used to Determine Benefit Obligations at year end				
1. Discount Rate	6.50%	6.00%	6.50%	6.00%
2. Rate of Compensation Increase	4.50%	4.50%	N/A	N/A
3. Social Security Increase	N/A	N/A	N/A	N/A
4. Pension Increases for Participants In-Payment Status	N/A	N/A	N/A	N/A
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Year				
1. Discount Rate	6.00%	6.00%	6.00%	6.00%
2. Expected Long-term Return on Plan Assets	7.50%	7.50%	7.50%	7.50%
3. Rate of Compensation Increase	4.50%	4.50%	N/A	N/A
4. Social Security Increase	N/A	N/A	N/A	N/A
5. Pension Increases for Participants In-Payment Status	N/A	N/A	N/A	N/A
Assumed Health Care Cost Trend Rates at year end				
1. Health Care Cost Trend Rate Assumed for Next Year	N/A	N/A	8.50%	9.00%
2. Rate to Which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)	N/A	N/A	5.00%	5.00%
3. Year That the Rate Reaches the Ultimate Trend Rate	N/A	N/A	2015	2015

In selecting a discount rate, we performed a hypothetical cash flow bond matching exercise, matching our expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $25 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

The weighted-average asset allocations of the plans are as follows:

	Pension Plan		Other Postretirement Benefits	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Plan Assets				
Allocation of Assets at year end				
1. Equity Securities	77%	80%	100%	100%
2. Debt Securities	20%	17%	0%	0%
3. Real Estate	3%	3%	0%	0%
4. Other	0%	0%	0%	0%
5. Total	100%	100%	100%	100%
Target Allocation of Assets				
1. Equity Securities	77%	80%	100%	100%
2. Debt Securities	20%	17%	0%	0%
3. Real Estate	3%	3%	.0%	0%
4. Other	0%	0%	0%	0%
5. Total	100%	100%	100%	100%

Our pension plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Achieve competitive investment results
- Provide consistent investment returns
- Meet or exceed the actuarial return assumption

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed securities and equity securities are:

	Minimum	Maximum
Fixed	0%	30%
Equity	70%	100%
Cash equivalents	0%	10%

Investment in international oriented funds is limited to a maximum of 20% of the equity range.

Our postretirement plan portfolio returns are expected to achieve the following objectives over each market cycle and for at least 5 years:

- Total return should exceed growth in CPI
- Achieve competitive investment results

The primary focus in developing asset allocation ranges for the account is the assessment of the account's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these goals the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Fixed	0%	10%
Equity	90%	100%

Given the long term nature of this portfolio and the lack of any immediate need for cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above. Investment in international oriented funds is limited to a maximum of 18% of the portfolio.

The following tables show the actual and estimated future contributions and actual and estimated future benefit payments.

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
	(In thousands of dollars)			
Company Contributions				
Company Contributions for the Year Ending:				
1. Current — 1	$10,036	$ 8,161	$ 4,379	$ 2,816
2. Current	10,530	10,035	4,383	4,379
3. Current + 1	9,262	10,666	3,000	3,500
Benefits Paid Directly by the Company				
Benefits Paid Directly by the Company for the Year Ending:				
1. Current — 1	$ 36	$ 33	$ 1,440	$ 1,268
2. Current	230	36	1,479	1,440
3. Current + 1	262	166	2,114	1,420
Plan Participants' Contributions				
Plan Participants' Contributions for the Year Ending:				
1. Current — 1	$ —	$ —	$ 361	$ 272
2. Current	—	—	495	361
3. Current + 1	—	—	533	625
Benefit Payments (Total)				
Actual Benefit Payments for the Year Ending:				
1. Current — 1	$ 2,869	$ 2,274	$ 1,440	$ 1,268
2. Current	5,685	2,869	1,479	1,440
Expected Benefit Payments for the Year Ending:				
3. Current + 1	4,761	3,738	1,581	1,420
4. Current + 2	5,530	4,411	1,851	1,642
5. Current + 3	6,603	5,299	2,167	1,948
6. Current + 4	7,567	6,457	2,548	2,281
7. Current + 5	8,892	7,507	2,890	2,662
8. Current + 6 — 10	66,628	59,040	20,177	18,499

The following tables show the impact of FAS 158 on the amounts that have been recognized in the consolidated balance sheet.

	Pension and Supplemental Executive Retirement Plans 12/31/2006	Other Postretirement Benefits 12/31/2006
	(In thousands of dollars)	
Additional Information — Balance Sheet Entries Under Prior Rules		
Statement of Financial Position Prior to Deferred Tax Adjustments:		
1. (Accrued)/Prepaid as of end of year	$ 48,585	$(20,522)
2. Additional Minimum Liability	—	—
3. Intangible Asset	—	—
4. Accumulated Other Comprehensive Income using prior rules	—	—
5. Accumulated Other Comprehensive Income using new rules	16,667	10,696
Additional Information — Impact of SFAS 158 Pre Tax		
Before Application of Statement 158		
Assets		
1. Prepaid Cost	$ 57,135	$ —
Liabilities and Stockholders' Equity		
1. Liability for Pension Benefits	8,550	20,522
2. AOCI	—	—
3. Total Stockholders' Equity	—	—
Adjustments		
Assets		
1. Prepaid Cost	$(14,496)	$ —
Liabilities and Stockholders' Equity		
1. Liability for Pension Benefits	2,171	10,696
2. AOCI	16,667	10,696
3. Total Stockholders' Equity	16,667	10,696
After Application of Statement 158		
Assets		
1. Prepaid Cost	$ 42,639	$ —
Liabilities and Stockholders' Equity		
1. Liability for Pension Benefits	10,721	31,218
2. AOCI	16,667	10,696
3. Total Stockholders' Equity	16,667	10,696

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2008	12/31/2007	12/31/2008	12/31/2007
	(In thousands of dollars)			
Components of Net Periodic Benefit Cost for fiscal year ending				
Discount Rate	6.50%	6.00%	6.50%	6.00%
Expected Long-term Return on Plan Assets (EROA)	7.50%	7.50%	7.50%	7.50%
Rate of Compensation Increase	4.50%	4.50%	N/A	N/A
1. Company Service Cost	8,145	10,047	3,553	3,377
2. Interest Cost	13,328	12,225	4,717	3,874
3. Expected Return on Assets	(19,221)	(17,625)	(3,766)	(3,269)
4. Amortization of :				
a. Net Transition Obligation/(Asset)	—	—	283	283
b. Net Prior Service Cost	684	564	—	—
c. Net Actuarial (Gain)/Loss	456	552	—	—
Total Amortization	1,140	1,116	283	283
5. Net Periodic Benefit Cost	3,392	5,763	4,787	4,265
6. Cost of SFAS 88 Events	—	—	—	—
7. Total Expense for Year	3,392	5,763	4,787	4,265

The following other postretirement benefit payments, which reflect future service, are expected to be paid in the following fiscal years:

	Other Postretirement Benefits		
Fiscal Year	Gross Benefits	Medicare Part D Subsidy	Net Benefits
	(In thousands of dollars)		
2008	1,717	135	1,582
2009	2,014	163	1,851
2010	2,367	200	2,167
2011	2,785	236	2,549
2012	3,179	289	2,890
Years 2013 — 2017	22,597	2,420	20,177

Health care sensitivities

For measurement purposes, a 9.0% health care trend rate was used for pre-65 benefits and post-65 benefits for 2007. In 2008, the rate is assumed to be 8.5%, decreasing to 5.0% by 2015 and remaining at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$ 1,622	$ (1,261)
Effect on postretirement benefit obligation	14,260	(11,332)

We have a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, we may make a profit sharing contribution of up to 5% of each participant's eligible compensation. We provide a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. We recognized profit sharing expense and 401(k) savings plan expense of $2.7 million, $5.6 million and $5.7 million in 2007, 2006 and 2005, respectively.

10. Income taxes

Net deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands of dollars)	
Deferred tax assets	$681,858	$161,520
Deferred tax liabilities	(56,008)	(63,158)
Net deferred tax asset	$625,850	$ 98,362

We have deducted contingency reserves on our federal income tax returns in the current and prior periods. These reserves can be released into taxable income in future years. Since the tax effect on these reserves exceeds the gross deferred tax assets, we believe that all gross deferred tax assets at December 31, 2007 are fully realizable and no valuation reserve was established.

The components of the net deferred tax asset as of December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands of dollars)	
Unearned premium reserves	$ 25,951	$ 17,223
Deferred policy acquisition costs	(3,775)	(4,469)
Loss reserves	54,399	27,699
Unrealized appreciation in investments	(35,547)	(45,002)
Statutory contingency loss reserves	—	(5,587)
Mortgage investments	31,391	20,588
Benefit plans	(6,794)	2,696
Deferred compensation	21,858	21,902
Investments in joint ventures	114,522	65,835
Premium deficiency reserves	423,794	—
Other, net	51	(2,523)
Net deferred tax asset	$625,850	$ 98,362

The following summarizes the components of the (credit) provision for income tax:

	2007	2006	2005
	(In thousands of dollars)		
Current	$(369,507)	$133,998	$171,420
Deferred	(465,580)	(6,784)	3,021
Other	1,110	2,883	2,491
(Credit) provision for income tax	$(833,977)	$130,097	$176,932

We (received) paid ($176.3) million, $227.3 million and $264.5 million in federal income tax in 2007, 2006 and 2005, respectively. At December 31, 2007, 2006 and 2005, we owned $1,319.6 million, $1,686.5 million and $1,625.3 million, respectively, of tax and loss bonds.

The reconciliation of the federal statutory income tax (credit) rate to the effective income tax (credit) rate is as follows:

	2007	2006	2005
Federal statutory income tax (credit)rate	(35.0)%	35.0%	35.0%
Tax exempt municipal bond interest	(2.6)	(10.7)	(8.4)
Other, net	0.3	0.5	0.4
Effective income tax (credit) rate	(37.3)%	24.8%	27.0%

On June 1, 2007, as a result of an examination by the Internal Revenue Service ("IRS") for taxable years 2000 through 2004, we received a Revenue Agent Report ("RAR"). The adjustments reported on the RAR substantially increase taxable income for those tax years and resulted in the issuance of an assessment for unpaid taxes totaling $189.5 million in taxes and accuracy-related penalties, plus applicable interest. We have agreed with the IRS on certain issues and paid $10.5 million in additional taxes and interest. The remaining open issue relates to our treatment of the flow through income and loss from an investment in a portfolio of residual interests of Real Estate Mortgage Investment Conduits ("REMICS"). The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from these investments was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and have appealed these adjustments. The appeals process may take some time and a final resolution may not be reached until a date many months or years into the future. On July 2, 2007, we made a payment of $65.2 million with the United States Department of the Treasury to eliminate the further accrual of interest.

Effective January 1, 2007, we adopted FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. The interpretation applies to all tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." When evaluating a tax position for recognition and measurement, an entity shall presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The interpretation adopts a benefit recognition model with a two-step approach, a more-likely-than-not threshold for recognition and derecognition, and a measurement attribute that is the greatest amount of benefit that is cumulatively greater than 50% likely of being realized. As a result of the adoption, we recognized a decrease of $85.5 million in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefits
	(In millions)
Balance at January 1, 2007	$81.0
Additions based on tax positions related to the current year	1.1
Additions for tax positions of prior years	4.0
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$86.1

The total amount of unrecognized tax benefits that would affect our effective tax rate is $74.8 million and $71.3 million as of December 31, 2007 and January 1, 2007, respectively. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. During 2007, we recognized $3.8 million in interest. As of December 31, 2007 and January 1, 2007 we had $20.3 million and $16.5 million of accrued interest related to uncertain tax positions, respectively. The statute of limitations related to the consolidated federal income tax return is closed for all tax years prior to 2000.

The establishment of this liability requires estimates of potential outcomes of various issues and requires significant judgment. Although the resolutions of these issues are uncertain, we believe that sufficient provisions for income taxes have been made for potential liabilities that may result. If the resolutions of these matters differ materially from our estimates, it could have a material impact on our effective tax rate, results of operations and cash flows.

11. Shareholders' equity and dividend restrictions

Dividends

Our insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. As a result of extraordinary dividends paid, MGIC cannot currently pay any dividends without regulatory approval. Our other insurance subsidiaries can pay $2.9 million of dividends to us without such regulatory approval.

Certain of our non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect our ability to pay dividends.

In 2007, 2006 and 2005, we paid dividends of $63.8 million, $85.5 million and $48.4 million, respectively, or $0.775 per share in 2007, $1.00 per share in 2006 and $0.525 per share in 2005.

Accounting Principles

The accounting principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. With regulatory approval a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact GAAP operations. Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

Under statutory accounting practices, our share of the net income or loss of our investments in joint ventures is credited directly to statutory surplus. Under GAAP, income from joint ventures is shown separately, net of tax, on the statement of operations.

The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies), as well as the dividends paid by MGIC to us, are as follows:

Year Ended December 31,	Net Income	Equity	Contingency Reserve	Dividends Paid by MGIC to the Parent Company
		(In thousands of dollars)		
2007	$467,928	$1,352,455	$3,465,428	$320,000
2006	$398,059	$1,592,040	$4,851,083	$570,001
2005	$316,908	$1,678,566	$4,662,652	$552,200

Share-based compensation plans

We have certain share-based compensation plans. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," under the modified prospective method. Accordingly, prior period amounts have not been restated. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be measured based on the fair value of the equity or liability instrument issued and be recognized in our financial statements. This statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value recognition provisions of SFAS No. 123 were voluntarily adopted by us in 2003 prospectively to all employee awards granted or modified on or after January 1, 2003. The adoption of SFAS No. 123R and SFAS No. 123 did not have a material effect on our results of operations or financial position. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to five years.

The cost related to stock-based employee compensation included in the determination of net income for 2005 was less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards for the year ended December 31, 2005.

	2005 (In thousands of dollars, except per share data)
Net income, as reported	$626,873
Add stock-based employee compensation expense included in reported net income, net of tax	13,017
Deduct stock-based employee compensation expense determined under fair value method for all awards, net of tax	(17,381)
Pro forma net income	$622,509
Earnings per share:	
Basic, as reported	$ 6.83
Basic, pro forma	$ 6.78
Diluted, as reported	$ 6.78
Diluted, pro-forma	$ 6.73

The compensation cost that has been charged against income for the share-based plans was $19.3 million, $33.4 million and $20.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The related income tax benefit recognized for the share-based compensation plans was $6.8 million, $11.7 million and $7.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

We have stock incentive plans that were adopted in 1991 and 2002. When the 2002 plan was adopted, no further awards could be made under the 1991 plan. The maximum number of shares covered by awards under the 2002 plan is the total of 7.1 million shares plus the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 5.9 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock or restricted stock units. The 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. Newly issued shares are used for exercises under the 1991 plan and treasury shares are used for exercises under the 2002 plan. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

A summary of option activity in the stock incentive plans during 2007 is as follows:

	Weighted Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 2006	$56.31	2,698,710
Granted	—	—
Exercised	51.71	(55,850)
Forfeited or expired	63.34	(54,980)
Outstanding, December 31, 2007	$56.26	2,587,880

There were no options granted in 2007, 2006 or 2005. For the years ended December 31, 2007, 2006 and 2005, the total intrinsic value of options exercised (i.e., the difference in the market price at exercise and the price paid by the employee to exercise the option) was $0.7 million, $13.1 million and $6.0 million, respectively. The total amount of value received from exercise of options was $2.9 million, $24.5 million and $10.9 million, and the related net tax benefit realized from the exercise of those stock options was $0.3 million, $4.6 million and $2.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The following is a summary of stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable		
Exercise Price Range	Shares	Remaining Average Life (years)	Weighted Average Exercise Price	Shares	Remaining Average Life (years)	Weighted Average Exercise Price
$33.81-47.31	1,067,380	3.0	$44.80	644,620	3.1	$44.68
$53.70-68.63	1,520,500	4.4	$64.31	1,294,200	4.2	$63.63
Total	2,587,880	3.8	$56.26	1,938,820	3.9	$57.33

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2007 was zero. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price of $22.43 as of December 31, 2007 which would have been received by the option holders had all option holders exercised their options on that date. Because our closing stock price at December 31, 2007 was below all exercise prices, none of the outstanding options had any intrinsic value.

A summary of restricted stock or restricted stock units during 2007 is as follows:

	Weighted Average Grant Date Fair Market Value	Shares
Restricted stock outstanding at December 31, 2006	$63.20	1,199,650
Granted	62.17	575,733
Vested	63.37	(339,222)
Forfeited	62.82	(20,191)
Restricted stock outstanding at December 31, 2007	$62.74	1,415,970

At December 31, 2007, the 1.4 million shares of restricted stock outstanding consists of 0.7 million shares that are subject to performance conditions ("performance shares") and 0.7 million shares that are subject only to service conditions ("time vested shares"). The weighted-average grant date fair value of restricted stock granted during 2006 and 2005 was $64.67 and $64.21, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant. At December 31, 2007, 4,090,937 shares were available for future grant under the 2002 stock incentive plan. Of the shares available for future grant, 3,997,617 are available for restricted stock awards. The total fair value of restricted stock vested during 2007, 2006 and 2005 was $20.7 million, $17.4 million and $9.2 million, respectively.

As of December 31, 2007, there was $66.8 million of total unrecognized compensation cost related to nonvested share-based compensation agreements granted under the Plan. Of this total, $42.3 million of unrecognized compensation costs relate to performance shares and $24.5 million relates to time vested shares. The unrecognized costs associated with the performance shares may or may not be recognized in future periods, depending upon whether or not the performance conditions are met. The cost associated with the time vested shares is expected to be recognized over a weighted-average period of 1.8 years.

12. Leases

We lease certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, rental payments are fixed.

Total rental expense under operating leases was $7.7 million, $6.9 million and $7.6 million in 2007, 2006 and 2005, respectively.

At December 31, 2007, minimum future operating lease payments are as follows (in thousands of dollars):

2008	$ 6,869
2009	5,525
2010	4,141
2011	1,745
2012 and thereafter	1,366
Total	$19,646

13. Litigation and contingencies

We are involved in litigation in the ordinary course of business. In our opinion, the ultimate resolution of this pending litigation will not have a material adverse effect on our financial position or results of operations.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC's settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs' claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. Since December 2006, class action litigation was separately brought against a number of large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us.

In June 2005, in response to a letter from the New York Insurance Department (the "NYID"), we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the NYID requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years' experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the NYID that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the "MDC"), which regulates insurance, we provided the MDC with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MDC. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development ("HUD") as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

In October 2007, the Division of Enforcement of the SEC requested that we voluntarily furnish documents and information primarily relating to C-BASS, the now-terminated merger with Radian and the subprime mortgage assets "in the Company's various lines of business." We are in the process of providing responsive documents and information to the SEC.

Under our contract underwriting agreements, we may be required to provide certain remedies to our customers if certain standards relating to the quality of our underwriting work are not met. The cost of remedies provided by us to customers for failing to meet these standards has not been material to our financial position or results of operations for the years ended December 31, 2007, 2006 and 2005.

See note 10 for a description of federal income tax contingencies.

14. Unaudited quarterly financial data

2007	Quarter				2007
	First	Second	Third(b)	Fourth(c)(d)	Year
	(In thousands of dollars, except per share data)				
Net premiums written	$304,034	$320,988	$ 340,244	$ 380,528	$ 1,345,794
Net premiums earned	299,021	306,451	320,966	335,952	1,262,390
Investment income, net of expenses	62,970	61,927	64,777	70,154	259,828
Losses incurred, net	181,758	235,226	602,274	1,346,165	2,365,423
Change in premium deficiency reserves	—	—	—	1,210,841	1,210,841
Underwriting and other expenses	75,072	75,330	86,325	72,883	309,610
Net income (loss)	92,363	76,715	(372,469)	(1,466,627)	(1,670,018)
Earnings (loss) per share(a):					
Basic	1.13	0.94	(4.61)	(18.17)	(20.54)
Diluted	1.12	0.93	(4.61)	(18.17)	(20.54)

2006	Quarter				2006
	First	Second	Third	Fourth	Year
	(In thousands of dollars, except per share data)				
Net premiums written	$300,472	$305,280	$305,870	$305,614	$1,217,236
Net premiums earned	299,667	294,503	296,207	297,032	1,187,409
Investment income, net of expenses	57,964	59,380	61,486	61,791	240,621
Losses incurred, net	114,885	146,467	164,997	187,286	613,635
Underwriting and other expenses	74,265	71,492	70,704	74,397	290,858
Net income	163,453	149,839	129,978	121,469	564,739
Earnings per share(a):					
Basic	1.89	1.75	1.56	1.48	6.70
Diluted	1.87	1.74	1.55	1.47	6.65

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

(b) The third quarter results included a net-of-tax impairment charge of $303 million related to our investment in C-BASS. (See Note 8.)

(c) The fourth quarter results included the establishment of premium deficiency reserves related to our Wall Street bulk business. (See Notes 1 and 6.)

(d) The fourth quarter results reflect the significant deterioration in the performance of loans insured experienced during that quarter, as reported under losses incurred.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
Rancho Santa Fe, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Former Chairman and Chief Executive Officer
Temple-Inland Inc.
Austin, TX
A holding company with interests in paper, forest products and financial services

Daniel P. Kearney
Business Consultant and Private Investor
Marblehead, MA

Michael E. Lehman
Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Santa Clara, CA

William A. McIntosh
Former Executive Committee Member and Managing Director
Salomon Brothers Inc
New York, NY
An investment banking firm

Leslie M. Muma
Former President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Officers

MGIC Investment Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Mortgage Guaranty Insurance Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Michael G. Meade
Information Services and Chief Information Officer

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Martin F. Wood
International Business Development

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Michael J. Zimmerman
Investor Relations

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Managing Director

Sandra K. Dunst
Capital Markets Operations

Edward G. Durant
Analytic Services

Timothy J. Edwards
Capital Markets Sales

Carla A. Gallas
Field Operations

David A. Greco
Credit Policy

Ralph J. Gundrum
Securities Law Counsel

Heidi A. Heyrman
Chief Compliance Officer

Steven F. Himebauch
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

Eric B. Klopfer
International Strategic Initiatives and Regulatory Affairs

Mark J. Krauter
National Accounts

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Marketing

Jeffrey N. Nielsen
Financial Planning/Analysis

Lisa M. Pendergast
Assistant Treasurer

Eric L. Rice
Sales

John R. Schroeder
Risk Management

Dan D. Stilwell
Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services and Chief Technology Officer

Thomas B. Theobald
National Accounts

Kurt J. Thomas
Human Resources

Steven M. Thompson
Risk Management

Kathleen E. Valenti
Loss Mitigation

Bernhard W. Verhoeven
Risk Management

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Private Investor
Rancho Santa Fe, CA

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Former Chairman and Chief Executive Officer
Temple-Inland Inc.
Austin, TX
A holding company with interests in paper, forest products and financial services

Daniel P. Kearney
Business Consultant and Private Investor
Marblehead, MA

Michael E. Lehman
Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Santa Clara, CA

William A. McIntosh
Former Executive Committee Member and Managing Director
Salomon Brothers Inc
New York, NY
An investment banking firm

Leslie M. Muma
Former President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Donald T. Nicolaisen
Former Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Officers

MGIC Investment Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Mortgage Guaranty Insurance Corporation

Chairman and Chief Executive Officer
Curt S. Culver

President and Chief Operating Officer
Patrick Sinks

Executive Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

J. Michael Lauer
Chief Financial Officer

Lawrence J. Pierzchalski
Risk Management

Senior Vice Presidents
James A. Karpowicz
Chief Investment Officer and Treasurer

Joseph J. Komanecki
Controller and Chief Accounting Officer

Michael G. Meade
Information Services and Chief Information Officer

Steven T. Snodgrass
Capital Markets

Cheryl L. Webb
Field Operations

Martin F. Wood
International Business Development

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Michael J. Zimmerman
Investor Relations

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Managing Director

Sandra K. Dunst
Capital Markets Operations

Edward G. Durant
Analytic Services

Timothy J. Edwards
Capital Markets Sales

Carla A. Gallas
Field Operations

David A. Greco
Credit Policy

Ralph J. Gundrum
Securities Law Counsel

Heidi A. Heyrman
Chief Compliance Officer

Steven F. Himebauch
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

Eric B. Klopfer
International Strategic Initiatives and Regulatory Affairs

Mark J. Krauter
National Accounts

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

Salvatore A. Miosi
Marketing

Jeffrey N. Nielsen
Financial Planning/Analysis

Lisa M. Pendergast
Assistant Treasurer

Eric L. Rice
Sales

John R. Schroeder
Risk Management

Dan D. Stilwell
Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services and Chief Technology Officer

Thomas B. Theobald
National Accounts

Kurt J. Thomas
Human Resources

Steven M. Thompson
Risk Management

Kathleen E. Valenti
Loss Mitigation

Bernhard W. Verhoeven
Risk Management

John S. Wiseman
Managing Director

Jerry L. Wormmeester
National Accounts

Performance Graph

The following graph compares the cumulative total return on the Company's Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index (the industry index which includes the Company) over a five-year period. The graph assumes that $100 was invested on December 31, 2002, in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index, and that all dividends were reinvested. The year-end values are shown in the table below the graph.



Total Return (Base = $100)
$200
$175
$150
$125
$100
$75
$50
2002
2003
2004
2005
2006
2007
MGIC INVESTMENT CORPORATION
S&P 500
S&P 500 FINANCIALS

	2002	2003	2004	2005	2006	2007
S&P 500	100	129	143	150	173	183
S&P 500 Financials	100	131	145	155	184	150
MGIC	100	138	168	162	156	57

Shareholder Information

The Annual Meeting

The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 15, 2008 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report

Copies of the Annual Report on Form 10-K, as amended, for the year ended December 31, 2007, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2007 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of the Exchange.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164
(800) 468-9716

Corporate Headquarters

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address

P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholder Services

(414) 347-6596

MGIC Stock

MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 14, 2008, 82,016,066 shares were outstanding. The following table sets forth for 2006 and 2007 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange.

	2006		2007	
Quarters	High	Low	High	Low
1st	$72.73	$62.01	$68.96	53.90
2nd	71.48	63.05	66.46	53.61
3rd	65.29	53.96	57.94	27.28
4th	63.50	56.22	36.71	16.18

In 2006 and 2007 the Company declared and paid the following cash dividends:

	2006	2007
Quarters		
1st	$ .25	$.250
2nd	.25	.250
3rd	.25	.250
4th	.25	.025
	$1.00	$.775

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see "Management's Discussion and Analysis — Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.

As of February 15, 2008, the number of shareholders of record was 143. In addition, we estimate that there are more than 40,000 beneficial owners of shares held by brokers and fiduciaries.

END